

One H&R Block Way
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 14, 2017

The annual meeting of shareholders of H&R Block, Inc., a Missouri corporation (the "Company"), will be held at the H&R Block Center located at One H&R Block Way (corner of 13th and Main Streets), Kansas City, Missouri, on Thursday, September 14, 2017, at 9:00 a.m. Central Time. Shareholders attending the meeting are asked to park in the H&R Block Center parking garage located beneath the H&R Block Center (enter the parking garage from either Main or Walnut Street). The meeting will be held for the following purposes:

1. Election of the nine nominees for director named in this proxy statement (See page 5);

2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2018 (See page 63);

3. Advisory approval of the Company's named executive officer compensation (See page 64);

4. Advisory approval of the frequency of holding future advisory votes on the Company's named executive officer compensation (See page 65);

5. Approval of the 2018 Long Term Incentive Plan (See page 66);

6. One shareholder proposal regarding revisions to the Company's proxy access bylaw, if properly presented at the meeting (See page 77); and

7. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. The Board of Directors has fixed the close of business on July 14, 2017 as the record date for determining shareholders of the Company entitled to receive notice of and vote at the meeting and any adjournment or postponement thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE YOUR SHARES VIA THE TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET, AS PROVIDED IN THE ENCLOSED MATERIALS. IF YOU REQUESTED A PROXY CARD BY MAIL, YOU MAY SIGN, DATE, AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED.

By Order of the Board of Directors,

SCOTT W. ANDREASEN
Vice President and Secretary

Kansas City, Missouri
August 2, 2017

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 14, 2017.

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended April 30, 2017 are available at www.proxyvote.com.

 **H&R BLOCK**®

August 2, 2017

Dear Fellow Shareholder,

I would be remiss if I did not begin this year's letter by thanking Bill Cobb, our recently retired President and CEO, for his outstanding service to the Company and its stakeholders for the past six years. He has earned an important place in our Company's history and will be missed. A key member of our team, Tom Gerke, General Counsel and Chief Administrative Officer, is serving as Interim CEO while the Board proceeds with its search for Bill's successor.

Fiscal 2017 was a good year for our Company. Despite the fact that fewer Americans filed tax returns this year, we outperformed the overall U.S. market, achieved market share gains in the do-it-yourself (primarily online) category, and served approximately 23 million clients worldwide.

Our financial results were strong. We maintained revenue at just over $3.0 billion, operating expenses declined by approximately $85 million and, as a result, net income from continuing operations grew 10%. We shared our success directly with you, our shareholders, by recently increasing the dividend by 9% (to an annual $0.96 per share) and making $317 million of share repurchases during the fiscal year.

Our core value – *"We do the right thing"* – is evidenced by, among other things, a "pay-for-performance" compensation policy that closely aligns our executives' compensation with the financial interests of our shareholders. We continue to be pleased that you have strongly supported this approach as reflected by your strong support (approximately 97% of the shares last year) for our "say-on-pay" proposal. Given such support, and the success of our compensation program in properly motivating our management team, we have retained its core elements going forward.

On behalf of the entire Board, I'd like to thank you for your support. We are optimistic about H&R Block's future from both an operational and a leadership perspective. As we pursue the opportunities that lie ahead, we are honored by the confidence you have shown through your ownership of our shares.

Robert A. Gerard
Chairman of the Board

TABLE OF CONTENTS

H&R BLOCK, INC.
PROXY STATEMENT
FOR THE 2017 ANNUAL MEETING OF SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors" or "Board") of H&R Block, Inc., a Missouri corporation ("H&R Block" or the "Company" or "we"), for use at the 2017 annual meeting of shareholders of the Company (the "Annual Meeting") to be held on Thursday, September 14, 2017 at 9:00 a.m. Central Time, at the H&R Block Center located at One H&R Block Way (corner of 13th and Main Streets), Kansas City, Missouri. References to the Annual Meeting in this proxy statement include any adjournment or postponement thereof. This proxy statement contains information about the matters to be voted on at the meeting and the voting process, as well as information about our directors and executive officers.

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PRINTED PROXY MATERIALS?

Pursuant to rules adopted by the Securities and Exchange Commission ("SEC"), we are making this proxy statement and our 2017 Annual Report available to shareholders electronically via the internet. Unless you have already requested to receive a printed set of proxy materials, you will receive an "Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on September 14, 2017" (the "Notice"), which contains instructions on how to access proxy materials and vote your shares via the internet or, if you prefer, to request a printed set of proxy materials at no cost to you. On or about August 2, 2017, we mailed the Notice or, for shareholders who have already requested to receive a printed set of proxy materials, this proxy statement, an accompanying proxy card, and our 2017 Annual Report, to our shareholders of record. All shareholders will be able to access this proxy statement and our 2017 Annual Report on the website referred to in the Notice or request to receive printed copies of the proxy materials.

HOW CAN I ELECTRONICALLY ACCESS THE PROXY MATERIALS?

The Notice provides you with instructions on how to view our proxy materials for the Annual Meeting on the internet. The website on which you will be able to view our proxy materials will also allow you to choose to receive future proxy materials electronically, which will save us the cost of printing and mailing documents to you. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy voting site. Your election to receive proxy materials electronically will remain in effect until you terminate it.

HOW CAN I OBTAIN A FULL SET OF PRINTED PROXY MATERIALS?

The Notice will provide you with instructions on how to request to receive printed copies of the proxy materials. You may request printed copies up until one year after the date of the meeting.

WHAT AM I VOTING ON?

You are voting on six items of business at the Annual Meeting:

- Election of the nine nominees for director named in this proxy statement (Proposal 1);
- Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2018 (Proposal 2);
- Advisory approval of the Company's named executive officer compensation (Proposal 3);
- Advisory approval of the frequency of holding future advisory votes on the Company's named executive officer compensation (Proposal 4);
- Approval of the 2018 Long Term Incentive Plan (Proposal 5); and

- One shareholder proposal regarding revisions to the Company's proxy access bylaw, if properly presented at the meeting (Proposal 6).

WHO IS ENTITLED TO VOTE?

Shareholders of record as of the close of business on July 14, 2017 are entitled to vote at the Annual Meeting. Each share of H&R Block common stock is entitled to one vote.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with the Company's transfer agent, Wells Fargo Shareowner Services ("Wells Fargo"), you are considered a "registered shareholder" and are considered, with respect to those shares, the "shareholder of record." If you are a shareholder of record, the Notice or proxy materials were sent to you directly by the Company, and you may vote by any of the methods described below under "How Do I Vote?".

If your shares are registered in the name of a stock brokerage account or by a broker, bank, or other nominee on your behalf (referred to as being held in "street name") or if you hold shares through the H&R Block Retirement Savings Plan, you are considered a "beneficial owner" of shares held in street name, and the broker, bank, or other nominee forwarded the Notice or proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee holding your shares how to vote and you are also invited to attend the Annual Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the shareholder of record.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS AND THE VOTING REQUIREMENTS?

Our Board of Directors recommends that you vote your shares as follows:

Proposal	Board Recommendation	More Information	Broker Discretionary Voting Allowed?	Votes Required for Approval	Abstentions and Broker Non-Votes
1. Election of Directors.	**FOR each Nominee**	Page 5	No	The affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for election or approval of each of the proposals.	Abstentions have the same effect as votes AGAINST the relevant proposal. For Proposal 4, an abstention will not be counted as a vote for any option. Broker non-votes have no impact on the outcome of the vote for any of the proposals.
2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2018.	**FOR**	Page 63	Yes		
3. Advisory approval of the Company's named executive officer compensation.	**FOR**	Page 64	No		
4. Advisory approval of the frequency of holding future advisory votes on the Company's named executive officer compensation.	**ONE YEAR**	Page 65	No		
5. Approval of the 2018 Long Term Incentive Plan.	**FOR**	Page 66	No		
6. Shareholder proposal regarding revisions to the Company's proxy access bylaw.	**AGAINST**	Page 77	No		

Broker Discretionary Voting

Brokers, banks, and other nominees holding shares on behalf of beneficial owners are prohibited from exercising discretionary voting authority for beneficial owners who have not provided voting instructions on "non-routine" proposals, resulting in so-called "broker non-votes." Brokers, banks, and other nominees may vote without instruction only on "routine" proposals. Proposal 2, the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm, is the only routine proposal on the ballot for the Annual Meeting and the only proposal on the ballot for which broker discretionary voting is permitted. All other proposals are non-routine. If you hold your shares with a broker, bank, or other nominee, your shares will not be voted on non-routine proposals unless you give voting instructions to such nominee.

Voting Requirements and Effect of Abstentions and Broker Non-Votes

For each matter to be voted upon at the Annual Meeting, shareholders may vote "for," "against," or "abstain," except for Proposal 4, for which shareholders may vote "one year," "two years," "three years," or "abstain."

For each of the proposals, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for election or approval. For Proposal 4, the option of one year, two years, or three years that receives the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote thereon, will be the frequency for the advisory vote that has been recommended by the shareholders. In the event that no option receives such majority vote, the Company will consider the option that receives the most votes to be the option selected by shareholders. The votes on Proposals 3 and 4, the approval of the Company's named executive officer compensation and the approval of the frequency of future advisory votes on the Company's named executive officer compensation, are non-binding advisory votes only.

Shares represented in person or by a proxy that directs that the shares abstain from voting are deemed to be represented at the meeting as to that particular matter, and have the same effect as a vote against the proposals, except for Proposal 4, for which an abstention will not be counted as a vote for any option. Broker non-votes have no impact on the proposals.

If a submitted proxy does not specify how to vote, the shares represented by that proxy will be considered to be voted FOR each of the director nominees included in Proposal 1, FOR Proposals 2, 3, and 5, AGAINST Proposal 6, and for ONE YEAR for Proposal 4.

HOW DO I VOTE?

If you are a registered shareholder, there are four different ways you can vote:

- By Internet – You can vote via the internet at *www.proxyvote.com* by following the instructions provided (you will need the Control Number from the Notice or proxy card you received);

- By Telephone – You can vote by telephone by calling the toll-free telephone number indicated on your proxy card or voting instruction card (you will need the Control Number from the Notice or proxy card you received);

- By Mail – If you received your proxy materials by mail, you can vote by signing, dating and returning the accompanying proxy card; or

- In Person – You can vote in person by written ballot at the Annual Meeting.

When your proxy is properly submitted, your shares will be voted as you indicate. If you do not indicate your voting preferences, the appointed proxies (Thomas A. Gerke and Scott W. Andreasen) will vote your shares FOR each of the director nominees included in Proposal 1, FOR Proposals 2, 3, and 5, AGAINST Proposal 6, and for ONE YEAR for Proposal 4. If your shares are owned in joint names, all joint owners must vote by the same method, and if joint owners vote by mail, all of the joint owners must sign the proxy card. The deadline for voting by telephone or via the internet, except with respect to shares held through the H&R Block Retirement Savings Plan as described below, is 11:59 p.m. Eastern Time on September 13, 2017.

If you are a beneficial owner of shares held in street name, you may vote by following the voting instructions provided by your broker, bank, or other nominee, and your broker, bank, or other nominee should vote your shares as you have directed. You must have a legal proxy from the shareholder of record in order to vote the shares in person at the Annual Meeting.

If your shares are held through the H&R Block Retirement Savings Plan, you may also vote as set forth above, except that Plan participants may not vote their Plan shares in person at the Annual Meeting. If you provide voting instructions via the internet, by telephone or by written proxy card, Fidelity Management Trust Company, the Plan's Trustee, will vote your shares as you have directed. If you do not provide specific voting instructions, the Trustee will vote your shares in the same proportion as shares for which the Trustee has received instructions. Please note that you must submit voting instructions to the Trustee no later than September 11, 2017 at 11:59 p.m. Eastern Time in order for your shares to be voted by the Trustee at the Annual Meeting. Your voting instructions will be kept confidential by the Trustee.

MAY I ATTEND THE MEETING?

All shareholders, properly appointed proxy holders, and invited guests of the Company may attend the Annual Meeting. Shareholders who plan to attend the meeting may be required to present valid photo identification. If you hold your shares in street name, please also bring proof of your share ownership, such as a broker's statement showing that you beneficially owned shares of the Company on the record date of July 14, 2017, or a legal proxy from your broker, bank, or other nominee (a legal proxy is required if you hold your shares in street name and you plan to vote in person at the Annual Meeting). Shareholders of record will be verified against an official list available at the registration area. The Company reserves the right to deny admittance to anyone who cannot adequately show proof of share ownership as of the record date.

MAY I CHANGE MY VOTE?

After your initial vote, you may revoke your proxy and change your vote (i) any time prior to the voting deadline via the internet or by telephone (only your latest internet or telephone proxy submitted prior to the voting deadline for the Annual Meeting will be counted), (ii) by signing and returning a new proxy card or voting instruction card with a later date prior to the Annual Meeting, or (iii) by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. If your shares are held in street name by a broker, bank, or other nominee, you must contact that nominee to change your vote.

DO SHAREHOLDERS HAVE CUMULATIVE VOTING RIGHTS WITH RESPECT TO THE ELECTION OF DIRECTORS?

No, shareholders do not have cumulative voting rights with respect to the election of directors.

WHAT CONSTITUTES A QUORUM?

As of the record date, 209,056,056 shares of the Company's common stock were issued and outstanding. A majority of the outstanding shares entitled to vote at the Annual Meeting, represented in person or by proxy, will constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE "IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON SEPTEMBER 14, 2017"?

It means your shares are held in more than one account. You should vote all of your shares.

WHAT IS HOUSEHOLDING?

As permitted by the SEC, we are delivering only one copy of this proxy statement to shareholders residing at the same address, unless the shareholders have notified us of their desire to receive multiple copies of the proxy statement. This practice is known as householding.

The Company will promptly deliver, upon request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, or by telephone at (816) 854-4288.

Shareholders of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, Wells Fargo, to request that only a single copy of the proxy statement be mailed in the future. You can contact Wells Fargo by phone at (888) 213-0968 or (651) 450-4064, or by mail at 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4100.

WHO WILL BEAR THE COST OF THIS SOLICITATION AND HOW WILL PROXIES BE SOLICITED?

The Company is making this solicitation on behalf of the Company's Board of Directors and will pay the entire cost of this proxy solicitation, including the expense of preparing the proxy solicitation materials for the Annual Meeting and mailing the Notice and, as applicable, the proxy solicitation materials for such meeting. Following the mailing of these materials, directors, officers, and employees of the Company may solicit proxies by telephone, email, or other personal contact; such individuals will not receive compensation or reimbursement for these activities. Additionally, the Company has retained Georgeson LLC to assist in the solicitation of proxies on behalf of the Board for a fee of $30,000 plus reimbursement of reasonable expenses. Further, brokers and other custodians, nominees, and fiduciaries will be requested to forward the Notice and printed proxy materials to their principals, and the Company will reimburse them for the expense of doing so.

WHAT IS THE COMPANY'S INTERNET ADDRESS?

The Company's internet address is www.hrblock.com. The Company's filings with the SEC are available free of charge via the "Investor Relations" link at this website (click on the "SEC Filings" link under the "Financial Info" heading), and may also be found at the SEC's website, www.sec.gov.

WILL ANY OTHER MATTERS BE VOTED ON?

As of the date of this proxy statement, we know of no other matter that will be presented for consideration at the Annual Meeting other than those matters discussed in this proxy statement. If any other matters properly come before the meeting and call for a vote of the shareholders, the appointed proxies may use their discretion to vote on any such matters.



The Board unanimously recommends a vote **FOR** the election of each nominee

PROPOSAL 1 – ELECTION OF DIRECTORS

The Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws") provide that the number of directors to constitute the Board of Directors shall not be fewer than 7 nor more than 12, with the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the entire Board. The Board of Directors currently consists of ten directors who are elected annually. Nine members of the Board are standing for re-election; of the eleven members of the Board who stood for election at the 2016 annual meeting of shareholders, one has retired and one will not be standing for re-election. As previously disclosed, William C. Cobb retired from his positions as President, Chief Executive Officer, and director of the Company effective July 31, 2017. Also as previously disclosed, James F. Wright informed the Board on February 13, 2017 of his decision not to stand for re-election following the completion of his term at the Annual Meeting. Pursuant to our Bylaws, the Board has set the number of directors that shall constitute the Board at nine, effective upon the commencement of the Annual Meeting.

The Articles and Bylaws also provide that all of the directors shall be elected at each annual meeting of shareholders. Under the Bylaws, each director holds office until the earlier of the election and qualification of such director's successor or the director's death, resignation, retirement, disqualification, disability, or removal from office. Any vacancy on the Board may be filled by a majority of the surviving or remaining directors then in office. The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on his or her election and represented in person or by proxy shall promptly tender his or her irrevocable resignation to the Company's Board, subject only to the condition that the Board accept the resignation. The Board and the Governance and Nominating Committee must consider and act on the resignation, as more fully described under "Corporate Governance – Mandatory Director Resignation Policies," on page 18. To be eligible to be a nominee as a director, whether nominated by the Board or a shareholder, a person must deliver to the Company a written agreement that such person will abide by this director resignation requirement.

There are nine nominees for election to the Board at the Annual Meeting of shareholders to be held on September 14, 2017. Each of the nine nominees, if elected, will hold office until the earlier of the election and qualification of such director's successor or the director's death, resignation, retirement, disqualification, disability, or removal from office. The Board has nominated Angela N. Archon, Paul J. Brown, Robert A. Gerard, Richard A. Johnson, David Baker Lewis, Victoria J. Reich, Bruce C. Rohde, Tom D. Seip, and Christianna Wood for election as directors of the Company. Each nominee has consented to be named in this proxy statement and to serve as director if elected. If any of the nominees becomes unavailable for election for any reason, the Board may provide for a lesser number of directors or designate substitute nominees, and the proxies will be voted for the remaining nominees and any substitute nominees, unless otherwise instructed by a shareholder.

DIRECTOR NOMINATION PROCESS

The entire Board of Directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders. The Governance and Nominating Committee is responsible for identifying, screening, and recommending candidates for Board membership to the entire Board. The Governance and Nominating Committee works with the Board to determine the appropriate characteristics, skills, and experience for the Board as a whole and its individual members. In evaluating the suitability of individual Board members, the Board takes into account many factors, which are described in further detail below. The Board evaluates each individual in the context of the Board as a whole with the objective of retaining a group of directors with diverse and relevant experience that can best perpetuate the Company's success and represent shareholder interests through sound judgment.

The Governance and Nominating Committee may seek the input of other members of the Board or management in identifying candidates who meet the criteria outlined above. In addition, the Governance and Nominating Committee may use the services of consultants or a search firm. The Governance and Nominating Committee will consider recommendations by the Company's shareholders of qualified director candidates for possible nomination by the Board. Shareholders may recommend qualified director candidates by writing to the Company's Corporate Secretary at H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105. Submissions should include information regarding a candidate's background, qualifications, experience, and willingness to serve as a director. Based on a preliminary assessment of a candidate's qualifications, the Governance and Nominating Committee may conduct interviews with the candidate or request additional information from the candidate. The Governance and Nominating Committee uses the same process for evaluating all candidates for nomination by the Board, including those recommended by shareholders. The Bylaws permit persons to be nominated as directors directly by shareholders under certain conditions. To do so, shareholders must comply with the advance notice requirements under the Bylaws as outlined in the "Shareholder Proposals and Nominations" section of this proxy statement. The Company did not receive notice from any shareholder prior to the deadline for submitting notice of an intention to nominate any additional persons for election as directors at the Annual Meeting.

Diversity

Both the Board and the Governance and Nominating Committee believe that diversity of skills, perspectives, and experiences among Board members, in addition to the factors discussed above, improves the Board's oversight and evaluation of management on behalf of the shareholders and produces more creative thinking and better strategic solutions by the Board. Although we do not have a formal policy concerning diversity of director nominees, the Governance and Nominating Committee considers, though not exclusively, the distinctive skills, perspectives, and experiences that candidates who are diverse in gender, ethnic background, geographic origin, and professional experience have to offer.

SELECTING AND EVALUATING OUR NOMINEES

When evaluating potential director nominees, the Governance and Nominating Committee considers each individual's professional experience, areas of expertise, and educational background in addition to his or her general qualifications. The Governance and Nominating Committee works with the Board to determine the appropriate mix of experiences, areas of expertise, and educational backgrounds in order to establish and maintain a Board that is strong in its collective knowledge and that has the skillsets necessary to fulfill the Board's responsibilities, meet the future needs of the Company to perpetuate our long term success, and represent the interests of our shareholders.

The Governance and Nominating Committee regularly communicates with the Board to identify professional experiences, areas of expertise, educational backgrounds, and other qualifications that impact our business or that our business may need in the future that are particularly desirable for our directors to possess in order to help meet specific Board needs, including:

- *Financial industry knowledge*, which is vital in understanding and reviewing our strategy, including the acquisition of businesses that offer complementary products or services;

- *Operating experience* as current or former executives, which gives directors specific insight into, and expertise that will foster active participation in, the development and implementation of our operating plan and business strategy;

- *Executive leadership experience*, which gives directors who have served in significant leadership positions strong abilities to motivate and manage others and to identify and develop leadership qualities in others;

- *Accounting and financial expertise*, which enables directors to analyze our financial statements, capital structure and complex financial transactions and oversee our accounting and financial reporting processes;

- *Enterprise risk management experience*, which contributes to oversight of management's risk monitoring and risk management programs, and establishment of risk appetite aligned with our strategy; and

- *Public company board and corporate governance experience*, which provides directors a solid understanding of their extensive and complex oversight responsibilities and furthers our goals of greater transparency, accountability for management and the Board, and protection of our shareholders' interests.

The following chart highlights each director nominee's specific skills, knowledge, and experience that the Governance and Nominating Committee and Board relied upon when determining whether to nominate the individual for election. A particular nominee may possess other valuable skills, knowledge or experience even though they are not indicated below.

Name	Financial Industry Knowledge	Operating Experience	Executive Leadership	Accounting or Financial	Enterprise Risk Management	Public Company Governance
Angela N. Archon		✓	✓	✓		
Paul J. Brown		✓	✓	✓	✓	✓
Robert A. Gerard	✓	✓	✓	✓	✓	✓
Richard A. Johnson		✓	✓	✓	✓	✓
David Baker Lewis	✓			✓	✓	✓
Victoria J. Reich		✓	✓	✓	✓	✓
Bruce C. Rohde		✓	✓	✓	✓	✓
Tom D. Seip	✓	✓	✓	✓	✓	✓
Christianna Wood	✓			✓		✓

The Board believes that all the director nominees are highly qualified. As the chart shows, the director nominees have significant leadership experience, knowledge, and skills that qualify them for service on our Board, and, as a group, represent diverse views, experiences, and backgrounds. All director nominees satisfy the criteria set forth in our Corporate Governance Guidelines and possess the personal characteristics that are essential for the proper and effective functioning of the Board. Each nominee's biography below contains additional information regarding his or her experiences, qualifications and skills.

The number of shares of common stock, share units, and share equivalents beneficially owned by each nominee for director is listed under the heading "Security Ownership of Directors and Management" on page 80.

DIRECTOR NOMINEES

There are nine nominees for election to the Board at the Annual Meeting. As described above, the Board has set the number of directors that shall constitute the Board at nine, effective upon the commencement of the Annual Meeting. All Board members are subject to annual election. The following pages present information regarding each director nominee, including information about each nominee's professional experience, areas of expertise, educational background, and qualifications that led the Board to nominate him or her for election. The following also includes information about all public company directorships each nominee currently holds.

Director Nominees



Angela N. Archon
Director since 2016
Age 57

Committees:
- Audit

Professional Experience

Ms. Archon is currently Vice President, Operations, in the Watson Health business unit of International Business Machines Corporation ("IBM"), a provider of business and information technology products and services. Just prior, Ms. Archon served as Vice President, Transformation and Chief Operating Officer with Watson Health from February 2015 to October 2016. Previously, Ms. Archon served as Vice President, Corporate Strategy from May 2013 to February 2015, and Vice President of Worldwide Client Care, Systems & Technology Group, from August 2010 to May 2013. She also served in a variety of other roles with IBM, including Vice President of Intellectual Property Licensing and Business Development, Systems & Technology Group; Director of Global Sourcing Procurement – Enterprise Services; and Director of Global Services Procurement – Strategy, Operations & Alliances.

Education

Ms. Archon holds two degrees from the University of Texas at Austin, a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Systems Engineering.

Other Boards and Appointments

Ms. Archon serves on the Chemical Engineering Advisory Board at the University of Texas at Austin and is a Board Liaison for the National Action Council for Minorities in Engineering.

Director Qualifications

Ms. Archon brings to the Board strong management, operating, engineering, and leadership skills developed throughout her business career at IBM, as well as her significant experience with technology, strategy development, driving change and innovation, and business transformation.



Paul J. Brown
Director since 2011
Age 50

Committees:
- Governance and Nominating (Chair)

Professional Experience

Mr. Brown has served as the Chief Executive Officer of Arby's Restaurant Group, Inc., a privately held company and the second largest quick-service sandwich chain in the U.S., since May 2013. He served as President, Brands and Commercial Services for Hilton Worldwide, a global hospitality company, from 2008 to April 2013. Prior to that, he was with Expedia Inc., for four years, most recently serving as President, Expedia North America and Expedia Inc. Partner Services Group. From 2001 through 2005, Mr. Brown was a Partner with McKinsey & Co. in their London and Atlanta offices. Earlier in his career, he was Senior Vice President of Brand Services for Intercontinental Hotels Group, a Manager with the Boston Consulting Group, Inc., and a Senior Consultant with Andersen Consulting.

Education

Mr. Brown received a Bachelors degree in Management from the Georgia Institute of Technology and a Masters of Business Administration degree from the Kellogg Graduate School of Management, Northwestern University.

Other Boards and Appointments

Mr. Brown is also a member of the board of directors of Lindblad Expedition Holdings, J. C. Penney Company, Inc., and FOCUS Brands, Inc., a privately held company. He also serves as a member of the Board of Trustees for the Georgia Tech Foundation, The Woodruff Arts Center, the Buckhead Coalition, and Atlanta200. He has also served as an executive-in-residence at the Cornell University School of Hotel Administration.

Director Qualifications

Mr. Brown brings to the Board significant executive leadership, operations, financial management, e-commerce, brand management, and enterprise risk management experience.



Robert A. Gerard
Chairman of the Board of Directors

Director since 2007
Age 72

Committees:
- Finance (Chair)
- Governance and Nominating

Professional Experience

Mr. Gerard is the General Partner and investment manager of GFP, L.P., a private investment partnership. From 2004 to 2011, Mr. Gerard was Chairman of the Management Committee and Chief Executive Officer of Royal Street Communications, LLC, a licensee, developer, and operator of telecommunications networks in Los Angeles and Central Florida. From 1977 until his retirement in 1991, Mr. Gerard held senior executive positions with investment banking firms Morgan Stanley & Co., Dillon Read & Co., and Bear Stearns. From 1974 to 1977, Mr. Gerard served in the United States Department of the Treasury, completing his service as Assistant Secretary for Capital Markets and Debt Management.

Education

Mr. Gerard is a graduate of Harvard College and holds a Masters of Arts degree and a Juris Doctor degree from Columbia University.

Other Boards and Appointments

Mr. Gerard served as a director of Gleacher & Company, Inc. from 2009 through May 2013, where he most recently served as Chair of the Executive Compensation Committee and was a member of the Committee on Directors and Corporate Governance.

Director Qualifications

Mr. Gerard brings to the Board extensive experience in the financial services industry and many years of business experience in senior management and finance, as well as experience serving on the boards of other public companies.



Richard A. Johnson
Director since 2015
Age 59

Committees:
- Audit
- Compensation

Professional Experience

Mr. Johnson has served as the Chief Executive Officer and President of Foot Locker, Inc., a leading global athletic footwear and apparel retailer, since December 1, 2014, and was elected Chairman of the Board in May 2016. Prior to becoming Chief Executive Officer and President, he served in a variety of other roles with Foot Locker, Inc. including Executive Vice President and Chief Operating Officer, Executive Vice President/Group President – Retail Stores, Chief Executive Officer and President of Foot Locker U. S./Lady Foot Locker/Kids Foot Locker/Footaction, Chief Executive Officer and President at Foot Locker Europe B.V., Foot Locker's European headquarters in the Netherlands, President and Chief Executive Officer of Footlocker.com/Eastbay, and prior to that, held various executive positions at Eastbay, Inc. From 1990 to 1993, Mr. Johnson was a transportation economics manager at Graebel Van Lines, Inc. Earlier in his career, he worked for Electronic Data Systems, an IT services company, as a systems engineer.

Education

Mr. Johnson received a Bachelor of Arts degree in Business Administration and Accountancy from the University of Wisconsin, Eau Claire.

Other Boards and Appointments

Mr. Johnson has served as director and member of the Executive Committee of Foot Locker, Inc. since 2014, and was elected Chairman of the Board in May 2016. During 2013, he served as a director of Maidenform Brands, Inc.

Director Qualifications

Mr. Johnson brings to the Board extensive knowledge of brick and mortar and digital/dot.com retail operations, as well as significant leadership, operations, financial management, and enterprise risk management experience.



David Baker Lewis
Director since 2004
Age 73

Committees:
- Compensation
- Governance and Nominating

Professional Experience

Mr. Lewis currently serves as Of Counsel to Lewis & Munday, a Detroit-based legal firm with additional offices in New York City and Washington, D.C. Mr. Lewis is a co-founder of the firm, which was established in 1972, and previously served as the firm's Chairman and CEO.

Education

Mr. Lewis received a Bachelor of Arts degree from Oakland University in Rochester, Michigan, a Masters of Business Administration degree from University of Chicago, and a Juris Doctor degree from University of Michigan School of Law.

Other Boards and Appointments

Mr. Lewis is also a director of STERIS Corp., where he is a member and chairman of the Audit Committee and a member of the Governance and Nominating Committee. He was previously a director of The Kroger Company until June 23, 2016, and Conrail, Inc., LG&E Energy Corp., M.A. Hanna, TRW, Inc., and Comerica, Inc., all prior to 2007.

Director Qualifications

Mr. Lewis brings to the Board experience from serving on the boards of other public companies, including service as the current or former chair of five public company audit committees (the Company, STERIS Corp., The Kroger Company, LG&E Energy Corp., and Conrail, Inc.), expertise derived from his law practice and business background, and knowledge of finance and financial services.



Victoria J. Reich
Director since 2011
Age 59

Committees:
- Audit (Chair)
- Finance

Professional Experience

Ms. Reich served as the Senior Vice President and Chief Financial Officer of United Stationers Inc. (now known as Essendant, Inc.), a wholesale distributor of business products, from June 2007 until July 2011. Prior to that, Ms. Reich spent ten years with Brunswick Corporation, a manufacturer of sporting and fitness equipment, where she most recently was President of Brunswick European Group from 2003 until 2006. She served as Brunswick's Senior Vice President and Chief Financial Officer from 2000 to 2003 and as Vice President and Controller from 1996 until 2000. Before joining Brunswick, Ms. Reich spent 17 years at General Electric Company where she held various financial management positions.

Education

Ms. Reich holds a Bachelor of Science degree in Applied Mathematics and Economics from Brown University.

Other Boards and Appointments

Ms. Reich is a director of Ecolab Inc., where she is Chairman of the Audit Committee and a member of the Safety, Health and Environment Committee. She is also a director of Ingredion Incorporated, where she is Chairman of the Audit Committee.

Director Qualifications

Ms. Reich brings to the Board extensive financial management experience, operational experience, and executive leadership abilities.



Bruce C. Rohde
Director since 2010
Age 68

Committees:
- Compensation (Chair)
- Governance and Nominating

Professional Experience

Mr. Rohde served in multiple roles with ConAgra Foods, Inc. (now known as Conagra Brands Inc.), a packaged foods company, beginning in 1984, including General Counsel, President, Vice Chairman, Chairman and Chief Executive Officer, before retiring in 2005 as Chairman and CEO Emeritus. Mr. Rohde currently serves as the Managing Partner of Romar Capital Group, a private entity. He holds many court admissions and also holds a certified public accountant certificate.

Education

Mr. Rohde holds two degrees from Creighton University, a Bachelor of Science degree in Business Administration and a Juris Doctor degree, cum laude.

Other Boards and Appointments

Mr. Rohde is a director of the Preventive Medicine Research Institute. Mr. Rohde retired as Trustee Emeritus of Creighton University on June 30, 2017, after 28 years of service. Mr. Rohde formerly served as a director of Gleacher & Company, Inc. from 2009 through May 2013, where he most recently served as Lead Director and Chair of the Governance and Nominating Committee, as well as a member of the Audit and Executive Compensation Committees. He was previously a director of ConAgra Foods, Inc. and Valmont Industries Inc., both prior to 2007.

Director Qualifications

Mr. Rohde brings to the Board significant senior executive leadership experience from a large public company perspective, including service in multiple executive roles as described above. He also has substantial experience as a board member at several public companies, including service as the chair of a wide variety of board committees, Chairman, Vice Chairman and Lead Director. Over the course of his career, Mr. Rohde's diverse background has given him abundant experience in law, finance, accounting, tax, and operational management.



Tom D. Seip
Director since 2001
Age 67

Committees:
- Compensation
- Governance and Nominating

Professional Experience

Mr. Seip currently serves as the managing member of Way Too Much Stuff LLC, and through December 2015 served as the managing member of Ridgefield Farm LLC, both private investment vehicles. Mr. Seip was employed by Charles Schwab & Co., Inc., San Francisco, California, from January 1983 until June 1998 in various positions, including Chief Executive Officer of Charles Schwab Investment Management, Inc. from 1997 until June 1998 and Executive Vice President – Retail Brokerage from 1994 until 1997.

Education

Mr. Seip received a Bachelor of Arts degree from Pennsylvania State University and participated in the Doctoral Program in Developmental Psychology at the University of Michigan.

Other Boards and Appointments

Mr. Seip is Chairman of the Board of Trustees of the Neuberger Berman Mutual Funds, New York.

Director Qualifications

Mr. Seip brings to the Board useful financial insight and skills based on his extensive experience in investment management, financial product development, and management of branch office networks and back office operations. Mr. Seip also has significant experience with the governance of public companies.



Christianna Wood
Director since 2008
Age 57

Committees:
- Audit
- Finance

Professional Experience

Ms. Wood is the Chief Executive Officer of Gore Creek Capital Ltd., an investment management consulting company based in Golden, Colorado. Ms. Wood served as the Chief Executive Officer of Capital Z Asset Management, the largest dedicated sponsor of hedge funds, from 2008 through July 2009. Previously, she was the Senior Investment Officer for the Global Equity unit of the California Public Employees' Retirement System ("CalPERS") for five years. Prior to her service for CalPERS, Ms. Wood served as a Principal of several investment management organizations. She is also a chartered financial analyst and a chartered alternative investment analyst.

Education

Ms. Wood obtained a Bachelor of Arts degree, cum laude, from Vassar College and a Masters of Business Administration degree in Finance from New York University.

Other Boards and Appointments

Ms. Wood is a member of the Board of Trustees of Vassar College where she serves on the Investment, Audit, and Budget and Finance Committees and as Chair of the Investor Responsibility Committee. Ms. Wood is also a member of the boards of Grange Insurance and The Merger Fund. Additionally, Ms. Wood serves as Chairman of the Board of The Global Reporting Initiative. She was previously a member of the Public Company Accounting Oversight Board Standard Advisory Group (2006-2008) and the International Auditing and Assurance Standards Board Consultative Advisory Group (2006-2009). Ms. Wood was also a member of the Board of Governors of the International Corporate Governance Network from June 2008 until June 2012, serving as Chairman of the Board from June 2009 until June 2012, and served on the Board of Directors of the International Securities Exchange from 2010 to 2016.

Director Qualifications

Ms. Wood brings to the Board a broad finance and corporate governance background, including experience as a senior investment officer for a large retirement fund and as Chairman of the Board of Governors of the International Corporate Governance Network. She has significant experience in accounting and financial matters. Through her prior service as an investment manager, Ms. Wood has had significant experience in the application of portfolio risk management techniques.

Unless otherwise instructed, the appointed proxies will vote the shares represented by the proxy cards received by them for each of the nominees named above. All nominees have consented to serve if elected. The Board of Directors has no reason to believe that any of the nominees would be unable to accept the office of director if elected. If any of the nominees becomes unavailable for election for any reason, the Board may provide for a lesser number of directors or designate substitute nominees, and proxies will be voted for the remaining nominees and any substitute nominees, unless otherwise instructed by the shareholder.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NINE NOMINEES FOR DIRECTOR IN THIS PROPOSAL 1.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

The Board of Directors is responsible for overseeing and providing policy guidance on the Company's business and affairs. The Board reviews significant developments affecting the Company and acts on matters requiring Board approval. During the 2017 fiscal year, the Board of Directors held seven meetings. During the 2017 fiscal year, each of the incumbent directors attended at least 75% of the aggregate total number of meetings of the Board of Directors and Board committees of which he or she was a member (or portion of the fiscal year during which he or she served as a director or committee member). On average, our directors attended over 95% of the Board of Directors meetings and applicable Board committee meetings held during the 2017 fiscal year (or portion of the fiscal year during which he or she served as a director or committee member).

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Finance Committee. The Company's Corporate Governance Guidelines, Code of Business Ethics and Conduct, the Board of Directors Independence Standards (the "Independence Standards"), and charters for each of the standing committees may be accessed on the Company's website at www.hrblock.com by clicking the "Investor Relations" link and then clicking the "Corporate Governance" link under the "Company" tab. These documents are also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105.

In addition to the standing committees of the Board, the Board has formed a CEO Search Committee consisting entirely of independent non-employee directors to oversee the search for a permanent President and Chief Executive Officer. The CEO Search Committee is authorized to, among other things, review lists and qualifications of potential CEO candidates, conduct initial screenings and interviews of CEO candidates, and recommend to the Board one or more CEO candidates.

Set forth below is a description of the primary duties of each of the standing committees of the Board and its members as of the date of this proxy statement.

Audit Committee	
Committee Members Ms. Reich (Chair) Ms. Archon Mr. Johnson Ms. Wood 5 meetings in fiscal year 2017	▪ Approves the appointment of the Company's independent registered public accounting firm ▪ Evaluates the independence and performance of such firm ▪ Reviews the scope of the annual audit ▪ Reviews and evaluates the effectiveness of the Company's internal audit function ▪ Ensures that the Company has established a system to enforce the H&R Block Code of Business Ethics and Conduct ▪ Reviews and discusses with management and the independent registered public accounting firm the audited financial statements and accounting principles See the "Audit Committee Report" on page 61. All of the members of the Audit Committee are independent under regulations adopted by the SEC, New York Stock Exchange ("NYSE") listing standards, and the Independence Standards. The Board has determined that each member of the Audit Committee is financially literate under NYSE guidelines and that Mr. Johnson, Ms. Reich, and Ms. Wood are each an audit committee financial expert pursuant to the criteria prescribed by the SEC.

Compensation Committee

Committee Members
Mr. Rohde (Chair)
Mr. Johnson
Mr. Lewis
Mr. Seip
Mr. Wright*

9 meetings in fiscal year 2017

- Reviews and approves the Company's overall executive compensation philosophy, including compensation of the executive officers of the Company and its subsidiaries
- Reviews and formally evaluates the CEO's performance against corporate goals and objectives and approves the CEO's compensation
- Reviews risks related to the Company's compensation policies and practices
- Administers the Company's short term and long term incentive compensation plans

See the "Compensation Discussion and Analysis" beginning on page 22. The Compensation Committee has the sole discretion to retain or obtain the advice of any compensation consultant, legal counsel or other advisor to assist in the Compensation Committee's evaluation of executive compensation, including the sole authority to approve fees for any such advisor. The Compensation Committee is also responsible for assessing the independence of any such advisor. All of the members of the Compensation Committee are independent under NYSE listing standards and the Independence Standards.

* Mr. Wright will cease serving on the Compensation Committee upon his departure from the Board effective as of the Annual Meeting.

Governance and Nominating Committee

Committee Members
Mr. Brown (Chair)
Mr. Gerard
Mr. Lewis
Mr. Rohde
Mr. Seip

4 meetings in fiscal year 2017

- Reviews and oversees corporate governance matters
- Initiates recommendations of nominations for election as a director of the Company
- Evaluates the performance of the Board of Directors
- Determines the compensation of the non-employee directors of the Company

All of the members of the Governance and Nominating Committee are independent under NYSE listing standards and the Independence Standards.

Finance Committee

Committee Members*
Mr. Gerard (Chair)
Ms. Reich
Ms. Wood

3 meetings in fiscal year 2017

- Provides advice to management and the Board of Directors concerning:
  - Financial structure of the Company
  - Share repurchases, dividends, and other capital allocation decisions
  - Funding of operations of the Company and its subsidiaries
  - Investment of Company funds
  - Reviewing and making recommendations to the Board regarding capital allocation and proposed acquisitions, dispositions, mergers, joint ventures, investments, and similar transactions

* Mr. Cobb served on the Finance Committee until his departure from the Company as of July 31, 2017.

DIRECTOR COMPENSATION

The Board considers and determines non-employee director compensation each year, taking into account recommendations from the Governance and Nominating Committee. The Governance and Nominating Committee formulates its recommendation based on its review of director compensation practices at a specific group of peer companies, based on publicly disclosed information (more discussion of our process for determining our peer group of companies can be found beginning on page 42). The Governance and Nominating Committee may delegate its authority to such subcommittees as it deems appropriate in the best interests of the Company and our shareholders. Management, in consultation with the Compensation Committee's independent compensation consultant, assists the Governance and Nominating Committee in its review by accumulating and summarizing market data pertaining to director compensation levels and practices at our peer group of companies, reviewing external survey sources, and conducting its own custom research.

In June 2017, based on a review of our Peer Group of companies and consultation with the Company's independent compensation consultant, the Governance and Nominating Committee recommended and the Board approved (i) an increase in the Board's annual retainer to $70,000 from $60,000 and (ii) an increase in the value of the annual grants of deferred stock units ("DSUs") to $150,000 from $145,000, both to be effective in fiscal year 2018 following the Annual Meeting.

The following chart describes the compensation elements for our non-employee directors in effect at the end of fiscal year 2017 and to become effective in fiscal year 2018 following the Annual Meeting:

Compensation Element	FY17 Amount (annual except for meeting fees)	FY18 Amount (annual except for meeting fees)
Annual Cash Retainer[1]	$60,000	$70,000
Annual Equity Retainer[2]	$145,000 in deferred stock units	$150,000 in deferred stock units
Non-Executive Chairman of the Board Retainer[1]	$200,000 (payable in deferred stock units)	$200,000 (payable in deferred stock units)
Chair Retainer – Audit Committee	$20,000	$20,000
Chair Retainer – All Other Committees[3]	$15,000	$15,000
Board Meeting Fee[4]	$2,000 per meeting	$2,000 per meeting
Committee Meeting Fee[5]	$1,500 per meeting	$1,500 per meeting

[1] Paid in quarterly installments.

[2] Equity grants are generally made immediately following election of directors at the Annual Meeting.

[3] Due to his position as non-executive Chairman of the Board, Mr. Gerard has waived his eligibility for the Chair retainer related to his service as Chair of the Finance Committee.

[4] Subject to a maximum of ten Board meetings per year.

[5] Subject to a maximum of ten committee meetings per year per committee.

In addition, in consideration of emerging corporate governance best practices the Governance and Nominating Committee recommended, and in July 2017 our Board approved, a limit of $750,000 on the amount of equity and cash compensation that can be paid to a non-employee director of the company in a calendar year. The limit does not apply to incremental compensation paid to a director solely in his or her capacity as non-executive Chairman of the Board, provided that such non-executive Chairman does not participate in the decision to award such additional compensation. The non-employee director compensation limit is set forth in the 2018 Long Term Incentive Plan (the "2018 Plan") and is therefore subject to approval by our shareholders at the Annual Meeting. In setting the non-employee director compensation limit, the Governance and Nominating Committee and the Board reviewed survey data provided by the Compensation Committee's independent compensation consultant.

In fiscal year 2017, DSUs were granted to non-employee directors under the 2013 Long Term Incentive Plan (the "2013 Plan"). The number of DSUs credited to a non-employee director's account pursuant to an award under the 2013 Plan is determined by dividing the dollar amount of the award by the average current market value per share of the Company's common stock for the ten consecutive trading dates ending on the date the DSUs are granted. The current market value generally is the closing sales price of a share of our common stock as reported on the NYSE.

DSU awards are fully vested on the grant date and are not subject to forfeiture. Vested DSUs are held in a deferred compensation account and become payable to each non-employee director, in shares of common stock, on the six-month anniversary date of termination of service as a director. However, if a non-employee director dies prior to the payment in full of all amounts due such non-employee director, the balance of the non-employee director's DSU account becomes payable to the non-employee director's beneficiary, in shares of common stock, within ninety days following the non-employee director's death. There are no dividends paid on outstanding DSUs prior to the DSUs becoming payable, but dividend equivalents on the number of outstanding DSUs accumulate. When the DSUs become payable, in addition to receiving the applicable number of shares of common stock, the director will receive additional shares of common stock equal in value to the total dividends that would have been paid on such shares.

On September 8, 2016, DSUs approximately equal in value to $145,000 were granted to each of the Company's non-employee directors for the one-year period of service on the Board beginning September 8, 2016. In addition, DSUs approximately equal in value to $200,000 were granted to Mr. Gerard for serving as the non-executive Chairman of the Board for the one-year period beginning September 8, 2016. Additional DSUs approximately equal in value to $71,507 were also granted to Ms. Archon for her pro-rata service on the Board from her appointment on March 11, 2016 through September 7, 2016.

The Company provides to its non-employee directors free business travel insurance in connection with Company-related travel and, consistent with the benefit provided to our full-time employees, the opportunity to use our tax preparation services for no charge. In addition, the H&R Block Foundation will match gifts by non-employee directors to any qualified not-for-profit organization on a dollar-for-dollar basis up to an annual aggregate limit of $5,000 per director per calendar year.

The Board has adopted stock ownership guidelines regarding stock ownership by non-employee directors. The non-employee director ownership guidelines require non-employee directors to own a level of qualifying equity securities with an aggregate value of at least five times the annual cash retainer paid to them. Our stock ownership guidelines provide that, until a non-employee director satisfies the applicable holding requirement, he or she is required to retain any covered shares (which include shares owned directly or indirectly by such non-employee director, the after-tax value of vested stock option awards, if any, and share equivalents the non-employee director holds in the Company's benefit plans) owned as of the date on which he or she becomes subject to the guidelines or acquired thereafter.

DIRECTOR COMPENSATION TABLE

The following table sets forth total director compensation for non-employee directors for fiscal year 2017.

Current Directors	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Angela N. Archon[6]	$81,500	$210,770	-	-	$292,270
Paul J. Brown	$91,250	$141,156	-	$5,000	$237,406
Robert A. Gerard	$84,500	$335,853	-	$5,000	$425,353
Richard A. Johnson	$84,500	$141,156	-	$5,000	$230,656
David Baker Lewis	$91,500	$141,156	-	$2,500	$235,156
Victoria J. Reich	$106,000	$141,156	-	$6,035	$253,191
Bruce C. Rohde	$107,000	$141,156	-	$5,000	$253,156
Tom D. Seip	$95,250	$141,156	-	$5,000	$241,406
Christianna Wood	$84,500	$141,156	-	$5,000	$230,656
James F. Wright	$87,500	$141,156	-	$5,000	$233,656

[1] This column includes, as applicable, the annual cash retainer, meeting fees for each Board and committee meeting attended, and committee retainers earned or paid for services as a director during fiscal year 2017.

[2] The dollar amounts represent the grant date fair value under FASB Accounting Standards Codification Topic 718 "Stock Compensation" ("ASC 718") for DSUs awarded during fiscal year 2017 to the non-employee director. These DSU awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until six months following the date the director ends his or her service on the Board (or within ninety days of death, if earlier). The grant date fair value of an award is computed in accordance with ASC 718 utilizing assumptions discussed in Note 9: "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended April 30, 2017, as filed with the SEC. As of April 30, 2017, the following DSUs were outstanding: Ms. Archon – 9,786; Mr. Brown – 40,677; Mr. Cobb – 12,856; Mr. Gerard – 125,523; Mr. Johnson – 10,924; Mr. Lewis – 70,083; Ms. Reich – 40,677; Mr. Rohde – 53,900; Mr. Seip – 70,083; Ms. Wood – 65,323; and Mr. Wright – 40,677. Mr. Cobb's DSUs were awarded prior to fiscal year 2012, during the time that Mr. Cobb was a non-employee director of the Company.

[3] The DSU award value approved by the Board of Directors for fiscal year 2017 is converted into the number of DSUs by dividing the dollar amount of the award by the average current market value per share of the Company's common stock for the ten consecutive trading dates ending on the date the DSUs are granted to the non-employee director. The current market value generally is the closing sales price of a share of our common stock as reported on the NYSE. However, the grant date fair value of an award computed in accordance with ASC 718 does not utilize such an average. As such, the value approved by the Board of Directors for fiscal year 2017 differs from the value reported in this column.

[4] No stock options to purchase the Company's common stock were granted to individuals while serving as non-employee directors during fiscal year 2017. As of April 30, 2017, the following stock options were outstanding: Mr. Lewis – 8,000; and Mr. Seip – 8,000.

[5] This column represents the H&R Block Foundation matching amount on contributions to 501(c)(3) organizations on a calendar year basis. The amount includes matching contributions that occurred in the 2016 calendar year and in the 2017 calendar year (all of which were paid within fiscal year 2017); therefore, the amount reported in this column may exceed $5,000.

[6] As previously disclosed, Ms. Archon was appointed to the Board on March 11, 2016 and, on September 8, 2016, received a pro-rated DSU grant, representing her service on the Board from March 11, 2016 through September 7, 2016, in addition to her standard DSU grant for the one-year period of service on the Board beginning September 8, 2016.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board of Directors operates under Corporate Governance Guidelines (the "Governance Guidelines") to assist the Board in exercising its responsibilities. The Governance Guidelines reflect the Board's commitment to monitoring the effectiveness of policy and decision-making both at the Board level and the management level, with a view to enhancing shareholder value over the long term. The Governance Guidelines also ensure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. The Governance Guidelines are not intended to be a static statement of the Company's policies, principles, and guidelines, but are subject to regular assessment and refinement as the Board may determine advisable or necessary in line with the best interests of the Company and our shareholders.

Pursuant to the Governance Guidelines, the Board evaluates its performance on an annual basis through an evaluation process administered by the Governance and Nominating Committee. To protect the directors' anonymity and the integrity of the process, the evaluations are conducted in separate interviews by an independent third party who compiles the responses into a report for the Governance and Nominating Committee. In addition to Board performance, the annual interview includes questions regarding the performance of the individual Board members and the committees of the Board. Results of all evaluations are discussed at appropriate Committee meetings and with the full Board.

Director Service on Other Boards

The Governance Guidelines provide that directors should not serve on more than three other boards of public companies in addition to the Company's Board. Furthermore, before serving on the board of another public company, directors are required to give prior notice to the Board. A permanent Chief Executive Officer of the Company is not permitted to serve on more than one other board of a public company in addition to the Company's Board and must obtain Board approval prior to serving on the board of any public company. Currently, all director nominees are in compliance with these guidelines.

Mandatory Director Resignation Policies

The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on their election and represented in person or by proxy shall promptly tender his or her irrevocable resignation from the Board to the Company's Board, subject only to the condition that it is accepted by the Board, for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee will then make a recommendation to the Board as to whether to accept or reject the resignation. The Board will then act on the tendered resignation, taking into account the recommendation of the Governance and Nominating Committee, and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within ninety days from the date of the certification of the election results. The Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation is not permitted to participate in the proceedings of the Governance and Nominating Committee or the decision of the Board with respect to his or her resignation. If the Board accepts a director's resignation, or if a non-incumbent nominee for director is not elected, then the Board may fill the vacant position or decrease the size of the Board in accordance with the Company's Bylaws.

In addition, the Governance Guidelines require that any director whose principal employment or major responsibilities materially change shall tender his or her resignation from the Board for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee will then make a recommendation to the Board as to whether to accept or reject the resignation. The Board will then act on the tendered resignation, taking into account the recommendation of the Governance and Nominating Committee.

To be eligible to be a nominee for election as a director, whether nominated by the Board or a shareholder, a person must deliver to the Company a written agreement that such person will abide by these director resignation requirements.

Independent Chairman

The Company's Articles and the Governance Guidelines require that the Chairman of the Board be an independent director who has not previously served as an executive officer of the Company. As Chairman, Mr. Gerard leads all meetings of the Board, including executive sessions of the non-employee directors held at each regular meeting of the Board.

All Current Members of the Board are Independent

As further described in the Governance Guidelines, the Board believes that a substantial majority of the Board should consist of directors who are independent under NYSE listing standards. As described below, all ten of the Board's current directors are independent directors within the meaning of the Independence Standards and NYSE listing standards. Mr. Cobb, who served on the Board until his retirement on July 31, 2017, was not an independent director under the Independence Standards or NYSE listing standards due to his position as our President and Chief Executive Officer. Assuming all nine director nominees are elected at the Annual Meeting, all will be independent directors within the meaning of the Independence Standards and NYSE listing standards.

NYSE listing standards provide that a director does not qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The listing standards permit the Board to adopt and disclose standards to assist the Board in making determinations of independence. Accordingly, the Board has adopted the Independence Standards to assist the Board in determining whether a director has a material relationship with the Company.

Evaluation of Director Independence

In July 2017, the Board conducted an evaluation of director independence regarding the current directors and nominees for director based on the Independence Standards and NYSE listing standards. In addition, the Board also conducted an evaluation of the independence of each of the members of the Audit, Compensation, and Governance and Nominating Committees in accordance with the requirements of the NYSE listing standards. In connection with this evaluation, the Board considered the responses provided by the directors in their annual director questionnaires and reviewed commercial, charitable, consulting, familial, and other relationships between each director or immediate family member and the Company, its subsidiaries, and their employees. As a result of its evaluation, the Board affirmatively determined that Messrs. Brown, Gerard, Johnson, Lewis, Rohde, Seip, and Wright and Mses. Archon, Reich, and Wood are independent. In addition, the Board affirmatively determined that each member of the Audit, Compensation, and Governance and Nominating Committees is independent.

Code of Ethics

All directors, officers, and employees of the Company must act ethically and in accordance with the policies set forth in the H&R Block Code of Business Ethics and Conduct (the "Code"). The Code includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with domestic and foreign laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the Code. In support of the Code, we have established a number of channels for reporting potential ethics violations or similar concerns or for guidance on ethics matters, such as via email, telephone, or in-person communications. All individuals have the ability to report concerns or discuss ethics-related matters anonymously. The Audit Committee has also established procedures for the receipt, retention and treatment of reports received by us regarding accounting, internal accounting controls or audit matters, including reports made to the Corporate Secretary by phone at (816) 854-4288 or by email to corporatesecretary@hrblock.com. The Code is overseen by the Company's Chief Ethics Officer, who is appointed by the Audit Committee. To help ensure the Audit Committee's effective oversight of our ethics and compliance program, the Audit Committee regularly receives reports from the Chief Ethics Officer and reviews matters related to the Company's ethics and compliance program. The Company will post any amendments to or waivers of the Code, to the extent applicable to any of the Company's executive officers or directors as required under applicable rules, on our website.

The Code can be accessed on the Company's website at www.hrblock.com by clicking the "Investor Relations" link and then clicking the "Corporate Governance" link under the "Company" tab. The Code is also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105.

Succession Planning

The Board recognizes the importance of effective executive leadership to the Company's success. The Company's Board is actively engaged and involved in succession planning. As discussed above, the Board has formed a CEO Search Committee to oversee the search for a permanent President and Chief Executive Officer. In addition, the Board discusses the talent pipeline for specific critical roles, and high-potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including economic environment, diversity, recruiting, and development programs.

BOARD LEADERSHIP STRUCTURE AND ACCOUNTABILITY

The Company's Articles, Bylaws, and the Governance Guidelines require that the Chairman of the Board (i) be an independent director pursuant to NYSE listing standards, (ii) not simultaneously be Chief Executive Officer or President of the Company, and (iii) not have previously served as an executive officer of the Company. As such, the Board is led by an independent Chairman, currently Mr. Gerard, who has also been designated as the Board's Senior Independent Director.

We believe that our current Board structure creates a positive balance in leadership and accountability, as the functions of Chief Executive Officer and Board Chairman are significantly different. In addition to balancing responsibilities, we believe that our current structure enhances the accountability of the Chief Executive Officer to the Board and strengthens the Board's independence from management. Separating the roles of Board Chairman and Chief Executive Officer also allows the Chief Executive Officer to focus his or her efforts on running our business and managing the Company in the best interests of our shareholders. At the same time, our non-executive Chairman handles the separate responsibilities of Board and committee scheduling, Board agendas, and other Board organizational tasks, as well as leading the Board in discussions concerning CEO employment and performance evaluation and speaking on behalf of the Board and the Company regarding corporate governance- and investor relations-related issues.

COMMUNICATIONS WITH THE BOARD

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors, or an individual Board member concerning the Company may do so by writing to the Board, to the non-employee directors, or to the particular Board member, and mailing the correspondence to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105 or by emailing the correspondence to corporatesecretary@hrblock.com. Please indicate on the envelope whether the communication is from a shareholder or other interested party. The Board has instructed the Corporate Secretary and other relevant members of management to examine incoming communications and forward to the Board or individual directors as appropriate, communication he or she deems relevant to the Board's roles and responsibilities. The Board has requested that certain types of communications not be forwarded, and redirected if appropriate, such as: spam, business solicitations or advertisements, resumes or employment inquiries, service complaints or inquiries, surveys, or any threatening or hostile materials. In addition, our non-executive Chairman and other Board members have made and may in the future make themselves available for consultation and direct communication with significant shareholders.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS OF SHAREHOLDERS

Although the Company has no specific policy regarding director attendance at the Company's annual meeting of shareholders, all directors are encouraged to attend. All of the Company's current directors attended last year's annual meeting.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board has oversight responsibility for managing risk, directly and through its various Committees, and management is responsible for the Company's day-to-day enterprise risk management activities. The Company has established a management Risk Committee to support senior management in fulfilling its day-to-day enterprise risk management responsibilities and to support the Board in fulfilling its oversight responsibility for risk management. The Company's Vice President and Treasurer oversees the activities of the Risk Committee, which is made up of key members of the Company's management. The

Company's management Risk Committee assists the Board in its oversight of enterprise risk management by creating and facilitating a process to identify, prioritize, monitor, and report on risks and mitigation strategies, overseeing regular reporting of risks to the Board and its committees, identifying additional risk mitigation strategies as appropriate, and monitoring emerging risks.

In fulfilling its oversight role, the Board generally focuses on the adequacy of the Company's risk management and mitigation processes. The Board works with the Company's Chief Executive Officer, Chief Financial Officer, General Counsel, and Vice President and Treasurer to determine the Company's risk tolerance, and works to ensure that management identifies, evaluates, and properly manages the overall risk profile of the Company.

In addition to the discussion of risk at the Board of Directors level, the Board's standing committees also focus on risk exposure as part of their ongoing responsibilities:

Committee of the Board	Areas of Risk Oversight	Additional Information
Audit Committee	Responsible for the oversight of policies and processes pertaining to the Company's enterprise risk management program and specifically considers risks and controls relating to, among other things, data security and the Company's financial statements and financial reporting processes.	The Company's Audit Services department assists the Audit Committee and the Board in their oversight of enterprise risk management by ensuring that key risks are included in the audit plan, providing objective assurance to the Board on the effectiveness of risk management processes, and reviewing the management of key risks.
Compensation Committee	Responsible for reviewing the Company's compensation policies and practices (including enterprise risks and compensation design risks) and the relationship among the Company's risk management policies and practices, corporate strategy, and compensation policies and practices.	The Compensation Committee conducts an annual risk assessment related to the Company's compensation programs. For more information, see the discussion beginning on page 48 regarding the Company's compensation policies and practices.
Governance and Nominating Committee	Responsible for reviewing the Company's corporate governance policies and practices and making recommendations to the Board that take into account the management of governance-related risk.	In addition, the Governance and Nominating Committee's primary involvement in the director nomination and Board self-evaluation processes assists the Board in reviewing and mitigating risks related to the governance of our Board.
Finance Committee	Responsible for reviewing and approving plans and strategies with respect to financing transactions, acquisitions and dispositions, and other transactions involving financial risks.	The Finance Committee reviews the Company's earnings and free cash flow, its sources and uses of liquidity, compliance with financial covenants, and uses of the Company's cash.

Each of the committee chairs regularly reports to the full Board concerning the activities of the applicable committee, the significant issues it has discussed, and the actions taken by that committee.

In this section, we describe the material components of our executive compensation program for our named executive officers ("named executive officers" or "NEOs"), whose compensation is set forth in the Summary Compensation Table and other compensation tables contained in this proxy statement. For our 2017 fiscal year, which ended April 30, 2017, our NEOs included the following individuals:

Officers	Title as of April 30, 2017
William C. Cobb	President and Chief Executive Officer[1]
Tony G. Bowen	Chief Financial Officer[2]
Kathryn M. Collins	Chief Marketing and Strategy Officer
Thomas A. Gerke	General Counsel and Chief Administrative Officer[3]
Jason L. Houseworth	Chief Innovation Officer[4]
Former Officer	
Gregory J. Macfarlane	Former Senior Vice President, U.S. Retail Products and Operations[5]

(1) Mr. Cobb retired from his positions as President, Chief Executive Officer, and director of the Company effective July 31, 2017. Additional information can be found in our Form 8-K filed on May 16, 2017.

(2) Mr. Bowen was appointed as Chief Financial Officer effective May 1, 2016. Additional information can be found in our Form 8-K filed on April 26, 2016.

(3) Mr. Gerke was appointed as President and Chief Executive Officer (in an interim capacity) ("Interim CEO") effective August 1, 2017. Additional information can be found in our Form 8-K filed on May 16, 2017.

(4) Mr. Houseworth departed the Company after serving as Chief Innovation Officer until April 30, 2017. Additional information can be found in our Form 8-K filed on April 27, 2017.

(5) Mr. Macfarlane departed the Company after serving as Senior Vice President, U.S. Retail Products and Operations until December 30, 2016. Additional information can be found in our Form 8-K filed on December 7, 2016. Mr. Macfarlane is included as an NEO in accordance with SEC rules as he would have been one of our three most highly compensated executive officers other than our chief executive officer and chief financial officer had he been serving as an executive officer on April 30, 2017.

In addition, we provide an overview of our executive compensation philosophy and the elements of our executive compensation program. We also explain how and why the Compensation Committee arrives at specific compensation policies and practices involving our NEOs.

EXECUTIVE SUMMARY

CEO Transition

On May 15, 2017, Mr. Cobb notified the Company of his decision to retire from his positions as President and Chief Executive Officer and as a member of the Board effective as of July 31, 2017. In connection with his retirement, Mr. Cobb will receive the benefits to which he is entitled upon a retirement under the terms and conditions of his applicable plans and agreements, as described in more detail beginning on page 53. As contemplated under the terms of the H&R Block, Inc. Executive Performance Plan, the Compensation Committee determined that Mr. Cobb will be entitled to receive pro-rated annual short term incentive ("STI") compensation for fiscal year 2018 that will be payable only if and to the extent that annual STI compensation is payable to other Company senior executive officers, as determined by the Compensation Committee. In light of the timing of his retirement, Mr. Cobb did not receive a fiscal year 2018 long term incentive ("LTI") award.

Following Mr. Cobb's notice of retirement, the Board appointed Mr. Gerke as Interim CEO, effective August 1, 2017, to serve until a permanent President and Chief Executive Officer is appointed. To reflect his enhanced duties while serving as Interim CEO, the Compensation Committee approved increases in Mr. Gerke's compensation, which remain heavily weighted to long term and performance-based compensation. Additional detail regarding fiscal year 2018 compensation for Mr. Gerke, as well as our other NEOs, can be found beginning on page 26.

Overall Executive Compensation Philosophy

Our executive compensation decisions are influenced by a variety of factors, with the primary goals being to align management's and shareholders' interests and to link pay with performance. We evaluate performance over both short term and multi-year periods based on (i) the Company's financial, operational, and strategic performance, including results for certain key performance metrics and (ii) the Company's total return to shareholders over time, both on an absolute basis and relative to other companies in the S&P 500 index.

We view compensation practices as an avenue to communicate our goals and standards of conduct and a means to reward executives for their achievements. We believe our executive compensation program is reasonable, competitive, and appropriately balances the objectives of attracting, motivating, rewarding, and retaining our executives. To ensure management's interests are aligned with those of our shareholders and to motivate and reward individual initiative and effort, a substantial portion of our NEOs' compensation is at-risk and will vary above or below target levels commensurate with Company performance. We emphasize performance-based compensation that appropriately rewards executives for delivering financial, operational, and strategic results that meet or exceed pre-established goals through our STI and LTI programs. Additionally, we further align the interests of our executives with those of shareholders and the long term interests of the Company through stock ownership requirements and grants of equity-based awards consisting of restricted share units, performance share units, and market stock units under our LTI program.

Our Pay for Performance Philosophy

To align the interests of our executives with those of our shareholders, we have designed our executive compensation program with a substantial emphasis on variable compensation, which ties the earned compensation of our executives to the annual and long term performance of the Company as measured by financial and strategic accomplishments as well as changes in shareholder value.

Fiscal Year 2017 Compensation Decisions

As discussed in the Compensation Discussion and Analysis in our 2016 proxy statement filed on July 26, 2016, fiscal year 2016 was challenging for the Company, as we reported a decrease in revenue and earnings from continuing operations before interest, taxes, depreciation and amortization (EBITDA), primarily due to lower worldwide client volumes, as compared to the prior year. As a result, our NEOs did not receive any fiscal year 2016 STI compensation as detailed in our 2016 proxy statement. In response to fiscal year 2016 results, the Compensation Committee took several significant actions related to fiscal year 2017 executive compensation to ensure that executive pay would continue to be aligned with Company performance and to enhance the focus on addressing market share declines that had occurred over a multi-year period:

- There were no increases in target total direct compensation for our NEOs for fiscal year 2017, and fiscal year 2017 target compensation remained at the levels set for fiscal year 2016;

- A market share element was added to our STI program; and

- Performance share unit vesting was tied directly to year-over-year EBITDA growth.

Additional discussion of fiscal year 2017 compensation decisions can be found beginning on page 30.

Fiscal Year 2017 Results and Impact on Fiscal Year 2018 Compensation Decisions

Fiscal Year 2017 Results

For fiscal year 2017, we achieved our goal of improving the client trajectory through competitive promotions, impactful marketing, and an improved client experience, while also producing strong financial results. We served our customers well, invested with an eye toward the future, and continued to deliver value to you, our shareholders. The results of these efforts included:

- Serving approximately 23 million clients worldwide, outperforming the overall U.S. market and achieving share gains in the do-it-yourself category, all during a year in which the industry experienced a general decline in returns;

- Maintaining revenues at just over $3.0 billion;

- Decreasing operating expenses by approximately $85 million from the prior year;

- Increasing net income from continuing operations 10% from the prior year to $421 million and increasing EBITDA from continuing operations 11% from the prior year to $904 million. EBITDA from continuing operations is a non-GAAP financial measure. For more information regarding financial measures not prepared in accordance with generally accepted accounting principles ("GAAP") that are disclosed in this section and for a reconciliation of these non-GAAP measures to the most directly comparable financial measures prepared in accordance with GAAP, see "Non-GAAP Financial Information" on pages 30 through 32 in Part II, Item 7 to the Company's annual report on Form 10-K for the fiscal year ended April 30, 2017 filed with the SEC on June 16, 2017;

- Increasing our EBITDA margin from continuing operations to 29.8% while still investing in the business, representing an improvement of over 300 basis points from the prior fiscal year. EBITDA margin from continuing operations is computed as EBITDA from continuing operations divided by revenues from continuing operations;

- Continuing our record of making quarterly dividend payments, which, along with the Board's approval in the first quarter of fiscal year 2018 of a 9% increase in the quarterly dividend to $0.24 per share, is consistent with our strong history of allocating capital to our shareholders; and

- Continuing to "Do the Right Thing," taking care of our clients, and delivering for you, our shareholders.

Fiscal Year 2017 Performance-Based Compensation

The Compensation Committee established our NEOs' compensation for fiscal year 2017, including performance-based STI and LTI awards, in July 2016. Consistent with the prior year, the Compensation Committee selected Revenue from Continuing Operations and Pre-Tax Earnings as Step Two STI metrics in order to balance a top- and bottom-line focus, and added a new market share element to focus on improving the client trajectory.

The Company's results for fiscal year 2017 were above target performance goals related to Pre-Tax Earnings from Continuing Operations and Revenues from Continuing Operations, but fell slightly short of the target performance goals related to market share growth. In June 2017, the Compensation Committee reviewed the Company's performance as compared to the pre-determined performance objectives and approved an overall payout for our NEOs of 121.8% of their targets. Additional discussion of fiscal year 2017 STI compensation decisions can be found beginning on page 32.

The charts below illustrate the mix of fiscal year 2017 total direct compensation types, using target LTI amounts and actual base salaries and STI amounts, for our CEO and, on average, for our other NEOs (except for Mr. Macfarlane, who departed the Company on December 30, 2016).

FY2017 CEO Compensation Mix	FY2017 Other NEO Compensation Mix
	



For our CEO, the specific components of total direct compensation for fiscal year 2017 are illustrated by the chart on the left below. The chart shows that 74% of his fiscal year 2017 total direct compensation was at-risk, with target performance-based equity comprising 80% of his LTI compensation and actual performance-based STI compensation comprising 60% of his total cash compensation. The chart on the right below illustrates the specific components of our other NEOs' average total direct compensation for fiscal year 2017 (except for Mr. Macfarlane who departed the Company on December 30, 2016). The chart shows that an average of 64% of our other NEOs' fiscal year 2017 compensation was at-risk, with target performance-based equity comprising 80% of their LTI compensation and actual performance-based STI compensation comprising 48% of their total cash compensation. The components depicted below are more fully described beginning on page 28.

FY2017 CEO Compensation Components

Restricted Share Units
Performance Share Units
Market Stock Units
Short Term Incentive
Base Salary
74% of Total Direct Compensation is Performance-Based and At-Risk
80% of LTI Compensation is Performance-Based and At-Risk
60% of Cash Compensation is Performance-Based and At-Risk

FY2017 Other NEO Compensation Components

Restricted Share Units
Performance Share Units
Market Stock Units
Short Term Incentive
Base Salary
64% of Total Direct Compensation is Performance-Based and At-Risk
80% of LTI Compensation is Performance-Based and At-Risk
48% of Cash Compensation is Performance-Based and At-Risk

+ + = Total Direct Compensation
+ = Cash Compensation
= LTI Compensation

The variance between our CEO's compensation and our other NEOs' compensation reflects the difference in responsibilities and overall accountability to shareholders. Our CEO's at-risk compensation is higher than the other NEOs because the CEO bears a greater level of responsibility for the Company's performance, as he is directly responsible for leading the development and execution of the Company's strategy and for selecting, retaining, and managing the executive team.

We have included charts and tables in this Compensation Discussion and Analysis to enhance our shareholders' understanding of the compensation of our NEOs. These tables and charts are meant to be in addition to, and not an alternative to, the charts and tables provided under the heading "Executive Compensation" beginning on page 49.

Fiscal Year 2018 Compensation

In light of the Company's generally strong performance in fiscal year 2017 as well as the leadership transition occurring in connection with Mr. Cobb's retirement and Mr. Gerke's appointment as Interim CEO, the Compensation Committee took actions designed to appropriately reward, retain, and motivate returning executives. The Compensation Committee's determinations regarding our NEOs' base salaries and STI and LTI opportunities for fiscal year 2018 are summarized in the chart on the following page, and additional discussion of these compensation decisions can be found beginning on page 30.

Compensation Element	Compensation Committee Action for Fiscal Year 2018
CEO Compensation	Mr. Cobb's base salary and STI target levels for fiscal year 2018 through his retirement on July 31, 2017 remained unchanged on an annualized basis from fiscal year 2017, and he did not receive a fiscal year LTI award in light of the timing of his retirement. As additional compensation to reflect Mr. Gerke's enhanced duties while serving as Interim CEO, the Compensation Committee approved an increase to his total direct compensation for fiscal year 2018.
Other Returning NEO Compensation	For fiscal year 2018, in recognition of individual performance, contributions to the Company's financial and operational performance, and, in Mr. Bowen's case, to bring individual compensation closer to the applicable market median, the Committee: ▪ Approved increases to base salaries as described more fully on page 30; ▪ Approved increases in fiscal year 2018 target STI opportunities, as described more fully on page 34; and ▪ Approved increases in fiscal year 2018 LTI compensation as described more fully on page 39.
Incentive Plan Metrics	The Committee selected incentive plan metrics for fiscal year 2018 STI and LTI compensation that continue to focus on propelling growth and overall Company performance through utilization of revenue, pre-tax earnings, market share, EBITDA from continuing operations, year-over-year EBITDA growth, and return on invested capital, as well as total shareholder return on an absolute basis and relative to other companies.

The Company and the Board regularly evaluate our compensation policies and practices to ensure they are meeting our objectives and take into account executive compensation best practices. As part of that process, the Compensation Committee and the Board consider the results of our shareholder advisory vote on executive compensation (commonly known as a "say-on-pay" vote). At our 2016 annual meeting of shareholders held on September 8, 2016, our shareholders approved the compensation awarded to our NEOs, as disclosed in our 2016 proxy statement, with approximately 97% of the votes cast in favor of the proposal. We view this overwhelming level of support as a clear message from our shareholders that they believe our compensation levels are appropriately aligned with our performance and that they approve of our executive compensation practices generally. We value the opinions of our shareholders and consider the outcome of say-on-pay votes when making compensation decisions for our NEOs. As discussed in Proposal 4, we are seeking advisory shareholder approval to continue conducting a say-on-pay vote on an annual basis.

As described above, a primary goal of our executive compensation program is to directly link a significant portion of executive pay to Company performance. Consistent with our shareholders' support, the Compensation Committee decided to retain the core design features of our executive compensation program in fiscal year 2018, with certain enhancements to STI and LTI compensation elements to further align our compensation program with our current strategic focus, as further described below. In structuring fiscal year 2018 compensation, the Compensation Committee aimed to continue to closely align executive pay with Company performance by:

▪ Maintaining a balanced focus on Company performance through at-risk incentive compensation: tying STI and LTI payouts to a balance of growth in revenue, profitability, market share, and absolute and relative stock price performance; and

▪ Retaining an equity mix for executive LTI compensation that increases the focus on performance-based awards and total shareholder return on an absolute basis and relative to other companies by weighting LTI heavily in performance share units and market stock units, for each of which the number of shares earned upon vesting, if any, depends on performance against specified goals over a full three-year period.

Additional discussion of fiscal year 2018 compensation decisions can be found beginning on page 30.

EXECUTIVE COMPENSATION PRACTICES

The table below highlights our current compensation practices, including the practices we have implemented because we believe they drive performance and the practices we have not implemented because we do not believe they would serve our shareholders' long term interests.

Executive Compensation Practices We Have Implemented (What We Do)	Executive Compensation Practices We Have Not Implemented (What We Don't Do)
✓ We tie pay to performance by ensuring that a significant portion of target compensation is performance-based and at-risk. For fiscal year 2017, 74% of CEO total direct compensation was performance-based and at-risk.	✗ We do not have employment contracts with executives except for the employment agreement with Mr. Cobb, our CEO, whose retirement was effective July 31, 2017.
✓ We engage in a rigorous target-setting process to establish total direct compensation and its components, including reviewing market and survey data sourced from our peer group of companies and general industry, and utilizing tally sheets when making executive compensation decisions.	✗ We do not provide excise tax gross-ups, and we do not have a supplemental executive retirement plan that provides benefits to the NEOs that are not available to all employees.
✓ We mitigate undue risk through substantial emphasis on long term equity incentives and utilizing caps on potential payments, clawback provisions, reasonable retention strategies, and performance targets.	✗ We do not maintain compensation programs that we believe create risks reasonably likely to have a material adverse effect on the Company.
✓ We have modest post-employment provisions and double-trigger change in control provisions that generally apply to all executive officers.	✗ We do not have individual change in control agreements, except for certain provisions in Mr. Cobb's employment agreement.
✓ We generally prohibit accelerated vesting of equity awards after a change in control for executives who voluntarily separate from the Company (i.e., we require a "double-trigger").	✗ We do not pay dividends on any unvested long term equity awards or unearned performance-based equity awards. Dividend equivalents are only payable on such awards to the extent the awards ultimately vest and are earned.
✓ We provide only minimal perquisites that we believe have a sound benefit to the Company's business.	✗ We do not provide significant additional benefits to executive officers that differ from those provided to all other employees.
✓ We have stock ownership and retention guidelines that we believe align management and shareholder interests.	✗ We expressly prohibit hedging, pledging and the use of margin accounts related to our stock.
✓ We impose minimum vesting periods for all executives' equity awards.	✗ We expressly prohibit the repricing of stock options and stock appreciation rights.
✓ Beginning with fiscal year 2018 awards, we require recipients of performance share units to hold one-half of earned shares for one year following vesting.	✗ We do not allow cash buyouts for underwater stock options or stock appreciation rights.
✓ The Compensation Committee benefits from the use of an external, independent compensation consulting firm that it retains.	✗ The Compensation Committee does not allow its compensation consulting firm to provide any other services to the Company.

EXECUTIVE COMPENSATION PROGRAM SUMMARY

The pay packages for our executive officers, including our NEOs, contain a mix of elements based on an individual's responsibilities and performance, as well as (i) the Company's performance against specific pre-established annual and multi-year financial, operational, and strategic performance goals, and (ii) the Company's total return to shareholders over time, both on an absolute basis and relative to other companies in the S&P 500 index.

For awards that are based on the Company's performance, our specific decisions regarding the setting of performance goals focus on certain metrics that relate to our business plan and strategic priorities and that we believe are the most critical value drivers of the business, such as revenue from continuing operations, pre-tax earnings from continuing operations, earnings from continuing operations before interest, taxes, depreciation, and amortization, or EBITDA, earnings from continuing operations before interest and taxes, or EBIT, market share, and average return on invested capital. Actual performance goals, as well as strategic priorities, vary from year to year based on the business environment and the Compensation Committee's determination of goals that it believes are important for a particular year.

Unlike target incentive compensation levels, which are set by the Compensation Committee near the beginning of each fiscal year, actual incentive compensation is a function of the Company's financial, operational, strategic, and absolute and relative stock performance, as reflected through STI payouts, payouts of LTI performance share units and market stock units, and the value of all LTI awards. A substantial portion of our executives' actual compensation is intended to be at-risk and to vary above or below target levels commensurate with Company performance.

The chart below summarizes the elements and objectives of our fiscal year 2017 compensation program for our executive officers, including our NEOs. Each of the following compensation components fulfills one or more of our objectives of attracting, motivating, rewarding, and retaining a high-performing executive team.

Component	Purpose	Characteristics	Discussion
Base Salary	Compensates for scope and level of responsibility, experience, and sustained individual performance.	Fixed cash component based on experience, role and responsibilities, individual performance, and market data. To promote a performance culture, increases are not automatic or guaranteed, but only made when merit-based on annual evaluation. No NEO received an annual merit increase in fiscal year 2017.	page 30
Short Term Incentive	Motivates and rewards achievement of pre-established annual financial, operational, and strategic performance objectives.	A variable cash component designed to tie directly to our business plan and provide competitive total cash opportunities that are subject to achievement of specific performance objectives.	page 31
Long Term Incentive	Motivates and rewards achievement of multi-year performance objectives that enhance shareholder value.	Equity-based compensation designed to support multiple objectives. For fiscal year 2017, the incentive was delivered through a mix of performance share units, market stock units, and restricted share units.	page 35
Retirement, Health and Welfare Benefits	Offers market-competitive health insurance options and income replacement upon retirement, death, or disability, thus supporting our attraction and retention objectives.	Benefits for executives are generally the same as those available to all employees, including a group health plan, a group life insurance program, and a 401(k) plan with matching Company contributions capped based on applicable Internal Revenue Code limits.	page 41
Perquisites	Provides modest benefits that promote health and work-life balance, thereby supporting our attraction and retention objectives.	Perquisites are an immaterial component of our executive compensation program and are below the market median for our Peer Group.	page 41
Deferred Compensation Plan	Allows executives to defer compensation in a tax-efficient manner, thereby supporting our attraction and retention objectives.	Executives can elect to defer base salary and STI compensation.	page 52
Executive Severance Plan	Encourages executives to act in the best interests of our shareholders, while supporting attraction and retention objectives and ensuring the orderly succession of talent.	Benefits are contingent in nature, payable only if a participant's employment is terminated without cause or termination occurs after a change in control (known as a "double-trigger"). Double-trigger applies to both cash severance and equity vesting.	page 54

EXECUTIVE COMPENSATION PROGRAM COMPONENTS

Our executive compensation program consists of the following components: base salary, STI, LTI, retirement, health and welfare benefits, a minimal amount of perquisites, and benefits under our executive severance plan, group life insurance program, qualified retirement plan, and nonqualified deferred compensation plan. Each of these compensation components fulfills one or more of our objectives of attracting, motivating, rewarding, and retaining a high-performing executive team, and the Compensation Committee annually reviews tally sheets of all such components for each of our executive officers. As a part of this process, the Compensation Committee also reviews the total value of all stock-denominated compensation held by each executive and the potential executive termination costs for each of our executive officers, including potential payments upon termination in connection with a "change in control." The Compensation Committee evaluates these elements and, under its charter, has authority to approve certain matters and make recommendations to the Board regarding matters requiring Board approval (such as certain actions related to severance or change in control provisions).

Except as otherwise noted under "Executive Evaluation Process," the Compensation Committee's executive compensation determinations are the result of the Committee's business judgment, which is informed by the experiences of the Committee members, input from the Committee's independent compensation consultant, and the CEO's evaluation of performance.

Base Salary

We establish base salaries at levels designed to enable us to attract and retain talented executives and to reward and motivate consistent high performance over a sustained time period. We determine executive base salaries based on the executive's experience, role and responsibilities, individual performance, and market data for similar positions among comparable companies within our industry and among our Peer Group. Annual merit increases for NEOs, other than the CEO, are based on evaluation of their performance by the CEO and the Compensation Committee, as well as the Company's performance and outlook for the upcoming fiscal year. Annual merit increases are not automatic or guaranteed from year to year; adjustments, if any, take into account the executive's experience, role and responsibilities, individual performance, and market data for similar positions among comparable companies within our industry and among our Peer Group.

For fiscal year 2017, base salaries for our NEOs were as follows:

Officers	Annual Base Salary as of April 30, 2017 ($)	% Increase from Fiscal Year 2016
William C. Cobb	$995,000	0.0%
Thomas A. Gerke	$550,000	0.0%
Jason L. Houseworth	$420,000	0.0%
Tony G. Bowen	$400,000	n/a
Kathryn M. Collins	$350,000	0.0%
Former Officer	Annual Base Salary Prior to Departure ($)	
Gregory J. Macfarlane	$612,000	0.0%

Based on the Company's financial performance in fiscal year 2016, the Compensation Committee determined that the fiscal year 2017 base salaries for all NEOs, other than Mr. Bowen, who was appointed as Chief Financial Officer of the Company effective May 1, 2016, would remain unchanged from fiscal year 2016 base salaries. In setting Mr. Bowen's base salary as Chief Financial Officer, the Committee considered Mr. Bowen's experience and new role and responsibilities, the compensation levels for other Company executives, and market data for Chief Financial Officer positions within our Peer Group.

In May and June 2017, the Compensation Committee approved the fiscal year 2018 base salaries shown in the table below for our NEOs who served as executive officers at that time.

Officers	Fiscal Year 2018 Salary ($)	% Increase from Fiscal Year 2017
William C. Cobb	$995,000	0.0%
Thomas A. Gerke	$950,000	72.7%
Tony G. Bowen	$480,000	20.0%
Kathryn M. Collins	$375,000	7.1%

Mr. Cobb continued to receive a base salary in an amount that would equal $995,000 annually in fiscal year 2018 through his retirement on July 31, 2017. Additional information regarding Mr. Cobb's retirement and fiscal year 2018 compensation can be found on page 54.

As described above, Mr. Gerke was appointed as Interim CEO effective August 1, 2017. As additional compensation to reflect his enhanced duties while serving as Interim CEO, the Compensation Committee approved an increase to Mr. Gerke's base salary to an amount that would equal $950,000 annually, with such increase effective beginning June 1, 2017 and continuing through the later of (i) the end of the duration of his appointment as Interim CEO and (ii) December 1, 2017. Additional information regarding Mr. Gerke's fiscal year 2018 compensation can be found on page 54.

The fiscal year 2018 salary increases for Mr. Bowen and Ms. Collins were intended to recognize their contributions to the Company's financial and operational performance, their specific roles and responsibilities at the Company, and their individual performance in fiscal year 2017. The salary increase for Mr. Bowen was also intended to bring his base salary closer to market median for Chief Financial Officer positions within our Peer Group and the general market environment.

Short Term Incentive Compensation

STI compensation is performance-based and at-risk compensation intended to motivate and reward executives for the attainment of goals that are measured over annual time horizons. Our executive STI compensation program under the H&R Block Executive Performance Plan ("Executive Performance Plan") approved by our shareholders is designed to compensate executives primarily for achieving pre-established annual financial, operational, or strategic performance objectives that relate to our fiscal year business plan. STI compensation for our executive officers is determined under a two-step approach. The two-step approach is designed with the intent to qualify the STI awards under the Executive Performance Plan as "performance-based compensation" under Internal Revenue Code ("IRC") Section 162(m) and to enable the Company to deduct the amount of the STI awards to the greatest extent permitted under IRC Section 162(m).

Under Step One of the methodology, the Compensation Committee approves a specific STI "initial funding performance target," or threshold level of performance, within ninety days after the beginning of the fiscal year. In setting the initial funding performance target, the Compensation Committee uses one or more of the specific performance criteria identified in the Executive Performance Plan. Under Step Two of the methodology, the CEO, in consultation with other senior executives, proposes separate performance objectives that are then reviewed by the Compensation Committee in consultation with its independent compensation consultant. These separate performance objectives are generally based on our fiscal year business plan. After the Compensation Committee makes any changes to these performance objectives that it considers appropriate, the Compensation Committee approves the objectives for use with respect to our executive officers.

Following the end of the fiscal year, the Compensation Committee reviews the Company's performance measured against the initial funding performance target set in Step One and the separate performance objectives set in Step Two. Failure to achieve the initial funding performance target for the applicable objective set in Step One would result in no payouts being made under the Executive Performance Plan. Achievement of the initial funding performance target set in Step One results in potential funding of the STI payments for the applicable executive officers at the maximum payout level. In such event, the Compensation Committee is permitted under IRC Section 162(m) to exercise its discretion to reduce, but not increase, the potential funding amount to the actual amounts to be paid to each executive, if any, based primarily on performance against the separate performance objectives applicable to each executive officer set in Step Two. The Compensation Committee uses this negative discretion to reduce the actual payout, as it deems appropriate, based on the Company's performance relative to these pre-determined performance objectives and on the Compensation Committee's evaluation of financial, operational, strategic, and individual performance.

Our planning cycle occurs in the summer, which allows us to set Step Two performance objectives during, or shortly after, the planning cycle but before the start of the subsequent tax season. We believe this timing is appropriate due to the seasonal nature of our tax business, which delivers the majority of the Company's revenues in the last four months of our fiscal year, which is the period from January through April of each year.

Maximum and threshold performance objectives are set above and below the target objectives to establish an appropriate relationship between actual Company performance and the executives' STI compensation. Because they are subject to the

Company's attainment of performance objectives, STI target opportunities for our NEOs are intended to place a significant portion of our NEOs' annual cash compensation at risk, thereby aligning their compensation with shareholders' interests. These target opportunities are also intended to provide competitive total cash compensation opportunities within our pay positioning context discussed above. Performance criteria and objectives are subject to adjustment as is necessary to prevent reduction or enlargement of an award based on various events occurring during the course of the applicable performance period that distort the criteria applicable to any performance objective. Such events generally include the following:

- Any recapitalization, reorganization, merger, acquisition, divestiture, consolidation, spin-off, split-off, combination, liquidation, dissolution, discontinuation, sale of assets, or other similar corporate transaction or event;

- Any changes in applicable tax laws or accounting principles; or

- Any unusual, extraordinary or nonrecurring events (as described in Financial Accounting Standards Board Accounting Standard 225-20 "Extraordinary and Unusual Items" (or any successor provision) or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable fiscal year).

Ultimate STI payouts can range from 0% to 200% of each current NEO's target STI opportunity, subject to certain limitations contained in the Executive Performance Plan and, for Mr. Cobb, limitations contained in his employment agreement. The terms of Mr. Cobb's employment agreement, including amendments thereto, are set forth below under the heading "William C. Cobb Employment Agreement" beginning on page 53.

Each year, the Compensation Committee approves a target opportunity for STI compensation for each of our executive officers that is a percentage of such executive officer's base salary. The target opportunities applicable to our NEOs for fiscal years 2017 and 2018 are set forth below under "Targeted vs. Actual STI Awards" and "Actions Pertaining to Fiscal Year 2018 STI Compensation," respectively. The variance between our CEO's STI target opportunity and other NEOs' opportunities reflects the difference in responsibilities and overall accountability to shareholders. Also, to ensure alignment with shareholders' interests, a larger portion of our CEO's annual cash opportunity is at risk.

Actions Pertaining to Fiscal Year 2017 STI Compensation

In July 2016, the Compensation Committee approved the use of earnings before interest and taxes, or EBIT, from continuing operations in the amount of $540.0 million as the initial funding performance target for fiscal year 2017 STI compensation for our executive officers. In July 2016, the Compensation Committee also approved the separate fiscal year 2017 STI performance Step Two criteria and objectives applicable to our executive officers. These separate fiscal year 2017 STI performance criteria and objectives, shown below, focus on driving revenue and earnings growth to enhance the ultimate performance of the Company as a whole. These criteria and objectives are disclosed in the limited context of our executive compensation program, and should not be deemed to apply in other contexts.

Goal	Criteria	Threshold	Target	Maximum	Weight
Propel Growth	Revenue from Continuing Operations[1]	$2,902.4	$3,023.3	$3,114.0	50%
Focus on ultimate performance of the Company as a whole	Pre-Tax Earnings from Continuing Operations[2]	$520.5	$572.0	$623.4	50%

[1] Revenue from Continuing Operations includes consolidated revenue for fiscal year 2017 attributable to continuing operations (in millions).
[2] Pre-Tax Earnings from Continuing Operations includes consolidated net earnings for fiscal year 2017 attributable to continuing operations before the deduction of income taxes (in millions).

In addition, the Compensation Committee added a new market share element in fiscal year 2017, in order to balance top- and bottom-line metrics, while adding a focus on improving the client trajectory. The market share element acts as a multiplicative modifier to the initial payout level, if any, as determined under the Revenue from Continuing Operations and Pre-Tax Earnings from Continuing Operations metrics. The market share modifier increases or decreases the initial payout, based on year-over-year change in market share, such that the final payout amount ranges from 50% to 120% of the payout amount calculated after applying the two performance metrics described above, as follows:

	Minimum	Target	Maximum
H&R Block Market Share[1]	-30	+50	+150
Market Share Modifier[2]	50%	100%	120%

[1] Represents change in the Company's market share as determined by the Compensation Committee (reflected as +/- basis points) in fiscal year 2017 as compared to fiscal year 2016. Market share for each fiscal year is calculated as H&R Block U.S. assisted and U.S. digital returns for the respective fiscal year, divided by the number of total returns reported by the Internal Revenue Service for that fiscal year.

[2] Linear interpolation is used for market share values between the individual points noted above.

The Compensation Committee selected these criteria because it determined that they represented key business drivers of shareholder value over the shorter term. The Compensation Committee set the targets following the Board's review and approval of our fiscal year 2017 operating plan. The performance targets were set to reward strong management performance, and, as indicated above, balance top-line metrics (Revenue from Continuing Operations), bottom-line metrics (Pre-Tax Earnings from Continuing Operations), and a focus on improving the client trajectory. The Compensation Committee believes such a balance drives the appropriate amount of focus on propelling growth through revenue and clients, without detracting from the ultimate performance of the Company as a whole. Each fiscal year the Compensation Committee examines the target levels for each performance metric, with the goal of establishing target levels with an appropriate level of difficulty considering the industry and competitive environment and the Company's strategic priorities and operating plan for the fiscal year. Though the target levels for the performance metrics may vary from year-to-year and from the prior year's actual performance, the Committee believes that the performance metrics for fiscal year 2017, including the target level for Revenue from Continuing Operations, were set at appropriate levels of difficulty to motivate the executives and reward strong management performance, and further reflect the Company's strategic focus on market share and improving the client trajectory.

Based on the Company's financial performance in fiscal year 2016, target STI opportunities for fiscal year 2017, as a percentage of base salary, for our NEOs (other than Mr. Bowen, who was appointed as Chief Financial Officer of the Company effective May 1, 2016) did not increase from fiscal year 2016. Mr. Cobb's fiscal year 2017 target opportunity of 125% of his base salary was set under the terms of his employment agreement. In connection with his appointment as Chief Financial Officer effective May 1, 2016, the Compensation Committee set Mr. Bowen's target STI opportunity for fiscal year 2017 as 75% of his base salary. In determining Mr. Bowen's STI opportunity as Chief Financial Officer, the Committee considered Mr. Bowen's experience and new role and responsibilities, the STI levels for other Company executives, and market data for Chief Financial Officer positions within our Peer Group.

Targeted vs. Actual STI Awards

The following formula was used to calculate the payout awarded for fiscal year 2017 STI compensation for our executive officers:



Our NEOs received fiscal year 2017 STI compensation of 121.8% of their target opportunities. In determining the level of achievement of the performance goals, the calculations of the results for the performance criteria were adjusted pursuant to the types of adjustments that the Compensation Committee approved at the time it set the 2017 STI performance goals and objectives. As discussed above, management delivered generally strong performance in fiscal year 2017 despite industry-wide volume declines. The Company's results for fiscal year 2017 were above target performance goals related to Pre-Tax Earnings from Continuing Operations and Revenues from Continuing Operations, but fell slightly short of the target performance goals related to market share growth. Pre-tax Earnings from Continuing Operations increased from $569 million in fiscal year 2016 to $629 million in fiscal year 2017, primarily due to cost reduction efforts taken by the Company resulting in a decrease in operating expenses by approximately $85 million from the prior year. Revenues from Continuing Operations for fiscal year 2017 were essentially flat compared to the prior year at $3.036 billion, as improvement in the Company's net average charge was partially offset by a decline in return volume. The Company's market share increased one basis point as compared to market share in fiscal year 2016, which resulted in an 80.4% outcome for the Market Share Modifier element described above.

The table below shows the target opportunities and actual awards under our fiscal year 2017 STI program for each of our NEOs:

Officers	Target Opportunity (as a % of Base Salary)	Target Opportunity ($)	Actual Award ($)
William C. Cobb	125%	$1,243,750	$1,514,888
Thomas A. Gerke	80%	$440,000	$535,920
Jason L. Houseworth	75%	$315,000	$383,670
Tony G. Bowen	75%	$300,000	$365,400
Kathryn M. Collins	65%	$227,500	$277,095
Former Officer			
Gregory J. Macfarlane[1]	85%	$520,000	$0

[1] Mr. Macfarlane forfeited his fiscal year 2017 STI award as a result of his voluntary departure on December 30, 2016.

Actions Pertaining to Fiscal Year 2018 STI Compensation

In May and June 2017, the Compensation Committee approved fiscal year 2018 target STI opportunities for our NEOs who served as executive officers at that time as follows:

Officers	Target Opportunity (as a % of Base Salary)	Target Opportunity ($)
William C. Cobb	125%	$313,493[1]
Thomas A. Gerke	95%	$900,000
Tony G. Bowen	80%	$384,000
Kathryn M. Collins	75%	$281,250

[1] Reflects a pro-rated annual target STI opportunity for Mr. Cobb's service through July 31, 2017.

Mr. Cobb's fiscal year 2018 target opportunity of 125% of his base salary was set under the terms of his employment agreement. Mr. Cobb retired as of July 31, 2017 and will be entitled to receive a pro-rated fiscal year 2018 STI payment that is payable only if and to the extent that fiscal year 2018 annual STI payments are made to other Company senior executives under the STI plan. Additional information regarding Mr. Cobb's retirement and fiscal year 2018 compensation can be found on page 54.

As incentive to perform his enhanced duties while serving as Interim CEO, in May 2017 the Compensation Committee approved Mr. Gerke's target fiscal year 2018 STI opportunity of $900,000. Additional information regarding Mr. Gerke's fiscal year 2018 compensation can be found on page 54. The increases in target opportunities for Mr. Bowen and Ms. Collins are in recognition of their individual performance in fiscal year 2017, their specific roles and responsibilities, and their overall contributions to the strategic direction of the Company. Mr. Bowen's increase in target opportunity was also made to bring his total targeted cash compensation closer to market median for Chief Financial Officer positions within our Peer Group and the general market environment. Consistent with its approach in prior years, the Compensation Committee maintained complete discretion to pay less than the target amounts described above.

For fiscal year 2018, the Board again utilized the two-step approach described above for determining the design of STI compensation applicable to our executive officers. In June 2017, the Compensation Committee approved a specified level of the Company's earnings before interest and taxes, or EBIT, from continuing operations as the specific STI "initial funding performance target," or threshold level of performance. The two-step approach is designed with the intent to qualify payments under the STI plan as "performance-based compensation" under IRC Section 162(m) and to enable the Company to deduct the amount of the payments to the greatest extent permitted under IRC Section 162(m). In June 2017, the Compensation Committee set the separate performance objectives applicable to our executive officers for fiscal year 2018, as well as the permitted types of adjustments. The Compensation Committee again selected Revenue from Continuing Operations and Pre-Tax Earnings from Continuing Operations as Step Two objectives, and also added market share as a weighted Step Two objective for fiscal year 2018 rather than a multiplicative modifier as in fiscal year 2017. This approach refined the balance among the top- and bottom-line metrics, as well as the Company's desired focus on continuing to improve the client trajectory. In addition, to ensure a balanced focus on all metrics, the payout for each of the Step Two metrics is limited to 125% of target opportunity, unless the Company achieves at least a 75% payout for each of the other two metrics.

Long Term Incentive Compensation

We believe that a significant portion of each NEO's compensation should depend on the amount of long term value we create for our shareholders. Our LTI compensation is equity-based and is designed to support multiple objectives, including (i) aligning management's interests with those of our shareholders, (ii) tying compensation to the attainment of long term financial and operating goals and strategic objectives, thereby mitigating incentives for management to pursue short term objectives at the expense of long term value creation, (iii) ensuring that realized compensation reflects changes in shareholder value over the long term, and (iv) attracting, motivating, rewarding, and retaining highly skilled executives.

Historically, we have awarded equity-based compensation on an annual basis, within ninety days of the beginning of each fiscal year, in order to align awards with our performance and achievement of business goals. From time to time, we also award equity-based compensation as part of an employment offer or promotion or, in certain limited instances, as a special award. The amount of equity-based compensation awarded in these circumstances is based on the executive's role and responsibilities, long term potential, or individual or Company performance. The award amount is also guided by market data for positions of similar scope and responsibility.

Actions Pertaining to Fiscal Year 2017 LTI Compensation

For fiscal year 2017, our NEOs received a mix of equity-based incentive awards consisting of approximately 50% of value in performance share units, 30% of value in market stock units, and 20% of value in time-based restricted share units, each of which are explained below. We weighted the mix of equity-based compensation so that our NEOs received a greater portion of LTI compensation in performance-based equity vehicles, such as performance share units and market stock units, as compared to time-based equity vehicles, such as restricted share units. As a result, a substantial portion of our NEOs' equity-based compensation is at-risk and aligned with shareholders' interests. The portion delivered in time-based restricted share units is intended to serve as an ongoing retention tool and a continuing link to shareholder value, given that the value of the restricted share units increases only to the extent that the Company's stock price increases. Additional detail regarding the forms of LTI compensation awarded as part of the fiscal year 2017 annual LTI compensation grant is provided below.



Performance Share Units

For fiscal year 2017, our executive officers, including our NEOs, received 50% of their annual LTI compensation in the form of performance share units. We believe the performance share units appropriately reflect our compensation philosophy by establishing a clear connection between the compensation of our NEOs and the achievement of performance goals that are important for long term value creation.

A participating executive has the opportunity to earn an initial performance share unit payout, ranging from 0% to 200% of his or her target award, based upon the Company's performance against a pre-established performance metric. This initial payout is then modified based on the Company's total shareholder return ("TSR") over the performance period relative to the S&P 500. Beginning with fiscal year 2017 performance share unit awards, the S&P 500 companies used in the relative TSR calculation are initially set as the component companies of the S&P 500 at the outset of the three-year performance period, and (i) companies that fall out of the index during the performance period due to market capitalization changes remain in the calculation, (ii) companies that become bankrupt or insolvent during the performance period remain in the calculation, but a $0 ending stock price is used in the calculation, and (iii) companies that fall out of the index during the performance period for any other reason are removed from the calculation. This is a change from the calculation of relative TSR in prior years, which removed all companies that ceased to be index members during the performance period, regardless of reason.

H&R Block Percentile Rank Among S&P 500	TSR Modifier*
Upper Quintile (80th percentile and above)	125.0%
4th Quintile (60th to 80th percentile)	108.3% - 125.0%
3rd Quintile (40th to 60th percentile)	91.7% - 108.3%
2nd Quintile (20th to 40th percentile)	75.0% - 91.7%
Lower Quintile (below 20th percentile)	75.0%

** Linear interpolation will be used to determine the exact TSR modifier percentage.*

The TSR modifier increases or decreases the initial payout by up to 25% of the initial payout amount (for a modifier ranging from 75% to 125% of the initial payout amount, as shown in the chart above). However, notwithstanding the result of that calculation, the maximum earned amount is capped at 200%. The Compensation Committee determined to reduce the cap beginning in fiscal year 2017 from 250% to 200% to bring the maximum potential payout more in line with broader market practices. The following formula is used to calculate the final number of earned performance share units, subject to the overall 200% cap:

Target PSU Grant X **Performance Percentage (0 to 200%)** X **TSR Modifier (75% to 125%)** = **Number of PSUs Earned**

For performance share units granted in fiscal year 2017, performance is measured over a three-year period beginning on May 1, 2016 and ending on April 30, 2019 and the applicable performance metric is the Company's year-over-year growth in EBITDA from continuing operations ("Annual EBITDA Growth"), which is averaged over the three year period to determine the number of performance share units that ultimately vest. The Compensation Committee selected Annual EBITDA Growth as the fiscal year 2017 performance metric, rather than the cumulative three-year EBITDA metric used for the fiscal year 2016 performance share units, because it believes EBITDA from continuing operations is a critical driver of sustained value creation over the longer term, and the Compensation Committee desired to add a focus on year-over-year improvement. At the end of the performance period, the Compensation Committee will certify the performance results and percentage payout, as well as the resulting final number of performance share units earned by each executive officer. There are no dividends paid on outstanding performance share units during the vesting period, but dividend equivalents accumulate during the vesting period. Upon vesting of the performance share units, in addition to receiving the number of shares of common stock determined according to the payout calculation, the executive will receive additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that ultimately vest. Performance share units do not carry voting rights.

Market Stock Units

For fiscal year 2017, our executive officers, including our NEOs, received 30% of their annual LTI compensation in the form of market stock units. If certain performance thresholds are met, a participating executive has the opportunity to earn a payout between 50% and 200% of his or her target number of market stock units based on the ratio of the average of the Company's stock price for the fifteen consecutive trading days prior to the grant date ("Grant Date Price") and the average of the Company's stock price for the fifteen consecutive trading days beginning on the date the Company's Annual Report on Form 10-K is filed with the SEC for the last fiscal year within the performance period, which is fiscal year 2019 ("Ending Date Price"). In July 2016, the Compensation Committee selected this measurement period for stock price performance to ensure that results relating to years prior to the performance period do not unduly influence the performance measurement and results relating to years within the performance period do appropriately influence the performance measurement.

Performance is measured over a three-year performance period beginning on May 1, 2016 and ending on April 30, 2019, with the applicable performance metrics established within ninety days of the beginning of the performance period and the cumulative results for the three-year period determining whether any shares of common stock are payable upon vesting of the market stock units following the end of the three-year period.

The vesting of market stock units is subject to two thresholds, both of which must be satisfied for any payout to occur. First, the Ending Date Price must be greater than or equal to 50% of the Grant Date Price. Second, the Company's average return on invested capital based on after-tax net operating profit from continuing operations and average invested capital during the three-year performance period, each as defined in the award agreement, must be greater than or equal to 14%. The Compensation Committee determined to utilize average return on invested capital as the second of these thresholds for market stock units, as it believes the investment community considers this metric to be an effective measure of capital efficiency.

Failure to attain either of these thresholds would result in forfeiture of the entire market stock unit award. The total number of market stock units earned by participating executives, if any, is equal to the number of market stock units granted on the grant date multiplied by the ratio of the Ending Date Price to the Grant Date Price. The following formula is used to calculate the final number of earned market stock units:

$$\text{Target MSU Grant} \times \text{Ratio of Ending Date Price to Grant Date Price} = \text{Number of MSUs Earned}$$

At the end of the performance period, the Compensation Committee will certify the performance results and percentage payout, as well as the resulting number of market stock units earned by each executive officer. There are no dividends paid on outstanding market stock units during the vesting period, but dividend equivalents accumulate during the vesting period. Upon vesting of the market stock units, in addition to receiving the number of shares of common stock determined according to the payout calculation, the executive will receive additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that ultimately vest. Market stock units do not carry voting rights.

Restricted Share Units

For fiscal year 2017, our executive officers, including our NEOs, received 20% of their annual LTI compensation in the form of restricted share units. There are no dividends paid on outstanding restricted share units during the vesting period, but dividend equivalents accumulate during the vesting period. Upon vesting of the restricted share units, in addition to receiving the applicable number of shares of common stock, the executive will receive additional shares of common stock equal in value to the total dividends that would have been paid on such shares. Restricted share units do not carry voting rights.

Fiscal Year 2017 LTI Vesting Provisions

Performance share units and market stock units generally vest, if at all, on the third anniversary of the grant date. Restricted share units generally vest in one-third annual increments beginning on the first anniversary of the grant date. However, certain special grants may have a different vesting schedule. For fiscal year 2017 performance share units, market stock units, and restricted share units, the grant date of the awards was July 18, 2016, but the awards retained the standard June 30 vesting schedule, to align vesting of fiscal year 2017 awards with historical annual grants.

An executive generally will forfeit his or her equity award upon voluntary termination of employment or termination for cause prior to the vesting date, but will be entitled to pro-rata vesting of his or her awards (as determined based upon the attainment of performance goals, when applicable) in the event of the executive's retirement more than one year following the grant date, and will be entitled to a full vesting of his or her awards (as determined based upon the attainment of performance goals, when applicable) in the event of the executive's death or disability more than one year following the grant date. For performance share units and market stock units, an executive will be entitled to receive pro-rata vesting of the awards, as determined based upon the attainment of applicable performance goals, in the event of the executive's involuntary termination without cause more than one year following the grant date. Unvested restricted share units are forfeited upon an executive's involuntary termination without cause.

In the event of a change in control, the Compensation Committee may in its discretion waive the performance goals that apply to performance-based awards. If it does, the units generally will vest as a result of the executive's continued employment through the third anniversary of the grant date and the executive will be entitled to receive all or a pro-rata portion of the award in the event of certain forms of termination that occur in connection with or following the change in control. For restricted share units, the executive will be entitled to receive full vesting in the event of certain forms of termination (as set forth in the award agreement governing the grant) in connection with a change in control.

Messrs. Cobb and Gerke's fiscal year 2017 equity-based compensation awards contain modified vesting provisions providing that voluntary retirement after reaching age 60 will not result in the forfeiture of any equity awards outstanding for more than one year prior to such retirement; rather, the entire equity awards will continue to vest on the stated vesting dates set forth in the applicable award agreement and with performance adjustments (if any) made under such agreement as if he remained employed through such stated vesting dates.

Fiscal Year 2017 LTI Compensation Awards

For fiscal year 2017, we awarded our NEOs performance share units, market stock units, and restricted share units in the following amounts:

Officers	Award Value ($)[1]	Performance Share Units (#)[1]	Market Stock Units (#)[1]	Restricted Share Units (#)[1]
William C. Cobb[2]	$5,500,000	108,098	65,192	46,006
Thomas A. Gerke	$1,100,000	21,620	13,039	9,202
Jason L. Houseworth[3]	$900,000	17,689	10,668	7,529
Tony G. Bowen	$900,000	17,689	10,668	7,529
Kathryn M. Collins	$600,000	11,793	7,112	5,019
Former Officer				
Gregory J. Macfarlane[4]	$1,200,000	23,585	14,224	10,038

[1] Represents the value of our LTI compensation awards, which are subject to rounding. These award values are converted into: (i) the number of performance share units and market stock units based on the Monte Carlo valuation model as of the grant date; and (ii) the number of restricted share units based on the closing price of one share of common stock on the grant date. The number of performance share units, market stock units, or restricted share units resulting from the conversion of the award value to the number of units awarded is rounded up to the nearest whole unit, such rounded numbers are reflected in the chart above. As such, the award value reported in this column may differ from the accounting grant date fair value under ASC 718 presented in the Summary Compensation Table and the Grants of Plan-Based Awards Table on pages 49 and 50, respectively. For assumptions used in the valuation models, refer to Note 9 of the Company's financial statements in the Company's Annual Report on Form 10-K for the year ended April 30, 2017, as filed with the SEC. In such Annual Report on Form 10-K, Note 9 references "performance-based share units," which include performance share units and market stock units.

[2] Pursuant to the terms of his award agreements, as a result of his retirement effective more than one year after the grant date, Mr. Cobb's fiscal year 2017 LTI awards will continue to vest on the stated vesting dates set forth in the applicable award agreement and with

(3) Pursuant to the terms of his award agreements and Severance and Release Agreement, Mr. Houseworth forfeited all of his fiscal year 2017 performance share units, market stock units, and restricted share units upon his termination of employment as of April 30, 2017. Additional information regarding Mr. Houseworth's Severance and Release Agreement can be found beginning on page 57.

(4) Mr. Macfarlane forfeited all of his fiscal year 2017 performance share units, market stock units, and restricted share units due to his voluntary termination of employment as of December 30, 2016.

performance adjustments (if any) made under such agreement as if he remained employed through such stated vesting dates. Additional information regarding Mr. Cobb's retirement and fiscal year 2018 compensation can be found on page 54.

The fiscal year 2017 performance share units and market stock units will vest, if at all, on June 30, 2019 and the fiscal year 2017 restricted share units will vest, if at all, in one-third annual increments beginning on June 30, 2017.

Actions Pertaining to Fiscal Year 2018 LTI Compensation

At the beginning of fiscal year 2017, the Compensation Committee considered the mix of equity-based compensation for executive officers and determined that the current equity mix continues to strike the appropriate balance among rewarding, motivating and retaining our executives. The Committee determined that this equity mix properly motivates our executives to work towards achieving our long term objectives and further aligns their interests with the interests of our shareholders. As a result, our executive officers, including our NEOs, received 50% of their annual LTI compensation for fiscal year 2018 in performance share units, 30% in market stock units and 20% in time-based restricted share units. The payment structures, vesting schedules, terms and conditions of the fiscal year 2018 equity-based compensation are substantially similar to those of the fiscal year 2017 equity-based compensation described above under the heading "Actions Pertaining to Fiscal Year 2017 LTI Compensation" beginning on page 35. Among other changes, a mandatory post-vesting holding requirement was added for performance share units granted in fiscal year 2018, as set forth in the revised award agreements filed with the Company's Current Report on Form 8-K filed on June 23, 2017, which requires that the executive hold at least 50% of the shares earned upon vesting of the performance share units for a period of one year after the vesting date.

Mr. Gerke's fiscal year 2018 equity-based compensation awards contain the same modified vesting provisions as his fiscal year 2017 equity-based awards, as described above under "Fiscal Year 2017 LTI Vesting Provisions."

Fiscal Year 2018 LTI Compensation Awards

In June 2017, we awarded annual LTI compensation grants for fiscal year 2018 to NEOs who served as executive officers at that time (other than Mr. Cobb) as set forth in the chart below. In connection with his retirement effective July 31, 2017, the Company and Mr. Cobb agreed that he would not receive a fiscal year 2018 LTI award. Additional information regarding Mr. Cobb's retirement and fiscal year 2018 compensation can be found on page 54.

Officers	Award Value ($)[1]	Performance Share Units (#)[1]	Market Stock Units (#)[1]	Restricted Share Units (#)[1]
Thomas A. Gerke	$2,500,000	39,733	21,313	16,176
Tony G. Bowen	$1,000,000	15,894	8,526	6,471
Kathryn M. Collins	$700,000	11,126	5,968	4,530

(1) Represents the value of our annual LTI compensation program awards, which are subject to rounding. These award values are converted into: (i) the number of performance share units and market stock units based on the Monte Carlo valuation model as of the grant date and (ii) the number of restricted share units based on the closing price of one share of common stock on the grant date. The number of performance share units, market stock units, or restricted share units resulting from the conversion of the award value to the number of units awarded is rounded up to the nearest whole unit, such rounded numbers are reflected in the chart above. As such, the award value reported in this column may differ from the accounting grant date fair value under ASC 718.

As incentive to perform his enhanced duties while serving as Interim CEO, in May 2017 the Compensation Committee approved Mr. Gerke's fiscal year 2018 LTI target opportunity of $2.5 million. Additional information regarding Mr. Gerke's fiscal year 2018 compensation can be found on page 54.

The increases in fiscal year 2018 LTI awards for Mr. Bowen and Ms. Collins are intended to recognize their contributions to the Company's financial and operational performance, their specific roles and responsibilities, and their individual performance in fiscal year 2017. The increase for Mr. Bowen also aims to bring his total target direct compensation closer to market median for Chief Financial Officer positions within our Peer Group and the general market environment.

Vesting and Performance-based Payouts of Fiscal Year 2015 Performance Share Units and Market Stock Units

As previously disclosed, our executive officers, including certain of our NEOs, received performance share units and market stock units in fiscal year 2015. Performance for these performance share units and market stock units was based on a three-year period beginning on May 1, 2014 and ending on April 30, 2017. This performance was certified, and the overall payout was approved, by the Compensation Committee in June 2017. The performance share units and market stock units vested on June 30, 2017.

Under the terms of the award agreements for fiscal year 2015 performance share units, a participating executive had the opportunity to earn an initial performance share unit payout, ranging from 0% to 200% of his or her target award, based upon the Company's performance against pre-established performance metrics. The Committee selected cumulative EBITDA from continuing operations as the performance metric for the three-year performance period beginning in fiscal year 2015. This initial payout was then modified based on the Company's TSR over the three-year period relative to the S&P 500. The TSR modifier could increase or decrease the payout by up to 25% of the initial payout amount. As a result of the TSR modifier, a participating executive could receive a maximum final payout of up to 250% of the performance share units initially granted to such executive. The performance metric and objective (in millions) for the performance period was as follows:

Performance Period	Metric	Threshold	Target	Maximum
May 1, 2014 – April 30, 2017	Cumulative 3 Year EBITDA from Continuing Operations[1]	$2,543.0	$2,825.0	$3,108.0

[1]   Cumulative 3 Year EBITDA includes the cumulative earnings of the Company from continuing operations before interest, taxes, depreciation, and amortization for the three fiscal years ended in 2015, 2016 and 2017.

Based on the Company's results relative to the above thresholds, targets, and maximums, and subject to adjustment pursuant to the terms of the 2013 Plan and the applicable award agreement, the Compensation Committee approved a performance percentage of 57.5%. The Compensation Committee then applied a TSR modifier of 75% based on the Company's TSR over the three-year performance period. Based on the performance percentage and the TSR modifier, our NEOs received 43.1% of the performance share units they were initially granted, as well as additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation. The table below shows the target-level opportunities and actual awards under our fiscal year 2015 performance share unit program for our NEOs:

Officers	PSUs Granted (#)	Actual Shares Received (#)[1]
William C. Cobb	74,184	34,949
Thomas A. Gerke	14,163	6,673
Jason L. Houseworth[2]	10,116	4,502
Tony G. Bowen[3]	n/a	n/a
Kathryn M. Collins	6,744	3,178
Former Officer		
Gregory J. Macfarlane[4]	15,174	0

[1]   The amount of shares actually received by the NEOs includes additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation.
[2]   Pursuant to the terms of his award agreements and Severance and Release Agreement, Mr. Houseworth was entitled to receive pro-rata vesting of outstanding performance share units granted during his service with the Company. Mr. Houseworth forfeited 609 of his 10,116 target fiscal year 2015 performance share units (10,969, including accumulated dividend equivalents) resulting in a target opportunity of 10,360 shares. Additional information regarding Mr. Houseworth's Severance and Release Agreement can be found beginning on page 57.

(3) Mr. Bowen was not eligible for grants of fiscal year 2015 performance share units as he was not yet an executive officer of the Company.
(4) Mr. Macfarlane forfeited all of the fiscal year 2015 performance share units shown in the table above due to his voluntary termination of employment as of December 30, 2016.

Under the terms of the award agreements for fiscal year 2015 market stock units, if certain performance thresholds were met, a participating executive had the opportunity to earn a payout between 50% and 200% of his or her target number of market stock units based on the difference between the average of the Company's stock price for the thirty days prior to the grant date ("2015 MSU Grant Date Price") and the average of the Company's stock price for the thirty days prior to the vesting date for the awards, which is the end of the three-year performance period applicable to the awards, or April 30, 2017 ("2015 MSU Ending Date Price"). The vesting of market stock units was subject to two thresholds, both of which must be satisfied for any payout to occur. First, the 2015 MSU Ending Date Price must have been greater than or equal to 50% of the 2015 MSU Grant Date Price. Second, the Company's average return on equity (as defined in the award agreement) during the three-year performance period must have been greater than or equal to 20%. Based on the Company's results, and subject to adjustment pursuant to the terms of the 2013 Plan and the applicable award agreement, the Compensation Committee certified that both thresholds were achieved and approved a performance percentage of 75.3%. Our NEOs therefore received 75.3% of the market stock units they were initially granted, as well as additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation.

The table below shows the target-level opportunities and actual awards under our fiscal year 2015 market stock unit program for our NEOs:

Officers	MSUs Granted (#)	Actual Shares Received (#)[1]
William C. Cobb	44,296	36,459
Thomas A. Gerke	8,457	6,962
Jason L. Houseworth[2]	6,041	4,697
Tony G. Bowen	2,819	2,321
Kathryn M. Collins	4,027	3,316
Former Officer		
Gregory J. Macfarlane[3]	9,061	0

(1) The amount of shares actually received by the NEOs includes additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation.
(2) Pursuant to the terms of his award agreements and Severance and Release Agreement, Mr. Houseworth was entitled to receive pro-rata vesting of outstanding market stock units granted during his service with the Company. Mr. Houseworth forfeited 364 of his 6,041 target fiscal year 2015 market stock units (6,551, including accumulated dividend equivalents) resulting in a target opportunity of 6,187 shares. Additional information regarding Mr. Houseworth's Severance and Release Agreement can be found beginning on page 57.
(3) Mr. Macfarlane forfeited all of the fiscal year 2015 market stock units shown in the table above due to his voluntary termination of employment as of December 30, 2016.

Retirement, Health and Welfare Benefits, and Perquisites

We provide certain benefits to all full-time employees, including employer matching contributions to our qualified retirement plan, an employee stock purchase plan that permits purchases of our common stock at a discount, life insurance, health and welfare benefit programs, and the opportunity to use our tax preparation services for no charge. Benefits for executives generally are the same as benefits for all other full-time employees, except that executive officers and certain key employees may participate in our group life insurance program and our deferred compensation plan and are entitled to certain relocation benefits as described below. We have structured our executive benefit program to be consistent with our philosophy of emphasizing performance-based elements in our executive compensation program. We believe the benefits our executives receive are modest relative to market practices.

In order to attract and retain executives, we offer a group life insurance program that provides death benefits up to three times the participating executive's annual base salary. The death benefits are payable to beneficiaries designated by the participating executive.

Our deferred compensation plan, which is discussed in detail beginning on page 52, is designed to assist our executives in building retirement savings by offering participants the opportunity to defer their receipt of base salary and STI compensation.

We also provide relocation benefits to eligible employees. These relocation benefits generally cover certain common relocation expenses and are subject to a clawback requirement, which requires recipients to repay all or a portion of the benefits to the Company in the event of their voluntary termination or termination for cause within 12 months following the relocation date.

We purchase tickets to various cultural, charitable, civic, entertainment, and sporting events for business development and relationship-building purposes, as well as to maintain our involvement in communities in which the Company operates and our employees live. Occasionally, our employees, including our executives, use such tickets for personal purposes when they are not otherwise used for business purposes.

Perquisites represent an immaterial element of our executive compensation program. We believe our overall executive perquisites are well below the market median relative to our Peer Group.

COMPENSATION "CLAWBACK" POLICY AND RESTRICTIVE COVENANTS

Our Board has adopted a "clawback" policy which provides that, in the event of a restatement of our financial results, the Board has the authority to seek reimbursement of any portion of performance-based or incentive compensation paid, vested, or awarded in any previous year that is greater than the amount that would have been paid or awarded if calculated based on the restated financial results. Mr. Cobb's employment agreement, the Executive Performance Plan, and the award agreements applicable to our executive officers under the H&R Block, Inc. 2003 Long Term Executive Compensation Plan (the "2003 Plan") and the 2013 Plan each include a clawback provision consistent with the terms of the Board's clawback policy. As discussed in Proposal 5, we are seeking shareholder approval of the 2018 Plan, and the award agreements under the 2018 Plan will also include a clawback provision consistent with the terms of the Board's clawback policy.

Our award agreements contain restrictive covenants, including non-competition and non-solicitation provisions, which, if violated, authorize the Company to cancel or rescind the award or seek reimbursement of value received by the individual, consistent with applicable law.

COMPENSATION PHILOSOPHY AND BENCHMARKING

We benchmark our executive compensation practices relative to publicly-disclosed information for a defined group of peer companies, which for fiscal year 2017 is set forth below (the "Peer Group"). We also review compensation data from multiple survey sources, reflective of general industry pay levels for companies of relevant size based on total revenue, as compared to each of the NEOs. For fiscal year 2017, these survey sources were the Aon Hewitt Total Compensation Measurement Executive Survey and the Towers Watson CDB General Industry Executive Compensation Survey. The Compensation Committee reviews summary survey and Peer Group data to confirm that the market references we use are appropriate for our business and the industries in which we compete for executive talent.

Our philosophy is to set total direct compensation (which consists of base salary plus targeted annual STI compensation plus targeted LTI grant values) for our NEOs near the median market rate, on average, taking into account the Company's size relative to our Peer Group. Under this approach, target total direct compensation for specific executives may be above or below market median due to multiple factors, including experience, role and responsibilities, individual performance, and readiness for promotion or growth potential. The Compensation Committee generally sets performance objectives under the STI and LTI plans so that targeted total direct compensation levels can be achieved only when targeted financial, operational, and strategic goals are met. Consequently, actual pay realized by executives will vary above or below the targeted level based on the degree to which specific performance objectives are attained.

With the input of its independent compensation consultant, the Compensation Committee reviews the Peer Group annually and revises it as circumstances warrant. We endeavor to identify companies that are comparable to our core businesses, including tax and professional products and services, as well as comparable from a size perspective. As a result of the Compensation Committee's annual review in May of 2016, the Compensation Committee determined to remove Apollo Education Group, Inc., Cognizant Technology Solutions Corporation, Garmin Ltd., and Yahoo! Inc. from the then-current Peer Group, because the companies were outside of the Company's competitive size range or less appropriate from a business fit perspective. Three new companies—Broadridge Financial Solutions, Inc., Paychex, Inc., and The Western Union Company— were deemed more appropriate from both a business fit and a size perspective. The Peer Group considered by the Compensation Committee in benchmarking fiscal year 2017 compensation consists of the 17 companies listed in the following chart, which sets forth the relative size measures considered by the Compensation Committee:

Fiscal Year 2017 Peer Group				
Company	Revenue[1]	Total Assets[2]	Market Cap[3]	Enterprise Value[3]
Arthur J. Gallagher & Co.	$5,489	$11,200	$9,255	$11,563
Broadridge Financial Solutions, Inc.	$3,198	$2,942	$7,895	$8,793
CA, Inc.	$4,033	$11,022	$13,275	$12,779
Convergys Corporation	$2,907	$2,392	$2,342	$2,501
DST Systems, Inc.	$2,892	$2,565	$3,428	$3,697
Equifax Inc.	$3,010	$6,807	$14,159	$16,932
Fidelity National Information Services, Inc.	$8,669	$26,134	$24,827	$35,010
First American Financial Corporation	$5,428	$9,246	$4,023	$3,324
Fiserv, Inc.	$5,442	$9,637	$23,069	$27,396
Genpact Limited	$2,536	$2,893	$4,886	$5,333
Global Payments Inc.	$3,308	$10,113	$10,668	$14,665
Intuit Inc.	$4,759	$3,933	$29,417	$29,912
Paychex, Inc.	$3,063	$5,776	$21,846	$21,656
Robert Half International Inc.	$5,290	$1,872	$6,188	$5,896
Unisys Corporation	$2,889	$2,176	$749	$745
The Western Union Company	$5,431	$9,519	$10,531	$12,457
Willis Towers Watson PLC	$6,844	$31,801	$16,721	$19,927
Median	$4,033	$6,807	$10,531	$12,457
H&R Block, Inc. [1]	**$3,029**	**$2,082**	**$4,762**	**$6,497**
— H&R Block, Inc. Percentile Rank	**27%**	**4%**	**24%**	**33%**

Data Source: Standard & Poor's Capital IQ

[1] Most recently reported four quarters as of March 2017 (in millions)

[2] Most recently reported quarter as of March 2017 (in millions)

[3] As of December 31, 2016

Relative to our Peer Group, the fiscal year 2017 target total direct compensation for our NEOs, including our CEO, is between the 25th percentile and median of the Peer Group.

As a result of the Compensation Committee's annual review in March of 2017, the Peer Group of companies used by the Compensation Committee in benchmarking fiscal year 2018 pay determinations remained unchanged from the 17 companies used in fiscal year 2017.

Use of External Consultant

The Compensation Committee retains Frederic W. Cook & Co. ("FW Cook") as its external, independent compensation consultant for objective advice and assistance on executive compensation matters. FW Cook reports directly to the Committee and the Committee may replace FW Cook or hire additional consultants at any time. FW Cook advises the Compensation

Committee on issues pertaining to executive compensation, including the assessment of market-based compensation levels, the selection of our Peer Group, our pay positioning relative to the market, the mix of pay, incentive plan design, and other executive employment matters. FW Cook provides its advice based in part on prevailing and emerging market practices, as well as our specific business context. The Committee retains sole authority to hire FW Cook, approve its compensation and the appropriate funding by the Company for such compensation, determine the nature and scope of its services, evaluate its performance, and terminate its engagement. The Compensation Committee believes that external compensation consultants for the Compensation Committee should be independent and serve the Compensation Committee exclusively, and should not perform any other services for the Company at any time. FW Cook performs no other services for the Company.

For fiscal year 2017, the Compensation Committee assessed FW Cook's independence, taking into account the following factors:

- FW Cook provides no other services to the Company;

- The amount of fees received from the Company by FW Cook as a percentage of FW Cook's total revenue;

- FW Cook's policies and procedures that are designed to prevent conflicts of interest;

- Any business or personal relationship between the individuals at FW Cook performing consulting services and the members of the Compensation Committee;

- Any ownership of Company stock by the individuals at FW Cook performing consulting services for the Compensation Committee; and

- Any business or personal relationship between the consultant or any other employee at FW Cook and an executive officer of the Company.

In connection with the Compensation Committee's review, FW Cook provided the Compensation Committee with appropriate assurances and confirmation of its independent status. The Compensation Committee believes FW Cook has been independent throughout its service for the Committee and that there is no conflict of interest between FW Cook and the Compensation Committee.

Executive Evaluation Process

The Compensation Committee reviews our CEO's performance each year against pre-established financial, operational, strategic, and individual objectives. Our CEO is responsible for sharing with the Compensation Committee his current year accomplishments in light of current year objectives, as well as proposed objectives for the following year. The Compensation Committee reviews the CEO's accomplishments, objectives, and overall performance with assistance from the Compensation Committee's independent compensation consultant. The Committee keeps the independent members of the Board apprised of its activities related to the review and approval of CEO performance and compensation matters and, from time to time, consults with such independent members on matters concerning CEO compensation. Based on its evaluation, the Compensation Committee determines the CEO's compensation. Following such determination, the Chairman of the Board discusses the Compensation Committee's evaluation and determinations with the CEO. Our CEO does not play a role in determining his own compensation, other than discussing his annual performance review with the Chairman of the Board and sharing his accomplishments and proposed objectives with the Compensation Committee.

The Compensation Committee consults with the CEO concerning the performance of other executive officers and approves the compensation of such officers, taking into account recommendations of the CEO and input from the Board and the Committee's independent compensation consultant. Our CEO and General Counsel and Chief Administrative Officer assist the Compensation Committee in reaching compensation decisions regarding executives other than themselves. In addition, the CEO (with input from other senior executives) develops recommendations for the Committee's approval regarding performance goals under our STI and LTI compensation programs. Executive officers do not play a role in determining their own compensation, other than discussing their annual performance reviews with their supervisors and, in the case of the CEO, making recommendations for the Committee's approval regarding performance goals under our STI and LTI programs. The Committee reviews the recommendations and approves any changes as it determines in its sole discretion to be in the best interests of the Company and our shareholders.

Except as otherwise noted, the Compensation Committee's executive compensation determinations are the result of the Committee's business judgment, which is informed by the experiences of the Committee members as well as input from the Committee's independent compensation consultant.

Other Awards

We occasionally offer sign-on awards as a means to attract talented executives. These awards are typically offered in negotiating employment terms and generally are in the form of cash, guaranteed STI bonuses in the initial year of employment, or grants of LTI compensation. We may also grant awards from time-to-time in special recognition for certain accomplishments, which may be paid in the form of equity awards, cash bonuses, or a combination of equity awards and cash bonuses.

Under authority delegated by the Compensation Committee, our CEO may approve the grant of equity awards to employees other than executive officers. Such equity awards are subject to the terms and conditions approved by the Compensation Committee, including a limitation on the total number of equity awards that our CEO is authorized to grant, and our CEO exercises this authority to approve grants to certain employees other than executive officers as part of their annual LTI compensation, to newly hired and promoted individuals, or in recognition of outstanding achievements.

Stock Ownership Guidelines

We believe that our executive officers should have a significant financial stake in the Company to ensure that their interests are aligned with those of our shareholders. To that end, we have adopted stock ownership guidelines that define ownership expectations for certain executive officers covered under the guidelines. Under the guidelines adopted by the Committee, covered executives are expected to attain and retain a level of qualifying equity securities equal to a multiple of their annual base salaries. In determining whether a covered executive has met the applicable ownership requirement, we include shares owned by such executive directly or indirectly, the after-tax value of vested stock option awards, and share equivalents the executive holds in the Company's benefit plans (any of such shares, awards or share equivalents, "Covered Shares"). Unvested equity awards, regardless of the type of award, are not included for purposes of determining compliance with the executive's ownership requirement.

Our stock ownership guidelines provide that, until a covered executive satisfies the applicable holding requirement, he or she is required to retain a specified percentage of any Covered Shares owned as of the date on which he or she becomes subject to the guidelines or acquired thereafter. The covered executives, required ownership levels, and retention percentages under our stock ownership guidelines are as follows:

Covered Executives (reflects titles as of April 30, 2017)	Ownership Requirement	Retention Percentage
Chief Executive Officer	6x Base Salary	100%
Senior Executive Team, as designated by the CEO[1]	3x Base Salary	50%

[1] Includes all other NEOs.

The stock ownership guidelines were modified in fiscal year 2017 to more closely align with our leadership structure, and to provide for a 3x base salary holding requirement for all executive officers (other than the Chief Executive Officer), with a 50% retention percentage.

Before the covered executive satisfies the applicable ownership requirement, he or she will be subject to the retention requirements described above and may only sell or transfer Covered Shares in a manner that does not violate the applicable retention percentage requirement. After the covered executive satisfies the applicable ownership requirement, he or she will no longer be subject to the retention requirements and the stock ownership guidelines will no longer preclude a sale or transfer of any Covered Shares, so long as such executive's ownership of Covered Shares continues to exceed the applicable ownership requirement. Mr. Cobb has met his ownership requirement. Mr. Gerke has met the 3x Base Salary ownership requirement applicable to him in his role as General Counsel and Chief Administrative Officer, and is progressing toward attaining the ownership requirements as Interim CEO. All of our other NEOs have either met or are progressing toward attaining their applicable ownership requirements. The Compensation Committee annually reviews each covered executive's progress toward meeting the stock ownership guidelines.

Accounting for Stock-Based Compensation

We recognize stock-based compensation expense for the issuance of performance share units, market stock units, and restricted share units, as well as stock purchased under our employee stock purchase plan, pursuant to FASB Accounting Standards Codification Topic 718, "Stock Compensation." Under this accounting methodology, we generally recognize stock-based compensation expense on a straight-line basis over applicable vesting periods. For assumptions used in determining these expenses, refer to Note 9 of the Company's financial statements in the Company's Annual Report on Form 10-K for the year ended April 30, 2017, as filed with the SEC.

Prohibition on Derivatives Trading and Hedging and Pledging of Our Securities

Our Insider Trading Policy prohibits all directors and employees, including the NEOs, from trading in any puts, calls, covered calls or other derivative products involving any Company securities. Additionally, our policy prohibits these individuals from engaging in any hedging transactions with respect to any Company securities, which includes the purchase of certain instruments (including "cashless collars," forward sales contracts, equity swaps or any other similar instruments) designed to hedge, monetize, or offset any decrease in the market value of such securities. The policy also prohibits our employees and directors from pledging, or using as collateral, Company securities in order to secure personal loans or obligations, which includes a prohibition against holding shares of Company stock in a margin account.

Tax Considerations

We believe it is in the best interests of our shareholders for us to maximize tax deductibility when appropriate. Section 162(m) of the IRC limits to $1,000,000 our federal income tax deduction for compensation paid to any of our NEOs (other than our Chief Financial Officer), subject to certain exceptions, including an exception for performance-based compensation. We designed the Executive Performance Plan and portions of our equity-based compensation with an intent to enable the Company to deduct such compensation under IRC Section 162(m) to the greatest extent permitted.

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe it is important to retain the flexibility to compensate executives competitively even if such compensation is potentially not deductible for tax purposes. The Compensation Committee and the Board consider the impacts of IRC Section 162(m) in developing, implementing, and administering our compensation programs. However, the Committee and the Board balance this consideration with our primary goal of structuring compensation programs to attract, motivate, reward, and retain highly talented executives. As such, exceptions may occur when the Compensation Committee or the Board, after balancing tax efficiency with long term strategic objectives, believe it is in the best interests of our shareholders. In addition, because of the uncertainties associated with the application and interpretation of IRC Section 162(m) and the regulations issued thereunder, there can be no assurance that compensation intended to satisfy the requirements for deductibility under IRC Section 162(m) will in fact be deductible.

TERMINATION OF EMPLOYMENT, SEVERANCE AND TRANSITION ARRANGEMENTS

Executive Severance Plan

In connection with the Company's movement from executive employment agreements to standardized employment terms and arrangements, the Company adopted the H&R Block Executive Severance Plan ("Executive Severance Plan"). Messrs. Gerke and Bowen and Ms. Collins are participants in the Executive Severance Plan. Messrs. Macfarlane and Houseworth participated in the Executive Severance Plan prior to their respective departures from the Company, and Mr. Houseworth received payments under the Executive Severance Plan pursuant to his Severance and Release Agreement described in more detail beginning on page 57. Information regarding the Executive Severance Plan is included beginning on page 54.

Under the terms of Mr. Cobb's employment agreement, which is described in more detail on page 53, Mr. Cobb would only participate in the Executive Severance Plan if and to the extent that the benefits related to equity awards thereunder exceeded those contained in his employment agreement.

The Executive Severance Plan is intended to support a variety of objectives, including (i) standardization of severance policy among the senior officers, which ensures internal parity, simplifies internal administration, and mitigates negotiation at hire and termination, and (ii) the attraction and retention of highly skilled executives by protecting them from the short term economic consequences associated with unexpected termination of employment in the absence of cause. Based on advice from the Compensation Committee's independent compensation consultant, we believe the benefits our NEOs would receive under various severance scenarios are modest relative to the market but sufficient to support the above objectives.

Change in Control Provisions

Change in control provisions for our NEOs are set forth in the Executive Severance Plan, discussed above and on page 54, and the LTI awards, discussed beginning on page 56. We provide these "change in control" benefits as a means to attract and retain talented executives, who could have other job alternatives that may appear more attractive absent these benefits. In addition, by providing financial protection in the event that a transaction results in the loss of employment, the change in control program helps to ensure the independence and objectivity of our executives when reviewing potential transactions and that executives will remain focused during periods of uncertainty. All change in control payments under the Executive Severance Plan require both a change in control and the subsequent loss of employment by the NEO (a "double-trigger").

Change in control provisions for Mr. Cobb are set forth in his employment agreement. Consistent with the Executive Severance Plan, Mr. Cobb's employment agreement does not provide for any gross-up payments to offset excise tax liabilities that result from change in control payments. All change in control payments under his employment agreement include a double-trigger, as described above.

In addition, in connection with equity awards granted pursuant to the 2013 Plan, our current NEOs have entered into award agreements with the Company that contain provisions accelerating the vesting of equity awards upon certain changes in control and include a double-trigger, as described above. We use this "double-trigger" equity acceleration policy to protect against the loss of retention power following a change in control and to avoid windfalls, both of which could occur if vesting accelerated automatically as a result of a transaction. Equity acceleration following a change in control under the award agreements is discussed beginning on page 56. As discussed in Proposal 5, we are seeking shareholder approval of the 2018 Plan, and the award agreements under the 2018 Plan will also contain "double-trigger" acceleration provisions.

The Company has historically avoided the use of excise tax gross-up provisions relating to a change in control and has no such gross-up obligations in place with respect to any executive officers, including Mr. Cobb. Consistent with the Company's historical practice, in the future we intend to refrain from providing excise tax gross-up provisions relating to a change in control.

These change in control arrangements are not provided exclusively to the NEOs. A larger group of management employees is eligible to receive many of the change in control benefits described in this section.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussion with management, the Committee approved the Compensation Discussion and Analysis and recommended to the Board of Directors that it be included in the Company's 2017 Proxy Statement and the Company's Annual Report on Form 10-K.

COMPENSATION COMMITTEE
Bruce C. Rohde, Chair
Richard A. Johnson
David Baker Lewis
Tom D. Seip
James F. Wright

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following non-employee directors, each of whom is independent, served on the Compensation Committee of the Board of Directors during the fiscal year ended April 30, 2017: Bruce C. Rohde (Chair), Richard A. Johnson (effective September 8, 2016), David Baker Lewis, Tom D. Seip, and James F. Wright. No director serving on the Compensation Committee during fiscal year 2017 (i) was or was formerly an officer or employee of the Company or any of its subsidiaries or (ii) had any relationships requiring disclosure in this proxy statement. None of our executive officers has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of the Compensation Committee.

RISK ASSESSMENT IN COMPENSATION PROGRAMS

With the assistance of FW Cook, the Compensation Committee has assessed its broad-based and executive compensation programs to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. The risk assessment included two work streams – one focused on reviewing areas of enterprise risk and the other focused on identifying compensation design risk. The enterprise risk analysis examined the types and magnitudes of risks our business activities present to the Company. The compensation design risk analysis examined the potential risks in the design of our performance-based compensation arrangements. The Committee identified and assessed the risk profile of each performance-based compensation plan. In this assessment, the Committee considered several features we have adopted to mitigate potential risks related to our compensation practices, including:

- Placing greater emphasis on long term equity incentives over short term cash incentives;

- Utilizing caps on potential payments of cash and equity compensation;

- Our clawback policy, which is discussed beginning on page 42;

- Our Insider Trading Policy, which prohibits executives from hedging in the Company's stock, pledging the Company's stock, and engaging in transactions involving derivative products related to the Company's stock;

- Our executive stock ownership guidelines, which, among other things, require our CEO to own shares or share equivalents held in the Company's benefit plans equal to six times his or her base salary, which is discussed further on page 45; and

- The overall design of our compensation programs, including our focus on at-risk compensation that is directly tied to the Company's performance and utilization of a balanced mix of performance measures which avoid placing excessive weight on a single performance measure.

As a result of our analysis, the Compensation Committee believes, and FW Cook concurs, that our compensation policies and practices do not create inappropriate or unintended material risks to the Company as a whole, and that, consequently, our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

SUMMARY COMPENSATION TABLE

The following table sets forth for the fiscal year ended April 30, 2017 the compensation paid to or earned by the Company's named executive officers.

Name and Principal Position	Fiscal Year[1]	Salary ($)[2]	Bonus ($)	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total($)
William C. Cobb, President and Chief Executive Officer[6]	2017	1,003,201	-	5,500,026	-	1,514,888	19,562	8,037,677
	2016	1,038,736	-	5,500,042	-	-	18,906	6,557,684
	2015	984,948	-	5,500,053	-	1,171,613	26,378	7,682,992
Tony G. Bowen, Chief Financial Officer[7]	2017	399,437	-	900,034	-	365,400	14,384	1,679,255
Thomas A. Gerke General Counsel and Chief Administrative Officer[8]	2017	554,533	-	1,100,050	-	535,920	12,659	2,203,162
	2016	568,901	175,000	1,425,066	-	-	16,243	2,185,210
	2015	515,333	-	1,050,048	-	367,380	16,678	1,949,439
Jason L. Houseworth, Chief Innovation Officer[9]	2017	413,077	-	900,034	-	383,670	780,280	2,477,061
	2016	434,945	-	900,041	-	-	15,291	1,350,277
	2015	392,307	-	750,029	-	263,760	11,283	1,417,379
Kathryn M. Collins, Chief Marketing and Strategy Officer[10]	2017	352,885	-	600,023	-	277,095	11,986	1,241,989
Gregory J. Macfarlane, Former Senior Vice President, U.S. Retail Products and Operations[11]	2017	413,604	-	1,200,020	-	-	4,751	1,618,375
	2016	636,791	175,000	1,525,076	-	-	14,866	2,351,733
	2015	595,129	-	1,125,042	-	452,160	11,431	2,183,762

[1] Compensation for fiscal year 2015 and 2016 is included for only those NEOs who were also NEOs of the Company for such fiscal years.

[2] The amounts shown represent base salary amounts accrued by the Company related to the applicable fiscal year, rather than amounts actually paid to the executives. Therefore, these numbers vary somewhat from the annual base salaries disclosed on page 30. Each of the NEOs contributed a portion of his or her fiscal year 2017 salary to the Company's 401(k) savings plan, the H&R Block Retirement Savings Plan ("RSP").

[3] This column represents the grant date fair value under ASC 718 for performance share units, market stock units, and restricted share units granted during fiscal year 2017, as well as prior fiscal years (as applicable). Grants were made pursuant to the 2013 Plan. The grant date fair value of these awards is computed in accordance with ASC 718 utilizing assumptions discussed in Note 9 "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended April 30, 2017, as filed with the SEC. These amounts reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs.

[4] This column represents amounts awarded and earned under the Company's STI compensation program, as discussed beginning on page 31.

[5] In valuing personal benefits, we use the incremental cost to the Company of the benefit. For fiscal year 2017, these figures include the following: (i) the Company's matching contributions under the RSP of $10,800 (Mr. Cobb), $13,031 (Mr. Bowen), $10,600 (Mr. Gerke), $10,500 (Mr. Houseworth), $10,600 (Ms. Collins), and $3,068 (Mr. Macfarlane); (ii) the economic value of the death benefit provided by the Company's group life insurance program of $3,762 (Mr. Cobb), $1,353 (Mr. Bowen), $2,059 (Mr. Gerke), $1,584 (Mr. Houseworth), $1,386 (Ms. Collins), and $1,683 (Mr. Macfarlane) (the imputed income reported represents the portion of the premium paid by the Company that is attributable to term life insurance coverage for the executive officer; the program provides only an insurance benefit with no cash compensation element to the executive officer); (iii) the Company did not make any payments on behalf of any of our NEOs for the incremental cost of personal use of the Company's fractional share of a private aircraft; Mr. Cobb's family members or guests accompanied him on certain business flights at no incremental cost to the Company (incremental cost includes variable costs incurred as a result of personal flight activity, such as hourly charges for each flight, fuel charges and miscellaneous fees; it excludes non-variable costs, such as the Company's monthly management fee and insurance fees); (iv) H&R Block Foundation matching amount on behalf of Mr. Cobb ($5,000) with respect to his individual contributions to 501(c)(3) organizations on a calendar year basis relating to his position as a director of the Company; and (v) for Mr. Houseworth, a severance payment in the amount of $735,000, a COBRA subsidy in the amount of $13,196, and amounts accrued for outplacement services in the amount of $20,000, in each case, that were accrued in fiscal year 2017. Additional information regarding Mr. Houseworth's Severance and Release Agreement can be found beginning on page 57.

[6] Mr. Cobb retired from his positions as President, Chief Executive Officer, and director of the Company effective July 31, 2017.

[7] Mr. Bowen was appointed Chief Financial Officer effective May 1, 2016.

[8] Mr. Gerke was appointed as Interim CEO effective August 1, 2017.

[9] Mr. Houseworth departed the Company after serving as Chief Innovation Officer until April 30, 2017. Pursuant to the terms of his award agreements and Severance and Release Agreement, Mr. Houseworth forfeited all of his fiscal year 2017 equity awards upon his termination of employment as of April 30, 2017. Additional information regarding Mr. Houseworth's Severance and Release Agreement can be found beginning on page 57.

[10] Ms. Collins was appointed as an executive officer of the Company effective May 1, 2016.

[11] Mr. Macfarlane departed the Company after serving as Senior Vice President, U.S. Retail Products and Operations until December 30, 2016. Mr. Macfarlane forfeited his fiscal year 2017 STI, and all of his fiscal year 2017 performance share units, market stock units, and restricted share units included in this table due to his voluntary termination of employment as of December 30, 2016.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about non-equity incentive plan awards, equity incentive plan awards, and stock awards granted to our NEOs during the fiscal year ended April 30, 2017. The compensation plans under which the grants in the following table were made are described on pages 28 through 41 of this proxy statement.

Name of Executive	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Cobb												
- STI Award[2]	-	-	310,938	1,243,750	2,000,000	-	-	-	-	-	-	-
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	65,192	130,384	46,006	-	-	2,750,013
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	108,098	216,196	-	-	-	2,750,013
Bowen												
- STI Award[2]	-	-	75,000	300,000	600,000	-	-	-	-	-	-	-
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	10,668	21,336	7,529	-	-	450,025
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	17,689	35,378	-	-	-	450,008
Gerke												
- STI Award[2]	-	-	110,000	440,000	880,000	-	-	-	-	-	-	-
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	13,039	26,078	9,202	-	-	550,037
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	21,620	43,240	-	-	-	550,013
Houseworth												
- STI Award[2]	-	-	78,750	315,000	630,000	-	-	-	-	-	-	-
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	10,668	21,336	7,529	-	-	450,025
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	17,689	35,378	-	-	-	450,008
Collins												
- STI Award[2]	-	-	56,875	227,500	455,000	-	-	-	-	-	-	-
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	7,112	14,224	5,019	-	-	300,009
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	11,793	23,586	-	-	-	300,014
Macfarlane												
- STI Award[2]	-	-	130,050	520,200	1,040,400	-	-	-	-	-	-	-
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	14,224	28,448	10,038	-	-	600,018
- LTI Award[1]	7/18/16	7/18/16	-	-	-	-	23,585	47,170	-	-	-	600,002

[1] Amounts represent awards made under the Company's LTI compensation program and granted pursuant to the 2013 Plan. Dollar values represent the accounting grant date fair value of performance share units, market stock units, and restricted share units under ASC 718. The grant date fair value of these awards is computed in accordance with ASC 718 utilizing assumptions discussed in Note 9 "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended April 30, 2017, as filed with the SEC. The dollar values reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs. Messrs. Houseworth and Macfarlane forfeited all of their respective fiscal year 2017 LTI awards included in this table in connection with their departures from the Company. See beginning on page 36 for a discussion of the terms of the fiscal year 2017 LTI awards.

[2] Amounts represent the potential value of the payouts under the Company's STI compensation program. Actual fiscal year 2017 STI payout amounts are included in the Summary Compensation Table on page 49. Mr. Macfarlane forfeited his fiscal year 2017 STI award in connection with his departure from the Company. See beginning on page 32 for a discussion of the terms of the fiscal year 2017 STI awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table summarizes the equity awards made to our NEOs outstanding as of April 30, 2017.

Name of Executive	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Cobb	-	-	-	-	-	-	-	178,367	4,421,728
	-	-	-	-	-	47,354	1,173,905	-	-
	-	-	-	-	-	-	-	153,327	3,800,972
	-	-	-	-	-	26,288	651,686	-	-
	581,970	-	-	$19.14	6/30/21	70,842	1,756,173	-	-
	606,470	-	-	$17.48	5/2/21	12,050	298,725	-	-
Bowen	-	-	-	-	-	-	-	29,188	723,567
	-	-	-	-	-	7,750	192,113	-	-
	-	-	-	-	-	-	-	2,523	62,549
	-	-	-	-	-	1,651	40,922	-	-
	-	-	-	-	-	2,302	57,067	-	-
	-	-	-	-	-	1,152	28,555	-	-
Gerke	-	-	-	-	-	-	-	35,675	884,371
	-	-	-	-	-	9,472	234,801	-	-
	-	-	-	-	-	5,126	127,083	-	-
	-	-	-	-	-	-	-	30,666	760,215
	-	-	-	-	-	5,258	130,347	-	-
	-	-	-	-	-	13,526	335,310	-	-
	122,380	-	-	$17.00	2/1/22	2,302	57,057	-	-
Houseworth[4]	-	-	-	-	-	-	-	15,333	380,113
	6,522	-	-	$16.04	4/30/18	9,125	226,209	-	-
	8,489	-	-	$12.59	4/30/18	-	-	-	-
Collins	-	-	-	-	-	-	-	19,459	482,386
	-	-	-	-	-	5,166	128,067	-	-
	-	-	-	-	-	-	-	16,727	414,660
	-	-	-	-	-	2,869	71,129	-	-
	4,116	-	-	$16.04	6/30/21	6,441	159,672	-	-
	5,855	-	-	$12.59	10/1/20	1,097	27,188	-	-
Macfarlane[5]	-	-	-	-	-	-	-	-	-

[1] Unvested restricted share units of the Company's common stock vest as follows: Mr. Cobb – 47,354 restricted share units vest in one-third increments on June 30, 2017, June 30, 2018, and June 30, 2019; 26,288 restricted share units vest in two equal increments on June 30, 2017 and June 30, 2018; 12,050 restricted share units vest on June 30, 2017; Mr. Bowen – 7,750 restricted share units vest in one-third increments on June 30, 2017, June 30, 2018, and June 30, 2019; 1,651 restricted share units vest in two equal increments on June 30, 2017 and June 30, 2018; 1,152 restricted share units vest on June 30, 2017; Mr. Gerke – 5,126 restricted share units vest on December 10, 2017; 9,472 restricted share units vest in one-third increments on June 30, 2017, June 30, 2018, and June 30, 2019; 5,258 restricted share units vest in two equal increments on June 30, 2017 and June 30, 2018; 2,302 restricted share units vest on June 30, 2017; Ms. Collins – 5,166 restricted share units vest in one-third increments on June 30, 2017, June 30, 2018, and June 30, 2019; 2,869 restricted share units vest in two equal increments on June 30, 2017 and June 30, 2018; 1,097 restricted share units vest on June 30, 2017. Also included are the following performance share units and market stock units (adjusted for actual performance, including accumulated dividend equivalents) granted in June 2014: Mr. Cobb – 34,672 performance share units and 36,170 market stock units; Mr. Bowen – 2,302 market stock units; Mr. Gerke – 6,620 performance share units and 6,906 market stock units; Mr. Houseworth – 4,466 performance share units and 4,659 market stock units; and Ms. Collins – 3,152 performance share units and 3,289 market stock units. Performance for these performance share units and market stock units was based on a three-year period beginning on May 1, 2014 and ending on April 30, 2017. Performance was certified, and the overall payout was approved, by the Compensation Committee in June 2017, and the performance share units and market stock units vested on June 30, 2017.

[2] Market value was determined using the closing price of the Company's common stock of $24.79, which was the closing price as reported on the NYSE on April 28, 2017 (the last trading day of fiscal year 2017).

[3] Unvested target performance share units and market stock units (including dividend equivalents accumulated as of April 30, 2017) vest as follows: Mr. Cobb – 111,265 performance share units and 67,102 market stock units cliff vest on June 30, 2019; 93,009 performance share units and 60,318 market stock units cliff vest on June 30, 2018; Mr. Bowen – 18,207 performance share units and 10,981 market stock units cliff vest on June 30, 2019; 2,523 market stock units cliff vest on June 30, 2018; Mr. Gerke – 22,253 performance share units and 13,421 market stock units cliff vest on June 30, 2019; 18,603 performance share units and 12,064 market stock units cliff vest on June 30, 2018; Mr. Houseworth – 9,301 performance share units and 6,032 market stock units cliff vest on June 30, 2018; Ms. Collins – 10,147 performance share units and 7,320 market stock units cliff vest on June 30, 2019; 10,147 performance share units and 6,580 market stock units cliff vest on June 30, 2018. Actual shares delivered are subject to performance conditions and therefore may vary from the target units reported here.

(4) Pursuant to the terms of his award agreements and Severance and Release Agreement, Mr. Houseworth forfeited all of his fiscal year 2017 equity awards, and all of his outstanding unvested restricted share units upon his termination of employment on April 30, 2017, and those awards are not included in the table. The fiscal year 2015 and 2016 performance share units and market stock units included above reflect pro-ration for Mr. Houseworth's termination calculated as the number of whole months of service divided by 36, as provided by the terms of the applicable award agreements. Additional information regarding Mr. Houseworth's Severance and Release Agreement can be found beginning on page 57.

(5) Pursuant to the terms of his award agreements, Mr. Macfarlane forfeited all of his outstanding unvested performance share units, market stock units, and restricted share units due to his voluntary termination of employment as of December 30, 2016

OPTION EXERCISES AND STOCK VESTED TABLE

The following table summarizes the value realized by the NEOs upon option award exercises and stock award vesting during the fiscal year ended April 30, 2017.

Name of Executive	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Cobb	-	-	138,231	3,179,713
Bowen	-	-	5,352	123,109
Gerke	-	-	35,161	808,536
Houseworth	-	-	16,312	375,221
Collins	-	-	5,885	135,368
Macfarlane	-	-	35,499	816,315

(1) Amounts in this column reflect restricted share units that vested during the fiscal year ended April 30, 2017 (including dividend equivalents accumulated as the date of vesting) and fiscal year 2014 performance share units and market stock units that vested as of June 30, 2016 and were distributed in July 2016 (including dividend equivalents accumulated as of the date of vesting). These amounts do not include shares acquired pursuant to the vesting of the fiscal year 2015 performance share units and market stock units on June 30, 2017, which were distributed in July 2017 following Compensation Committee certification of the performance and approval of the payouts (as described above under "Vesting and Performance-based Payouts of Fiscal Year 2015 Performance Share Units and Market Stock Units" beginning on page 40).

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table summarizes our NEOs' compensation under the H&R Block, Inc. Deferred Compensation Plan for Executives during fiscal year 2017.

Name of Executive	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings (Loss) in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Cobb	-	-	-	-	-
Bowen	-	-	-	-	-
Gerke	-	-	-	-	-
Houseworth	-	-	15,249	-	72,745
Collins	-	-	18,872	-	129,966
Macfarlane	-	-	68,111	(345,305)	294,978

(1) The amounts in this column are not included in the Summary Compensation Table because they are not above-market or preferential earnings on deferred compensation.

(2) Amounts in this column include, among other things, NEO contributions and Company contributions previously reflected in Summary Compensation Tables included in the Company's proxy statements commencing with the proxy statement for the fiscal year ended April 30, 2012 to the extent any such NEO was included in the Company's Summary Compensation Tables for such fiscal years.

H&R BLOCK DEFERRED COMPENSATION PLAN FOR EXECUTIVES

The Company provides the H&R Block, Inc. Deferred Compensation Plan for Executives, a nonqualified plan (the "DC Plan"), to employees who meet certain eligibility requirements. The DC Plan is intended to pay, out of the general assets of the Company, an amount substantially equal to the deferrals and Company contributions, adjusted for any earnings or losses. The Company does not provide any matching contributions for this plan.

Participants can elect to defer from 0% to 100% of eligible base salary and eligible commissions and up to 100% of annual bonus on a pre-tax basis. The DC Plan offers various investment options (which mirror the options available under the Company's 401(k) plan) to participants, including a fixed rate option and Company stock. Participant deferrals are credited to a bookkeeping account that is administered by Fidelity Investments. Earnings are credited to each participant's account based on the investment options selected by such participant. Participants may change or reallocate their investments at any time.

Participants can elect to receive in-service payments or lump-sum or monthly payments over one to 15 years following termination from service or disability. To ensure compliance with IRC Section 409A, the DC Plan provides that the payments following termination shall not be made before a date that is six months after the termination date. Amounts deferred under the DC Plan by NEOs, if any, are included in the "Salary" column of the Summary Compensation Table.

EMPLOYMENT AGREEMENTS, CHANGE IN CONTROL AND OTHER ARRANGEMENTS

William C. Cobb Employment Agreement

William C. Cobb entered into an Employment Agreement effective May 16, 2011 (the "Cobb Agreement") to serve as the Company's President and Chief Executive Officer which was subsequently amended as described below. The Cobb Agreement included the following: an initial base salary of $950,000; participation in the Company's STI compensation plan with a target incentive award equal to 125% of base salary; sign-on awards of cash and equity; and reimbursement of expenses in relation to the relocation of his family to the greater Kansas City area as provided under the Company's standard executive relocation policy. The Company also provided Mr. Cobb with other customary health and employment benefits. A copy of the Cobb Agreement was filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on April 29, 2011.

The Cobb Agreement was originally set to expire on May 16, 2017 and provided that it may be terminated (i) by the Company with or without "Cause" (as defined in the footnotes to the Potential Payments Upon Termination or Change in Control Table beginning on page 58 of this proxy statement), (ii) by Mr. Cobb with or without "Good Reason" (as defined in the footnotes to the Potential Payments Upon Termination or Change in Control Table beginning on page 58 of this proxy statement) upon thirty days' prior written notice, and (iii) by the Company for "Disability" (defined as Mr. Cobb's incapacitation due to mental or physical illness or injury for 130 business days in any consecutive twelve months) upon thirty days' prior written notice. If Mr. Cobb was terminated for Good Reason or involuntarily terminated without Cause, the Company was obligated to provide to Mr. Cobb the compensation and benefits set forth in the Potential Payments Upon Termination or Change in Control Table beginning on page 58. The Cobb Agreement contained the following post-termination restrictions on Mr. Cobb: non-hire, non-solicitation, and non-compete for one year following his last day of employment; non-disparagement of the Company for two years following his last day of employment; and non-disclosure of proprietary information in perpetuity.

The Cobb Agreement was amended on January 4, 2013 via a letter agreement (the "2013 Letter Agreement"). The 2013 Letter Agreement modified Mr. Cobb's participation in the Company's STI compensation plan by removing the reference to "such higher amount as permitted by the annual STI Plan" and instituting a set maximum of 175% of Mr. Cobb's target STI compensation, subject to any limitations contained in the applicable STI plan. Additionally, the 2013 Letter Agreement modified the change in control definition set forth in the Cobb Agreement to match the change in control definition set forth in the equity award agreements entered into pursuant to the 2013 Plan.

The Cobb Agreement was further amended on July 15, 2014 via a letter agreement (the "2014 Letter Agreement"). The 2014 Letter Agreement extended the term of agreement to September 1, 2016. It also modified Mr. Cobb's participation in the Company's STI compensation plan by increasing the set maximum of 175% of Mr. Cobb's target STI compensation to 200% of his target STI compensation, subject to any limitations contained in the applicable STI plan. Additionally, the 2014 Letter Agreement extended the terms of Mr. Cobb's post-employment non-hiring, non-solicitation, and non-competition restrictive covenants from one year following his last date of employment to two years following his last date of employment. The 2014 Letter Agreement also modified the clawback provisions providing that, to the extent future laws or applicable stock exchange listing standards require more expansive clawback provisions, the more expansive provisions will be deemed incorporated into the Cobb Agreement and, to the extent more onerous, the more expansive provisions will be deemed to supersede the existing clawback provisions.

On June 18, 2015, the Cobb Agreement was further amended via a letter agreement to extend the term of the agreement to September 1, 2018. Except for the amendments described above, the terms of the Cobb Agreement remained unchanged.

On May 15, 2017, Mr. Cobb, notified the Company of his decision to retire from his positions as President and Chief Executive Officer and as a member of the Board effective as of July 31, 2017. In connection with his retirement, the Company, H&R Block Management, LLC, and Mr. Cobb entered into a Letter Agreement Regarding Retirement and Transition, dated May 15, 2017 (the "Letter Agreement"). The Letter Agreement provided that Mr. Cobb would continue full-time employment with the Company through July 31, 2017, and that he would assist in the transition of his responsibilities during that time. In addition, the Letter Agreement confirmed that Mr. Cobb would receive the benefits to which he was entitled upon retirement under the terms and conditions of his applicable plans and agreements. Those benefits are described below, under Equity Award Agreements beginning on page 56, and Potential Payments Upon Termination or Change in Control, beginning on page 58. In addition, the Letter Agreement provides that Mr. Cobb will be entitled to receive pro-rated annual STI compensation for fiscal year 2018 that will be payable only if and to the extent that annual STI compensation is payable to other Company senior executive officers under the Executive Performance Plan, based on Company performance in fiscal year 2018 as determined by the Compensation Committee.

Interim CEO Letter

On May 15, 2017, the Compensation Committee approved changes to Mr. Gerke's compensation in connection with his appointment as Interim CEO. Pursuant to a letter dated May 15, 2017, Mr. Gerke receives a base salary amount that would equal $950,000 annually, effective June 1, 2017 and continuing through the later of (i) the end of the duration of his appointment as President and Chief Executive Officer (in an interim capacity) and (ii) December 1, 2017. The letter also provides that Mr. Gerke will (i) participate in the Company's fiscal year 2018 STI plan, with a target award value of $900,000, (ii) receive equity grants as a participant in the Company's LTI program for fiscal year 2018, with a target award value of $2.5 million, and (iii) remain employed with the Company until July 31, 2018, except in the event of a termination for Cause as such term is defined in the Executive Severance Plan.

H&R Block Executive Severance Plan

Other than Mr. Cobb, as noted below, all of our executive officers, including Messrs. Gerke and Bowen and Ms. Collins, participate in the Executive Severance Plan. Messrs. Macfarlane and Houseworth participated in the Executive Severance Plan prior to their departure from the Company. Pursuant to the Cobb Agreement, Mr. Cobb participates in the Executive Severance Plan only if and to the extent that the benefits related to equity awards thereunder exceed those contained in his employment agreement.

The Executive Severance Plan is intended to support a variety of objectives, including (i) standardization of severance policy among the senior officers, which ensures internal parity, simplifies internal administration, and mitigates negotiation at hire and termination, and (ii) the attraction and retention of highly skilled executives by protecting them from the short term economic consequences associated with unexpected termination of employment in the absence of cause. Based on advice from the Compensation Committee's independent compensation consultant, we believe the benefits our NEOs would receive under various severance scenarios are modest relative to the market.

Eligibility. An associate of the Company whose participation in the Executive Severance Plan is approved by the Compensation Committee is eligible.

Severance Benefits. Under the terms of the Executive Severance Plan, if a Participant incurs a Qualifying Termination or a Change in Control Termination (each as defined below), he or she is entitled to receive a lump sum severance amount equal to: (i) the Participant's monthly compensation multiplied by the Participant's years of service, subject to a minimum payout equal to 12 months of service and a maximum payout equal to 18 months of service; (ii) a specified percentage of the Participant's monthly compensation, as determined by the Compensation Committee, multiplied by the Participant's years of service, subject to a minimum payout equal to 12 months of service and a maximum payout equal to 18 months of service; and (iii) an amount equal to the Participant's COBRA subsidy multiplied by 12, if the Participant was enrolled in the Company's applicable health, dental, and vision benefits on the termination date. The Company will also provide reasonable outplacement assistance for a period not to exceed 15 months. The Participant is entitled to a pro-rata award of any amounts payable under the Company's STI compensation plan, based upon the Participant's actual performance and the attainment of goals established as determined by the Board in its sole discretion.

Equity Awards. Effective November 8, 2013 and with respect to equity awards granted on or after March 5, 2013, the terms of the applicable equity award agreements govern the treatment of equity.

If a Participant incurs a Qualifying Termination, then: (i) a Participant shall forfeit any stock options, restricted shares, and restricted share unit awards granted after July 11, 2010 that are not vested as of the separation date; and (ii) a Participant shall be entitled to a pro-rata award of any outstanding performance shares (including performance share units and market stock units) as of his or her separation date based on the achievement of the performance goals at the end of the applicable performance period.

If a Participant incurs a Change in Control Termination, then: (i) the Participant becomes vested in all outstanding stock options, restricted shares, and restricted share unit awards; and (ii) a Participant shall be entitled to a pro-rata award of any outstanding performance shares (including performance share units and market stock units) as of his or her separation date based on the achievement of the performance goals at the end of the applicable performance period

Release. The Participant is required to sign a release agreement in order to receive severance benefits.

Repayment and Clawback. If the Company is required to restate financial statements or the Participant violates the provisions of any confidentiality, non-competition, or similar agreements with the Company, the Board may recover or require reimbursement of benefits under the Executive Severance Plan.

Definitions. "Qualifying Termination" means the involuntary separation from service by the Company under circumstances not constituting Cause (as defined below), but does not include the elimination of the Participant's position where the Participant was offered a comparable position with the Company or with a party that acquires any assets from the Company, the redefinition of Participant's position to a lower compensation rate or grade, or the Participant's death or disability.

"Change in Control Termination" means a Participant's Qualifying Termination or Good Reason Termination (as defined below), in either event within 75 days immediately preceding or within 18 months immediately following a Change in Control. Change in Control under the Executive Severance Plan is defined below in footnote 4 to the Potential Payments Upon Termination or Change in Control Table beginning on page 58.

"Cause" is defined as any of the following unless, if capable of cure, such events are fully corrected in all material respects by the Participant within 10 days after the Company provides notice of the occurrence of such event:

(i)   A Participant's misconduct that materially interferes with or materially prejudices the proper conduct of the business of the Company;

(ii) A Participant's commission of an act materially and demonstrably detrimental to the good will of the Company;

(iii) A Participant's commission of any act of dishonesty or breach of trust resulting or intending to result in material personal gain or enrichment of the Participant at the expense of the Company;

(iv) A Participant's violation of any non-competition, non-solicitation, confidentiality or similar restrictive covenant under any employment-related agreement, plan, or policy with respect to which the Participant is a party or is bound; or

(v)   A Participant's conviction of, or plea of guilty or nolo contendere to, a misdemeanor involving an act of moral turpitude or a felony.

"Good Reason Termination" is defined as a separation from service

(i)   within 75 days immediately preceding or 18 months immediately following a Change in Control which is initiated by the Participant, subject to certain notice requirements, on account of one or more of the following conditions occurring within that same time frame:

(A)   A material diminution in the Participant's Base Compensation;

(B) A material diminution in the Participant's authority, duties, or responsibilities;

(C) A material change in the geographic location at which the Participant must perform the services; or

(D) Any other action or interaction that constitutes a material breach by the Company of any written employment-related agreement between the Participant and the Company;

(ii) for which the Participant does not consent to the condition referenced in (i) above; and

(iii) for which the Company does not substantially remedy the condition.

"Participant" means an associate of the Company whose participation in the plan is approved by the Compensation Committee.

Equity Award Agreements

In connection with equity awards our executives enter into equity award agreements that provide for acceleration of vesting or acceleration of forfeiture of the awards upon certain events. Equity awards provide for vesting or forfeiture, as applicable, upon certain qualifying terminations or qualifying terminations following a change in control. A "qualifying termination" can include a "Qualifying Involuntary Separation" or a "Good Reason Termination," as these terms are defined under the applicable award agreement for equity awards granted on or after June 30, 2013, or a "Qualifying Termination" or a "Change in Control Termination" as such terms are defined under the Executive Severance Plan for equity awards granted prior to March 5, 2013. Any outstanding equity awards that we granted to our NEOs pursuant to the 2013 Plan, the 2003 Plan, or any predecessor plan, prior to March 5, 2013 will be treated in accordance with the Executive Severance Plan. No grants were made to our NEOs between March 5, 2013 and the fiscal year 2014 grants made on June 30, 2013.

Our standard equity award agreements for restricted stock units applicable to grants during the time period covered by this proxy statement that were made to executives through fiscal year 2017 contain a retirement provision that accelerates the vesting of a pro-rata portion of all outstanding restricted stock units that have been outstanding for at least one year. The pro-rata portion is equal to a percentage based upon the number of whole months of service completed divided by 36, minus the number of restricted share units previously vested. Our standard equity award agreements for performance share units and market stock units applicable to grants made during the time period covered by this proxy statement contain a retirement provision that provides for the pro-ration of awards that have been outstanding for at least one year based on the number of whole months of service completed divided by 36, with the ultimate vesting of the awards subject to attaining the performance goals set forth in the applicable award agreement. Under award agreements made in fiscal year 2013, retirement is defined as a participant's voluntary termination of employment at or after reaching age 60 and "Early Retirement" is defined as voluntary termination of employment at or after reaching age 55 with at least five years of service with the Company. Under award agreements made in fiscal years 2014 through 2017, retirement is defined as voluntary termination at or after (i) reaching age 55 with at least five years of service with the Company or (ii) reaching age 60. The Compensation Committee utilized alternate forms of award agreements for Mr. Cobb beginning in fiscal year 2015 and Mr. Gerke beginning in fiscal year 2017, which are described in the Company's Current Report on Form 8-K filed on July 1, 2014, that define retirement as voluntary termination at or after reaching age 60. In addition, such alternate forms of award agreements contain modified vesting provisions providing that voluntary retirement after reaching age 60 will not result in the forfeiture of any equity awards outstanding for more than one year prior to such retirement; rather, the entire equity awards will continue to vest on the stated vesting dates set forth in the applicable award agreement and with performance adjustments (if any) made under such agreement as if he remained employed through such stated vesting dates.

Our performance-based equity award agreements applicable to grants made to executives through fiscal year 2017 also provide for vesting of a pro-rated portion of the awards that are earned as a result of attaining the award's performance goals in the event of the executive's qualifying termination (which, except in certain situations where such qualifying termination occurs after a change in control, does not include a "good reason termination"), death or disability, that occurs more than one year after the grant date. For award agreements made in fiscal years 2014 through 2017 after a change in control, the Compensation Committee may, in its discretion, equitably adjust the performance goals or payment formula that apply to the performance share units or the market stock units, as determined necessary due to the change in control. Following a change in control, performance share units or market stock units generally will vest as a result of the executive's continued employment through the third anniversary of the grant date and the Company's level of performance during the performance period. However, if an executive's employment terminates before such third anniversary due to certain qualifying terminations that occur in connection with the change in control, or disability, death or retirement, the executive may be entitled to receive all or a pro-rata portion of the award.

The terms of the fiscal year 2017 LTI awards are described in more detail above under the headings "Actions Pertaining to Fiscal Year 2017 LTI Compensation," beginning on page 35.

Severance and Release Agreement

In connection with Mr. Houseworth's departure, the Company and Mr. Houseworth entered into a Severance and Release Agreement (the "Severance Agreement") under the Executive Severance Plan. Under the terms of the Severance Agreement and the Executive Severance Plan, in consideration for the imposition on Mr. Houseworth of two-year non-competition and non-solicitation covenants and his agreeing to provide a general release of claims, Mr. Houseworth received a lump sum cash severance payment in the amount of $735,000, plus a COBRA subsidy in the amount of $13,196. Additionally, pursuant to the terms of the Executive Severance Plan, Mr. Houseworth was entitled to receive payment of his STI plan award for the Company's 2017 fiscal year based upon his actual performance and the Company's attainment of goals established under the STI plan as determined by the Compensation Committee. See page 34 for additional information regarding Mr. Houseworth's 2017 STI award. Under the terms of his equity award agreements, Mr. Houseworth was also entitled to vesting of a pro-rata portion of awards of his performance share units and market stock units granted under the 2013 Plan that had been outstanding for at least one year, in each case based upon the achievement of performance goals during the applicable performance period. Mr. Houseworth is also entitled to receive reasonable outplacement assistance for up to 15 months.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and certain of our officers, including each of our named executive officers, on a form previously approved by our Board and filed as Exhibit 10.2 to the quarterly report on Form 10-Q for the quarter ended January 31, 2012. These agreements are intended to supplement our officer and director liability insurance and to provide the officers and directors with specific contractual assurance that the protection provided by our Bylaws will continue to be available regardless of, among other things, an amendment to the Bylaws or a change in management or control of the Company.

In general, the indemnification agreement provides that, subject to the provisions set forth therein, the Company will indemnify and hold harmless the director or officer (each, an "Indemnitee") against all direct and indirect costs and liabilities incurred by an Indemnitee, to the fullest extent permitted by applicable law, in connection with any actions, claims, suits or other proceedings brought against such Indemnitee by reason of (i) the fact that the Indemnitee is or was a director, officer or other fiduciary of the Company or, at the request of the Company, a director, officer or other fiduciary of a subsidiary of the Company, or (ii) any action taken, or failure to act, by such Indemnitee in such capacity. The indemnification agreement provides contractual assurances regarding the scope of the indemnification as permitted by the Missouri General and Business Corporation Law and the Bylaws.

Under the Indemnification Agreement, an Indemnitee will have the right to advancement by the Company of expenses as they are actually and reasonably paid or incurred in connection with defending a claim covered by the Indemnification Agreement prior to the final disposition of such claim. The Indemnitee is required to repay any expenses advanced to the Indemnitee if such Indemnitee is determined not to be entitled to indemnification by the Company.

The above description of the terms of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed as Exhibit 10.2 to the quarterly report on Form 10-Q for the quarter ended January 31, 2012.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the potential payments our NEOs (other than Messrs. Houseworth and Macfarlane) would receive in the event of termination or a change in control of the Company. For Messrs. Houseworth and Macfarlane, who departed the Company during the fiscal year, the table includes amounts received under the circumstances of their respective actual departures. The agreements and arrangements that govern the payments included in the table are described in more detail above under Employment Agreements, Change in Control and Other Arrangements. For Messrs. Cobb, Bowen, and Gerke and Ms. Collins, this table assumes the relevant triggering event occurred on April 30, 2017, and the value of the equity-based awards included below was therefore determined using the closing price of the Company's common stock of $24.79, which was the closing price as reported on the NYSE on April 28, 2017 (the last trading day of fiscal year 2017). Accordingly, the amounts provided in this table for Messrs. Cobb, Bowen, and Gerke and Ms. Collins are based on hypothetical circumstances, may materially differ from actual amounts payable upon the triggering event, and the actual amounts to be paid out can only be determined at the time of such triggering event.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name of Executive	Termination Other than for Cause[1][2]or Good Reason[3] ($)	Termination After Change in Control ($)[2][4]	Retirement ($)[5]	Death or Disability[6]
Cobb[7]				
Cash[8]	$2,238,750	$3,233,750	-	-
Restricted Share Units	-	$2,124,316	$950,411	$950,411
Stock Options (vesting accelerated)	-	-	-	-
Market Stock Units	$2,038,381	$4,349,493	$2,686,032	$2,686,032
Performance Share Units	$3,292,437	$7,058,150	$4,299,884	$4,299,884
Health and Welfare Plan Benefits	$26,347	$8,782	-	-
Outplacement Services	-	-	-	-
Total	$7,595,915	$16,774,491	$7,936,326	$7,936,326
Bowen[2]				
Cash[8]	$763,927	$763,927	-	-
Restricted Share Units	-	$261,589	-	$69,477
Stock Options (vesting accelerated)	-	-	-	-
Market Stock Units	$109,794	$410,537	-	$138,329
Performance Share Units	-	$451,359	-	-
Health and Welfare Plan Benefits	$13,196	$13,196	-	-
Outplacement Services	$20,000	$20,000	-	-
Total	$906,917	$1,920,608	-	$207,805
Gerke[2]				
Cash[8]	$990,000	$990,000	-	-
Restricted Share Units	-	$549,288	$103,870	$314,487
Stock Options (vesting accelerated)	-	-	-	-
Market Stock Units	$397,465	$859,102	$397,465	$526,394
Performance Share Units	$641,394	$1,393,548	$641,394	$841,885
Health and Welfare Plan Benefits	$12,161	$12,161	-	-
Outplacement Services	$20,000	$20,000	-	-
Total	$2,061,019	$3,824,100	$1,142,729	$1,682,766
Houseworth[9]				
Cash[8]	$735,000	-	-	-
Restricted Share Units	-	-	-	-
Stock Options (vesting accelerated)	-	-	-	-
Market Stock Units	$302,903	-	-	-
Performance Share Units	$487,409	-	-	-
Health and Welfare Plan Benefits	$13,196	-	-	-
Outplacement Services	$20,000	-	-	-
Total	$1,558,508	-	-	-

Name of Executive	Termination Other than for Cause[1] [2] or Good Reason[3] ($)	Termination After Change in Control ($)[2] [4]	Retirement ($)[5]	Death or Disability[6]
Collins[2]				
Cash[8]	$577,500	$577,500	-	-
Restricted Share Units	-	$226,384	-	$98,317
Stock Options (vesting accelerated)	-	-	-	-
Market Stock Units	$201,927	$452,851	-	$271,379
Performance Share Units	$324,934	$733,739	-	$432,824
Health and Welfare Plan Benefits	$12,161	$12,161	-	-
Outplacement Services	$20,000	$20,000	-	-
Total	$1,136,521	$2,022,635	-	$802,521
Macfarlane[10]	-	-	-	-

[1] Applies to Mr. Cobb under the Cobb Agreement. Applies to Messrs. Bowen and Gerke and Ms. Collins, and, in the case of Mr. Houseworth did apply, under the Executive Severance Plan. "Cause" under the Cobb Agreement referred to any one or more of the following grounds: (i) Mr. Cobb's commission of an act materially and demonstrably detrimental to the Company or any affiliate, which act constitutes gross negligence or willful misconduct by Mr. Cobb in the performance of his material duties to the Company or any affiliate; (ii) Mr. Cobb's commission of any material act of dishonesty or breach of trust resulting or intending to result in material personal gain or material enrichment of Mr. Cobb at the expense of the Company or any affiliate; (iii) Mr. Cobb's violation of certain covenants related to confidentiality, non-hiring of employees, and non-solicitation of customers; or (iv) the inability of the Company or any affiliate to participate in any activity subject to government regulation and material to the Company's or any affiliate's business solely as a result of any willful action or inaction by Mr. Cobb. The definition of "Cause" under the Executive Severance Plan is described above under "Employment Agreements, Change in Control and Other Arrangements."

[2] Payments to Messrs. Bowen and Gerke and Ms. Collins would be made, and, in the case of Mr. Houseworth were made, pursuant to the terms of the Executive Severance Plan and various equity award agreements described above under "Employment Agreements, Change in Control and Other Arrangements" and "Long Term Incentive Compensation." Payments to Mr. Cobb would be made pursuant to the terms of the Cobb Agreement and various equity award agreements described above under "Employment Agreements, Change in Control and Other Arrangements." Pursuant to the Cobb Agreement, Mr. Cobb participated in the Executive Severance Plan only if and to the extent that the benefits related to equity awards thereunder exceed those contained in his employment agreement.

[3] Payments to Messrs. Bowen and Gerke and Ms. Collins would be made pursuant to the terms of the Executive Severance Plan and various equity award agreements described under "Employment Agreements, Change in Control and Other Arrangements" and "Long Term Incentive Compensation." Termination for "Good Reason" under the Cobb Agreement refers to any one or more of the following grounds unless cured within thirty days of receipt of notice thereof: (i) a material diminution in Mr. Cobb's base compensation; (ii) relocation of Mr. Cobb's location of employment outside of the Kansas City, Missouri metropolitan area; (iii) a material diminution in Mr. Cobb's status, duties or authority, authority as President and Chief Executive Officer of the Company, or a requirement to report to anyone other than the Company's Board of Directors; or (iv) any other action or inaction that constitutes a material breach by the Company of the Cobb Agreement.

[4] (a) Under the Cobb Agreement, if Mr. Cobb terminated for Good Reason following a Change in Control (as defined below), including a 409A Change in Control (as defined below) of the Company, Mr. Cobb would have been entitled to those payments set forth in the table.

Under the Cobb Agreement, the definition of "Change in Control" was substantially the same as that under the Executive Severance Plan, as set forth in Note 4(b) below.

Under the Cobb Agreement, a "409A Change in Control" means a Change in Control that constitutes a "change in control" under IRC Section 409A (regarding change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of the assets of a corporation).

(b) Under the Executive Severance Plan, a "Change in Control" means the occurrence of one or more of the following events:

(i) Any one person, or more than one person acting as a group, acquires ownership of stock of H&R Block, Inc. ("HRB") that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of HRB. If any one person, or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the stock of HRB, the acquisition of additional stock by the same person or persons shall not be considered to cause a Change in Control. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which HRB acquires its stock in exchange for property will be treated as an acquisition of stock for purposes of this Section 2(e)(i).

(ii) Any one person, or more than one person acting as a group, acquires (when combined with all other acquisitions of HRB stock acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of HRB possessing 35 percent or more of the total voting power of the stock of HRB. If any one person, or more than one person acting as a group, is considered to effectively control a corporation within the meaning of Treasury Regulation §1.409A-3(i)(5)(vi), the acquisition of additional control of the corporation by the same person or persons is not considered to cause a change in the effective control of the corporation. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which HRB acquires its stock in exchange for property will not be treated as an acquisition of stock for purposes of this Section 2(e)(ii), but will be treated as an acquisition of stock for purposes of Section 2(e)(i).

(iii) A majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by two-thirds (2/3) of the members of the Board before the date of such appointment or election.

(iv) Any one person, or more than one person acting as a group, acquires (when combined with all other acquisitions of HRB assets acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from HRB that have a total gross fair market value equal to or more than 50 percent of the total gross fair market value of all of the assets of HRB immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of HRB, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. Notwithstanding the foregoing, there is no Change in Control event under this Section 2(e)(iv) when there is a transfer to an entity that is controlled by the shareholders of HRB immediately after the transfer. A transfer of assets by HRB is not treated as a change in the ownership of such assets if the assets are transferred to: (a) a shareholder of HRB (immediately before the asset transfer) in exchange for or with respect to its stock; (b) an entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by HRB; (c) a person, or more than one person acting as a group, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding stock of HRB; or (d) an entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a person described in (c) above.

(c) Equity acceleration under our equity award agreements is described above under "Employment Agreements, Change in Control and Other Arrangements."

[5] Equity acceleration for performance share units, market stock units, restricted share units, and stock options under the terms of our equity award agreements upon the Retirement of an NEO is described above under "Employment Agreements, Change in Control and Other Arrangements."

Under award agreements for fiscal years 2015, 2016, and 2017, "Retirement" means voluntary termination at or after (i) reaching age 55 with at least five years of service with the Company or (ii) reaching age 60. The Compensation Committee utilized alternate forms of award agreements for Mr. Cobb beginning in fiscal year 2015 and for Mr. Gerke beginning in fiscal year 2017, which are described in the Company's Current Report on Form 8-K filed on July 1, 2014, that define retirement as voluntary termination at or after reaching age 60.

The equity award agreements for fiscal year 2017 are described in more detail under the heading "Actions Pertaining to Fiscal Year 2017 LTI Compensation," beginning on page 35.

As of April 30, 2017, Messrs. Cobb and Gerke were the only named executive officers who had satisfied the requirements to be eligible for payments upon retirement.

[6] Equity acceleration for performance share units, market stock units, restricted share units, and stock options under the terms of our equity award agreements upon the death or Disability is described above under "Employment Agreements, Change in Control and Other Arrangements."

Under award agreements for fiscal years 2015, 2016, and 2017, "Disability" means (i) for participants covered by a group long term disability program, the participant is receiving income replacement benefits for at least three months under the program because of any physical or mental impairment expected to result in death or last for a continuous period of at least twelve months (a "qualifying impairment"); or (ii) in all other cases, the participant is unable to engage in any substantial gainful activity for a period of at least nine months because of a qualifying impairment.

The equity award agreements for fiscal year 2017 are described in more detail under the heading "Actions Pertaining to Fiscal Year 2017 LTI Compensation," beginning on page 35.

[7] As discussed above, Mr. Cobb retired from the Company effective July 31, 2017. See page 54 for a discussion of the amounts paid to Mr. Cobb in connection with his retirement.

[8] Under the Cobb Agreement, in the event of a termination by the Company other than for Cause or by Mr. Cobb for Good Reason, Mr. Cobb was entitled to a lump-sum payment equal to his base salary and his target bonus. The payment to Messrs. Bowen and Gerke and Ms. Collins would be made pursuant to the terms of the Executive Severance Plan, which provides for a lump sum cash payment if a Participant incurs a Qualifying Termination or a Change in Control Termination (each as defined under "H&R Block Executive Severance Plan" above), in an amount equal to: (i) the Participant's monthly compensation multiplied by the Participant's years of service, subject to a minimum payout equal to 12 months of service and a maximum payout equal to 18 months of service; and (ii) a specified percentage of the Participant's monthly compensation, as determined by the Compensation Committee, multiplied by the Participant's years of service, subject to a minimum payout equal to 12 months of service and a maximum payout equal to 18 months of service.

[9] As discussed above, Mr. Houseworth departed the Company after serving as Chief Innovation Officer until April 30, 2017. In connection with his departure, Mr. Houseworth received the payments and other benefits disclosed under the "Termination Other than for Cause or Good Reason" column and was no longer eligible to receive payments in the event of termination after a change in control or death, disability, or retirement.

(10) As discussed above, Mr. Macfarlane voluntarily departed the Company after serving as Senior Vice President, U.S. Retail Products and Operations until December 30, 2016. Mr. Macfarlane received no additional compensation in connection with his voluntary departure, and forfeited his fiscal year 2017 STI award and all outstanding unvested performance share units, market stock units, and restricted share units as a result of his voluntary departure, and was no longer eligible to receive payments in the event of a termination other than for cause or good reason, termination after a change in control, or death, disability, or retirement.

EQUITY COMPENSATION PLANS

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of April 30, 2017. As of April 30, 2017, the Company had two stock-based compensation plans: the 2013 Plan and the H&R Block, Inc. 2000 Employee Stock Purchase Plan (as amended and restated effective November 7, 2013). Our shareholders have approved all of the Company's current stock-based compensation plans. Our shareholders approved the 2013 Plan in September 2012 to replace the 2003 Plan and the H&R Block, Inc. 2008 Deferred Stock Unit Plan for Outside Directors (the "DSU Plan"), effective January 1, 2013, at which time the 2003 Plan and the DSU Plan terminated except with respect to outstanding awards thereunder. The 2003 Plan was approved by our shareholders in September 2002 to replace the 1993 Long-Term Executive Compensation Plan, effective July 1, 2003. Our shareholders approved the DSU Plan in September 2008 to replace the 1989 Stock Option Plan for Outside Directors, which terminated upon the DSU Plan's effectiveness, except with respect to outstanding awards thereunder.

As discussed in Proposal 5, we are asking our shareholders to approve the adoption of the 2018 Plan at the Annual Meeting. If the 2018 Plan is approved by shareholders, beginning one business day after the Annual Meeting we will make grants of equity-based compensation to employees, non-employee directors, and consultants under the 2018 Plan, and the 2013 Plan will terminate at that time except with respect to outstanding awards thereunder.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (A) (# 000)	Weighted-average exercise price of outstanding options, warrants, and rights (B) ($)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A) (C) (# 000)
Equity compensation plans approved by security holders	1,702	17.99	8,222
Equity compensation plans not approved by security holders	-	-	-
Total	1,702	17.99	8,222

AUDIT COMMITTEE REPORT

The Company's management is responsible for preparing financial statements in accordance with accounting principles generally accepted in the United States (GAAP) and the financial reporting process, including the Company's disclosure controls and procedures and internal control over financial reporting. The Company's independent registered public accounting firm is responsible for (i) auditing the Company's financial statements and expressing an opinion as to their conformity to GAAP and (ii) auditing the effectiveness of the Company's internal control over financial reporting and expressing an opinion as to its effectiveness. The Audit Committee of the Board of Directors, composed solely of independent directors, meets periodically with management, including the Vice President, Audit Services (the employee with primary responsibility for the Company's internal audit functions) and others in the Company, and the Company's independent registered public accounting firm to review and oversee matters relating to the Company's financial statements, audit services (internal audit) activities, disclosure controls and procedures, and internal control over financial reporting and non-audit services provided by the independent accountants. In addition, the Audit Committee pre-approved all audit and non-audit fees paid to such firm.

The Audit Committee has reviewed and discussed with management and Deloitte & Touche LLP ("Deloitte"), the Company's independent registered public accounting firm, the Company's audited financial statements for the fiscal year ended April 30, 2017. The Audit Committee has also discussed with Deloitte the matters required to be discussed by Auditing Standard No. 16 (codified as Auditing Standard No. 1301), "Communications with Audit Committees" issued by the Public

Company Accounting Oversight Board ("PCAOB"). In addition, the Audit Committee received from Deloitte the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, discussed with Deloitte its independence from the Company and the Company's management, and considered whether Deloitte's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

The Audit Committee conducted its own self-evaluation and evaluation of the services provided by Deloitte during the fiscal year ended April 30, 2017. Based on its evaluation of Deloitte, the Audit Committee reappointed Deloitte as the Company's independent registered public accounting firm for the fiscal year ended April 30, 2018.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors of the Company that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended April 30, 2017, for filing with the SEC.

AUDIT COMMITTEE
Victoria J. Reich, Chair
Angela N. Archon
Richard A. Johnson
Christianna Wood

AUDIT FEES

The following table presents fees for professional services rendered by Deloitte for the audit of the Company's annual financial statements for the years ended April 30, 2017 and 2016, and fees billed for other services rendered by Deloitte for such years. Fees disclosed below include fees actually billed and expected to be billed for services relating to the applicable fiscal year. Amounts previously disclosed for fiscal year 2016 have been adjusted to reflect actual billings.

Fiscal Year	2017	2016
Audit Fees	$2,977,886	$3,043,953
Audit-Related Fees	$ 107,000	$ 102,000
Tax Fees	$ 255,964	$ 265,661
All Other Fees	-	-
Total Fees	$3,340,850	$3,411,614

Audit Fees consist of fees for professional services rendered for the audit of the Company's financial statements and review of financial statements included in the Company's quarterly reports and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. Amounts included consist of fees incurred relating to support of business acquisition and divestiture activities, independent assessments of internal controls, audits of employee benefits plan financial statements, and other audit-related services.

Tax Fees consist of fees for the preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning, tax consultation, and tax advice. Amounts included above consist of fees incurred relating to transfer pricing studies, technical consultation related to international tax matters, and other tax advisory services.

All Other Fees are fees billed for professional services that were not the result of an audit, review, or tax-related services, and consist primarily of subscriptions to human resources publications and related items.

The Audit Committee has adopted policies and procedures for pre-approving audit and non-audit services performed by the independent auditor so that the provision of such services does not impair the auditor's independence. All fees reported above were approved pursuant to the policy. Under the Audit Committee's pre-approval policy, the terms and fees of the annual audit engagement require specific Audit Committee approval. Other types of services are eligible for general pre-approval. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific Audit Committee pre-approval. In addition, any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

General pre-approval granted under the Audit Committee's pre-approval policy extends to the next fiscal year following the date of pre-approval. The Audit Committee reviews and pre-approves services that the independent auditor may provide without obtaining specific Audit Committee pre-approval on an annual basis and revises the list of general pre-approved services from time to time. In determining whether to pre-approve audit or non-audit services (regardless of whether such approval is general or specific pre-approval), the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee will also consider whether the independent auditor is best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole and no one factor is necessarily determinative. The Audit Committee will also consider the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Audit Committee may determine for each fiscal year the appropriate ratio between fees for Audit Services and fees for Audit-Related Services, Tax Services, and All Other Services.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee has concluded that the provision of non-audit services provided to the Company by Deloitte during the 2017 fiscal year was compatible with maintaining its independence.



The Board unanimously recommends a vote **FOR** Proposal 2

PROPOSAL 2 – RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board's Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending April 30, 2018. As a matter of good corporate governance, the Audit Committee submits its selection of Deloitte to our shareholders for ratification, and will consider the vote of our shareholders when appointing our independent registered public accounting firm in the future. A representative of Deloitte is expected to attend the Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement, if desired. For additional information regarding the Company's relationship with Deloitte, please refer to the "Audit Committee Report" and "Audit Fees" sections above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2.



The Board unanimously recommends a vote **FOR** Proposal 3

PROPOSAL 3 – ADVISORY APPROVAL OF THE COMPANY'S NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act") require that we permit our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in the "Compensation Discussion and Analysis" section, the Summary Compensation Table and accompanying executive compensation tables, and the related narrative disclosure beginning on page 22. At our 2011 annual meeting, our shareholders approved, on an advisory basis, that an advisory vote on executive compensation should be held annually. Based on such result, our Board determined that the advisory vote on executive compensation will be held every year until the next advisory vote on the frequency of future advisory votes on executive compensation. As discussed in Proposal 4, we are seeking advisory shareholder approval to continue conducting a say-on-pay vote on an annual basis.

We believe that our compensation programs and policies reflect an overall pay-for-performance culture that is strongly aligned with the interests of our shareholders. We are committed to utilizing a mix of incentive compensation programs that will reward success in achieving the Company's financial objectives and growing value for shareholders, and continuing to refine these incentives to maximize Company performance. The Compensation Committee of the Board has overseen the development of a compensation program designed to achieve pay-for-performance and alignment with shareholder interests, as described more fully in the "Compensation Discussion and Analysis" section beginning on page 22. The compensation program was designed in a manner that we believe is reasonable, competitive, and appropriately balances the goals of attracting, motivating, rewarding, and retaining our executives.

The Company and the Board regularly evaluate our compensation policies and practices to ensure they are meeting our objectives and are consistent with corporate governance best practices. As part of that process, the Compensation Committee and the Board consider the results of our shareholder advisory vote on executive compensation. At our 2016 annual meeting of shareholders held on September 8, 2016, our shareholders approved our fiscal year 2016 compensation awarded to our NEOs with approximately 97% of the votes cast in favor of the proposal. We believe this overwhelming level of support represents a clear message from our shareholders that they approve of our NEOs' compensation arrangements, as well as our executive compensation practices generally. We value the opinions of our shareholders and consider the outcome of say-on-pay votes, as well as feedback received throughout the year, when making compensation decisions for our NEOs. Consistent with our shareholders' support, the Compensation Committee decided to retain the core design features of our executive compensation program in fiscal year 2017, with certain changes to short term and long term incentive compensation elements to further align our compensation program with our current strategic focus. The Compensation Committee believes the compensation program design features continue to properly reward our executives for their performance, motivate them to work towards achieving our long term objectives, and, with 80% of our executives' long term incentive awards being performance-based, strengthen the alignment of their interests with the interests of our shareholders. The Compensation Committee will continue to routinely evaluate and enhance or modify our compensation program, as appropriate, after considering the views of our shareholders.

For the reasons discussed in the "Compensation Discussion and Analysis" section beginning on page 22, the Board recommends that shareholders vote in favor of the following "say-on-pay" resolution:

> **"Resolved, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables, narrative discussion and any related material disclosed in this proxy statement, is hereby approved."**

Because your vote is advisory, it will not be binding upon the Company, the Board, or the Compensation Committee. However, we value the views of our shareholders and the Compensation Committee will continue to consider the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 3.



The Board unanimously recommends a vote for **ONE YEAR** for Proposal 4

PROPOSAL 4 – ADVISORY APPROVAL OF THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON THE COMPANY'S EXECUTIVE COMPENSATION

Pursuant to the Dodd-Frank Act and Section 14A of the Exchange Act, we are asking our shareholders to vote to approve, on an advisory (non-binding) basis, the frequency of future shareholder advisory votes on the compensation of our named executive officers. This proposal gives you the opportunity to advise the Board on whether such advisory votes should occur every one year, every two years, or every three years. Our say-on-pay votes currently take place on an annual basis.

The Board believes that submitting the advisory vote on the compensation of our named executive officers on an annual basis is appropriate for the Company and our shareholders. We view the advisory vote on the compensation of our named executive officers as an additional opportunity for our shareholders to communicate with us regarding their views. Additionally, an annual advisory vote is consistent with our objective of engaging in regular dialogue with our shareholders on corporate governance and executive compensation matters. Further, the Company's current Amended and Restated Bylaws state that it is the Company's practice to provide the shareholders with this opportunity on an annual basis. Accordingly, the Board recommends that shareholders approve holding the advisory vote to approve the compensation of our named executive officers every "ONE YEAR."

The enclosed proxy card gives you four choices for voting on this item. You can choose whether the say-on-pay vote should be conducted every ONE YEAR, TWO YEARS or THREE YEARS. You may also abstain from voting on this item, which will not be counted as a vote for any option. You are not voting to approve or disapprove the Board's recommendation on this item.

Although the advisory vote is non-binding, the Board of Directors will consider the outcome of the vote when making future decisions about the frequency of holding an advisory vote on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR CONDUCTING FUTURE ADVISORY VOTES ON THE COMPANY'S EXECUTIVE COMPENSATION EVERY "ONE YEAR."



The Board unanimously recommends a vote **FOR** Proposal 5

PROPOSAL 5 – APPROVAL OF THE 2018 LONG TERM INCENTIVE PLAN

SUMMARY

Shareholders are being asked to approve the adoption of the 2018 Plan at the Annual Meeting. The 2018 Plan will replace and supersede our existing 2013 Plan. The 2018 Plan was approved by the Board, based on the recommendation of the Compensation Committee, on July 19, 2017, and will become effective, subject to approval by the shareholders at the Annual Meeting, one business day following that approval. Shareholder approval of the 2018 Plan will also constitute approval of the material terms of the performance goals under the 2018 Plan for purposes of IRC Section 162(m).

The Compensation Committee of the Board has established long-term, equity-based compensation as a significant component of overall compensation. The Compensation Committee emphasizes long-term compensation to support multiple objectives, including: (i) aligning management's interests with those of shareholders, (ii) tying compensation to the attainment of long-term goals and strategic objectives, thereby mitigating incentive for management to pursue short-term objectives at the expense of long-term priorities, (iii) ensuring that realized compensation reflects changes in shareholder value over the long-term, and (iv) attracting and retaining highly skilled executives. Consistent with our compensation philosophy, we believe that equity-based compensation fosters and strengthens a sense of proprietorship and personal involvement in the Company's success and contributes to continuity and stability within the Company's executive leadership.

As of June 30, 2017, there were 8,044,716 remaining shares available for issuance under the 2013 Plan, after taking into account equity awards granted that day. Although the 2013 Plan and 2018 Plan are very similar, as described herein a number of features have been added or modified in the 2018 Plan from the 2013 Plan which reflect the Company's goal of promoting good compensation practices. Awards are currently outstanding under the 2013 Plan, as well as under the 2003 Plan and the DSU Plan (the 2003 Plan, DSU Plan, and 2013 Plan are collectively referred to in this Proposal 5 as the "Prior Plans"). The 2013 Plan replaced and superseded the 2003 Plan and the DSU Plan. If the 2018 Plan is approved by shareholders, it will replace and supersede the 2013 Plan, effective one business day after the Annual Meeting, and no new awards will be made under the 2013 Plan after such effective date. Any awards previously granted under the Prior Plans will remain outstanding under the applicable plan and will, among other things, continue to vest and/or become exercisable in accordance with their original terms and conditions. No additional awards have been granted under the 2003 Plan or the 2008 Plan since our shareholders approved the 2013 Plan on September 13, 2012. In the event the 2018 Plan is not approved by shareholders, the 2018 Plan will not become effective, the 2013 Plan will remain in effect, and we may continue to grant awards under the 2013 Plan, subject to its terms and conditions, using the shares available for issuance thereunder.

If the 2018 Plan is approved by our shareholders, the maximum number of shares of common stock reserved for issuance under the 2018 Plan will be 15,000,000 shares, less one share for every one share subject to an award granted under the 2013 Plan after June 30, 2017. In addition, the 2018 Plan will reserve shares for future awards with respect to any shares of our common stock that: (i) are subject to any award under the 2018 Plan that are forfeited, expire or otherwise terminate without issuance of the underlying shares, settle for cash or otherwise does not result in the issuance of the underlying shares or used to satisfy tax withholding obligations for "full-value" awards (i.e., an award other than a stock option, stock appreciation right or similar appreciation award); and (ii) are subject to any award under the Prior Plans that, after June 30, 2017, are forfeited, expire or otherwise terminate without issuance of the underlying shares, settle for cash or otherwise does not result in the issuance of the underlying shares or used to satisfy tax withholding obligations for full-value awards. As of July 24, 2017, no awards have been granted under the 2013 Plan since June 30, 2017.

In addition to requesting shareholder approval of the 2018 Plan and the new shares being reserved for issuance thereunder, we are also requesting that our shareholders approve the material terms of the performance goals contained in the 2018 Plan in order to allow certain awards to be potentially eligible for exemption from the $1.0 million deduction limit imposed by IRC Section 162(m), as discussed under "Description of the 2018 Plan – Performance Criteria" below. For purposes of IRC Section 162(m), the material terms of the performance goals for awards granted under the 2018 Plan include: (i) the employees eligible to receive compensation; (ii) the description of the business criteria on which the performance goals may be based; and (iii) the maximum amount, or the formula used to calculate the maximum amount, of compensation that can be

paid to an employee under the arrangement. Each of these aspects is discussed in this Proposal 5, and shareholder approval of this Proposal 5 constitutes approval of each of these aspects for purposes of the IRC Section 162(m) shareholder approval requirements.

FEATURES OF THE 2018 PLAN PROMOTING GOOD COMPENSATION GOVERNANCE PRACTICES

We believe that the 2018 Plan contains a number of features that reflect compensation and governance best practices, with some of the key features as follows:

- *Limitations on Individual Grants.* Subject to certain adjustments discussed below, the maximum number of shares with respect to which options or stock appreciation rights may be granted to any participant in any calendar year of the Company may not exceed 5,000,000 shares, and the maximum number of shares that are subject to all other types of equity awards granted under the 2018 Plan that may be granted to any participant in any calendar year of the Company and that are intended to be performance-based may not exceed 1,000,000 shares.

- *No Repricings or Replacement of Share Options or Stock Appreciation Rights.* Without shareholder approval or except in corporate transactions involving the adjustment of awards, we may not amend any option or stock appreciation right to reduce the exercise price or replace any option or stock appreciation right with cash or any other award when the price per share of the option or stock appreciation rights exceeds the fair market value of the underlying shares.

- *No In-the-Money Option or Stock Appreciation Right Grants.* Options and stock appreciation rights may not be granted with an exercise or base price less than the fair market value of our common shares on the date of grant.

- *Limitation on Share Counting.* Shares previously subject to awards under the 2018 Plan that are used to satisfy the exercise price or tax withholding obligations with respect to an option or stock appreciation right, or any shares tendered by a participant or withheld by the Company in payment of an option exercise price may not be reissued pursuant to future awards under the 2018 Plan. Shares that are used to satisfy any withholding tax liabilities in connection with the vesting or issuance of any full-value award granted under the 2018 Plan (or a full-value award under a Prior Plan) may be reissued and are added back to the allowable share reserve under the 2018 Plan.

- *Independent Administration.* The Compensation Committee, which consists of non-employee directors, generally administers the 2018 Plan.

- *No Dividend or Dividend Equivalents on Unearned Awards.* Dividend or dividend equivalents on all awards are subject to the same vesting restrictions and risk of forfeiture as the underlying awards.

- *Non-Employee Director Compensation Limit.* The 2018 Plan includes a limit under which the maximum amount of compensation that may be paid to any non-employee director during any single fiscal year is capped at $750,000 in total value, subject to the limitation and calculation principles discussed herein and in the 2018 Plan.

BACKGROUND AND DETERMINATION OF SHARE AMOUNTS

The following factors, among others, were taken into account by our Board in approving the proposed 2018 Plan and the number of shares available for issuance thereunder:

- Our award grant history under our equity incentive plans;

- Our historical burn rate under our equity plans;

- The number of shares remaining available under the 2013 Plan for future awards;

- The number of outstanding unvested and unexercised equity awards; and

- Potential dilution resulting from the proposed increase in shares available under the proposed 2018 Plan.

In setting the number of proposed shares issuable under the 2018 Plan, our Board also considered the following annual share usage under our equity compensation program for fiscal years 2015 to 2017 as follows (rounded to the nearest thousand):

	Fiscal 2017	Fiscal 2016	Fiscal 2015	
Options Granted	**23,000**	**112,000**	**14,000**	
Restricted Shares, Performance-Based Share Units, Restricted Share Units, and Deferred Stock Units – Full Value Awards Granted	1,178,000	1,505,000	1,046,000	
Restricted Shares, Performance-Based Share Units, Restricted Share Units and Deferred Stock Units – Full Value Awards on an Option Equivalent Basis (2.5:1)[1]	**2,945,000**	**3,762,500**	**2,615,000**	
Total Shares Granted (option equivalent basis)	**2,968,000**	**3,874,500**	**2,629,000**	
Basic Weighted Average Common Shares Outstanding	212,809,000	249,009,000	275,033,000	
Burn Rate – Annual Share Usage (option equivalent basis)[2]	**1.39%**	**1.56%**	**0.96%**	**Average 1.30%**

[1] The number of shares subject to full value awards in the table equals the actual number of shares subject to such awards multiplied by 2.5.

[2] Represents Total Shares Granted divided by Basic Weighted Average Common Shares Outstanding.

The historical amounts shown above are not necessarily indicative of the shares that might be awarded in 2018 and beyond, including under the proposed 2018 Plan.

If we continue making equity awards consistent with our practices over the past three years as set forth above, we estimate that the shares available for future awards, consisting solely of the 15,000,000 shares reserved for issuance under the 2018 Plan if the 2018 Plan is approved, will be sufficient for awards for at least five years. While we believe this estimate is reasonable, there are a number of factors that could impact our future equity share usage. Among the factors that will impact our actual share usage are changes in market grant values, changes in the number of recipients, changes in our common stock price, payout levels of performance-based awards, changes in the structure of our long-term incentive plan and forfeitures of outstanding awards.

As of June 30, 2017, we had approximately 2,303,921 shares of common stock subject to outstanding equity awards, which takes into account the equity awards granted that day. The 2,303,921 shares are comprised of 2,073,541 shares subject to full value awards (1,034,120 unvested restricted share units, plus 489,278 unvested performance share units, plus 550,143 unvested market stock units) plus 230,380 shares subject to outstanding stock options. The 2,303,921 shares comprised 1.1% of the Company's common shares outstanding at June 30, 2017. The 15,000,000 shares proposed to be included in the 2018 Plan share reserve would increase the Company's fully diluted overhang percentage by an additional 2.9% to approximately 7.7% at June 30, 2017 (excluding the 8,044,716 remaining shares authorized for issuance under the 2013 Plan at June 30, 2017, which would no longer be available for issuance if the 2018 Plan is approved).

Additional information in respect of equity awards currently outstanding, as of June 30, 2017, is included in the following table:

	As of June 30, 2017
Stock Options Outstanding	230,380
Weighted Average Exercise Price of Outstanding Stock Options	$17.91
Weighted Average Remaining Term of Outstanding Stock Options	4.6 years
Full Value Awards Outstanding	2,073,541
Common Shares Outstanding	208,348,834

In its determination to recommend that the Board approve the 2018 Plan, the Compensation Committee considered the information above, as well as the opinion of FW Cook, its independent compensation consultant, which concluded that the number of shares under the 2018 Plan is reasonable.

In light of the factors described above, and the ability to continue to grant equity compensation is vital to our ability to continue to attract, motivate, and retain highly qualified executives, consultants, and non-employee directors of the Company, the Board has determined that the size of the share reserve under the 2018 Plan is reasonable and appropriate at this time.

DESCRIPTION OF THE 2018 PLAN

The following is a summary of the principal features of the 2018 Plan. This summary is qualified in its entirety by reference to the full text of the 2018 Plan, a copy of which is attached as Appendix A to this proxy statement.

Administration. Subject to the terms of the 2018 Plan, the Compensation Committee has the authority to interpret and administer the Plan. The Committee has authority to determine, within the limits of the express provisions of the 2018 Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards, and the objectives and conditions for earning such awards. Additionally, the Committee has the ability to delegate this authority subject to certain restrictions set forth in the 2018 Plan.

Eligibility. Employees and consultants of the Company, its direct and indirect subsidiary corporations and their respective divisions, departments, and subsidiary corporations, and the non-employee directors of the Board are eligible to receive awards under the 2018 Plan. An eligible individual who is selected to receive an award under the 2018 Plan is referred to herein as a participant.

Shares Subject to the Plan. Subject to adjustment as described below, if the 2018 Plan is approved by our shareholders, the maximum number of shares of common stock reserved for issuance under the 2018 Plan will be 15,000,000 shares, less one share for every one share subject to an award granted under the 2013 Plan after June 30, 2017. In addition, the 2018 Plan will reserve shares for future awards with respect to any shares of our common stock that: (i) are subject to any award under the 2018 Plan that are forfeited, expire or otherwise terminate without issuance of the underlying shares, settle for cash or otherwise does not result in the issuance of the underlying shares or used to satisfy tax withholding obligations for "full-value" awards (i.e., an award other than a stock option, stock appreciation right or similar appreciation award); and (ii) are subject to any award under the Prior Plans that, after June 30, 2017, are forfeited, expire or otherwise terminate without issuance of the underlying shares, settle for cash or otherwise does not result in the issuance of the underlying shares or used to satisfy tax withholding obligations for full-value awards. Shares that are used to satisfy the exercise price or tax withholding obligations with respect to an option or stock appreciation right, or any shares tendered by a participant or withheld by the Company in payment of an option exercise price or tax withholding obligation will not be reissued pursuant to future awards under the 2018 Plan. As of June 30, 2017, there were 2,303,921 shares subject to outstanding awards under the Prior Plans, after taking into account equity awards granted that day. In addition, shares issued under awards granted by another company and assumed or substituted-for by the Company will be in addition to and will not reduce the number of shares available for awards under the 2018 Plan.

In the event of any change in the number or kind of outstanding shares due to a merger, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure, an appropriate adjustment will be made, after taking into account the accounting and tax consequences, in the number and kind of shares for which any award may thereafter be granted, both in the aggregate and as to each eligible recipient, in the number and kind of shares or other property, including cash, subject to outstanding awards, in the option or stock appreciation rights exercise prices, and any other adjustments as the Compensation Committee deems appropriate.

Award Types. The 2018 Plan permits grants of options, incentive stock options, stock appreciation rights, restricted share awards, restricted share unit awards, other share-based awards, and performance awards.

- *Options, Incentive Stock Options and Stock Appreciation Rights.* The 2018 Plan provides for the grant of (i) options, which include any right granted to a participant allowing such participant to purchase shares of common stock at such price or prices as the Compensation Committee shall determine, (ii) incentive stock options, which are stock options that are designated by the Compensation Committee as incentive stock options and which meet the applicable requirements for incentive stock options pursuant to IRC Section 422, and (iii) stock appreciation rights ("SARs"), which are rights to receive an amount of cash, shares, or other property with a fair market value equal to the increase in the fair market value of a specified number of shares between the date on which the SAR is granted and the date on which it is exercised. References in this summary to "stock options" shall mean both incentive stock options and options, unless otherwise specified. Subject to adjustment for certain corporate events, a maximum of 15,000,000 shares may be issued in the form of incentive stock options under the 2018 Plan.

Pursuant to the terms of the 2018 Plan, the Compensation Committee determines the terms and conditions, not inconsistent with the Plan, of any award of stock options or SARs. The 2018 Plan provides that awards of stock options and SARs are subject to the following restrictions: (i) the exercise price per share for stock options may not be less than 100% of the fair market value of one share of common stock on the grant date and the exercise price for certain incentive stock options may not be less than 110% of the fair market value of one share of common stock on the grant date; (ii) stock options and SARs may not have a term of more than 10 years, except in the event of death or disability and the term of certain incentive stock options may not be more than 5 years; (iii) except in connection with certain corporate transactions affecting the shares of common stock, shareholder approval is required to reprice any stock options or SARs after their grant date; and (iv) stock options and SARs shall have a vesting period of not less than twenty-four months if subject only to continued service with the Company or a subsidiary or one year if subject to the achievement of performance objectives, except with respect to grants to directors or consultants and in certain circumstances following a change in control or other special circumstances. In addition, the exercise price of shares purchased upon the exercise of any stock option may be paid in cash, common stock, by cashless exercise, by delivery of other consideration having a fair market value on the exercise date equal to the total purchase price, or in any other manner as may be permitted by the applicable award agreement.

- *Restricted Share Awards and Restricted Share Units Awards.* The 2018 Plan provides for the grant of (i) restricted shares, which is common stock that may not be sold, transferred, pledged or assigned until the satisfaction of vesting restrictions and (ii) restricted share units, which are an award valued by reference to a share and such value may be paid to the participant in shares or cash as determined by the Compensation Committee upon the satisfaction of vesting restrictions. Pursuant to the terms of the 2018 Plan, the Compensation Committee determines the terms and conditions, not inconsistent with the 2018 Plan, of any award of restricted shares or restricted share units. The 2018 Plan provides that awards of restricted shares and restricted share units are subject to the following restrictions: (A) a participant holding restricted shares may vote the shares awarded and will be entitled to the payment of dividends and other distributions on the shares from the date the award is made, subject to such restrictions or conditions as the Compensation Committee may determine, except that no dividend shall be paid in respect of awards prior to the vesting of such awards; (B) a participant holding restricted share units shall in no event have voting rights with respect to such award; and (C) restricted shares and restricted share units shall have a vesting period of not less than twenty-four months if subject only to continued service with the Company or a subsidiary or one year if subject to the achievement of performance objectives, except with respect to grants to directors or consultants and in certain circumstances following a change in control or other special circumstances.

- *Other Share-Based Awards.* The 2018 Plan provides for other awards of shares or non-share compensation which are valued in whole or in part by reference to, or are otherwise based on, shares or other property, including deferred stock units. Pursuant to the terms of the 2018 Plan, the Compensation Committee determines the terms and conditions, not inconsistent with the 2018 Plan, of any award of other share-based awards. The 2018 Plan provides that grants of other share-based awards shall have a vesting period of not less than twenty-four months if subject only to continued service with the Company or a subsidiary or one year if subject to the achievement of performance objectives, except with respect to grants to directors or consultants and in certain circumstances following a change in control or other special circumstances. Additionally, other share-based awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Compensation Committee, on a deferred basis subject to the requirements of IRC Section 409A.

- *Performance Awards.* Performance awards in the form of performance cash, performance share units, and performance units may be granted under the 2018 Plan. Pursuant to the terms of the 2018 Plan, the Compensation Committee determines the terms and conditions, not inconsistent with the 2018 Plan, of any performance award. The 2018 Plan provides that performance awards shall not have a performance period of less than one year unless the performance award is not payable in shares. Additionally, performance awards may be paid in cash, shares, other property, or any combination thereof and may be paid in a lump sum or in installments or, in accordance with procedures established by the Compensation Committee, on a deferred basis subject to the requirements of IRC Section 409A.

Performance Criteria. If the Compensation Committee determines that a restricted share award, a restricted share unit, any other share-based award, a performance award, or any other award is intended to be a performance-based award, the lapsing of restrictions thereon and the distribution of property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Compensation Committee. Such performance goals shall be based on the attainment of specified levels of one or more of the following business or performance criteria which shall be based on the attainment of specified levels of one or any combination of the following:

- sales (including comparable sales), net sales or return on sales;

- revenue, net revenue, product revenue or system-wide revenue (including growth of such revenue measures);

- operating income (before or after taxes) or pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus);

- earnings or loss per share or net income or loss (before or after taxes);

- return on equity (including average return on equity), total shareholder return (or any element of shareholder return), or return on assets or net assets;

- the price of the shares of the Company's common stock or any other publicly-traded securities of the Company;

- total number of clients, number of new clients, client retention, total tax returns prepared, or market share;

- gross profits, gross or net profit margin, gross profit growth, or net operating profit (before or after taxes);

- operating earnings, earnings or losses or net earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization), or earnings or losses margin percentage or net earnings or losses margin percentage; economic value-added models or equivalent metrics;

- comparisons with various stock market indices;

- reductions in costs;

- cash flow (including operating cash flow and free cash flow) or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital), cash flow return on investment, or cash flow return on capital;

- improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable, or general and administrative expense savings;

- inventory control;

- operating margin or gross margin;

- year-end cash;

- cash margin;

- debt reduction;

- shareholders equity;

- operating efficiencies;

- cost reductions or savings;

- market share;

- customer related goals, including customer satisfaction, customer growth and customer retention;

- employee satisfaction;

- productivity or productivity ratios;

- regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents);

- strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property;

- establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors);

- co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage;

- cost of capital or assets under management;

- financing and other capital raising transactions (including sales of the Company's equity or debt securities; debt level;

- year-end cash position;

- book value;

- factoring transactions;

- competitive market metrics;

- timely completion of new product roll-outs;

- timely launch of new facilities (such as new store openings, gross or net);

- sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions);

- royalty income;

- implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures, succession and hiring projects, reorganization and other corporate transactions, expansions of specific business operations and meeting divisional or project budgets;

- factoring transactions; and

- recruiting and maintaining personnel.

Any performance goals that are financial metrics may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP") or may be adjusted when established (or to the extent permitted under IRC Section 162(m), at any time thereafter) to include or exclude any items otherwise includable or excludable under GAAP. The above business criteria also may be based solely by reference to the Company's consolidated performance, performance of the Company's continuing operations, or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the performance of the Company relative to performance of other companies or upon comparisons of any of the indicators of Company performance relative to performance of other companies. Finally, when determining the specific metrics applicable to any established performance goal and calculating the actual results related thereto, the Compensation Committee may include or exclude the impact of an event or occurrence which the Compensation Committee determines should appropriately be included or excluded, including without limitation (i) restructurings, performance attributable to discontinued operations, extraordinary items, and other unusual, infrequently occurring, or non-recurring charges, (ii) any event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (iii) acquisitions and divestitures, (iv) any reorganization or change in the corporate structure or capital structure of the Company, (v) foreign exchange gains or losses or (vi) the cumulative effects of tax or accounting changes in accordance with GAAP.

The performance goals shall be set by the Compensation Committee within the time period prescribed by, and shall otherwise comply with the requirements of, IRC Section 162(m), and the regulations thereunder.

Under the 2018 Plan, no participant may be granted (i) options or stock appreciation rights during any calendar year with respect to more than 5,000,000 shares and (ii) restricted share awards, restricted share unit awards, performance awards and/ or other share-based awards during any calendar year with respect to more than 1,000,000 shares, ignoring for purposes of the limitation described in this clause (ii), any restricted share awards, restricted share units awards, performance awards, and/or any other share-based awards that are (A) not intended to comply with the performance-based exception under IRC Section 162(m) or (B) denominated in cash. During any calendar year, no participant may be granted performance awards that are intended to comply with the performance-based exception under IRC Section 162(m) and are denominated in cash under which more than $3,000,000 may be earned for each twelve months in the Performance Period. These limitations may be multiplied by two with respect to awards to a participant during the first calendar year in which the participant commences employment with the Company or its subsidiaries. If an award is cancelled, the cancelled award shall continue to be counted toward the applicable limitation in this section.

Because of the uncertainties associated with the application and interpretation of IRC Section 162(m) and the regulations issued thereunder, there can be no assurance that compensation intended to satisfy the requirements for deductibility under IRC Section 162(m) will in fact be deductible. Moreover, the Board or Committee may elect to grant performance-based awards that are not intended to satisfy all of the conditions necessary for awards granted under the 2018 Plan to qualify as "performance-based compensation" under IRC Section 162(m), even if all or less than all of the compensation resulting from the exercise, vesting or settlement of such awards is non-deductible. For instance, the Company has in the past granted a number of service-based awards that are not eligible for deductibility under IRC Section 162(m).

Dividend Equivalents. The recipient of an award, other than an option, SAR, or restricted share award, may, if determined by the Compensation Committee, be entitled to receive currently or on a deferred basis, amounts equivalent to cash, stock, or other property paid as dividends on shares ("Dividend Equivalents"). However, the 2018 Plan provides that (i) in no event shall Dividend Equivalents be paid before the underlying shares covered by the award vest, and (ii) any such Dividend Equivalents are subject to the same restrictions and risk of forfeiture as underlying shares subject to the award and will be paid, if at all, at the time such restrictions and risk of forfeiture lapse.

Director Compensation Limit. The 2018 Plan imposes a limit of $750,000 on the amount of equity and cash compensation that can be paid to a non-employee director of the company in a calendar year. The value of equity compensation for this purpose is determined using the grant date fair value of such equity compensation for financial reporting purposes. The limit does not apply to incremental compensation paid to a director solely in his or her capacity as non-executive chairman of the Board, provided that such non-executive chairman does not participate in the decision to award such additional compensation. In setting the non-employee director compensation limit, the Board reviewed survey data provided by the Compensation Committee's independent compensation consultant.

Amendment, Adjustments, and Termination. The Board may, from time to time, alter, amend, suspend, or terminate the 2018 Plan as it shall deem advisable, subject to any requirement for shareholder approval imposed by applicable law. In addition, the Board may not, without shareholder approval, amend the 2018 Plan to: (i) increase the number of shares that may be awarded under the 2018 Plan; (ii) expand the types of awards available under the 2018 Plan; (iii) materially expand the class of persons eligible to participate in the 2018 Plan; (iv) eliminate the requirements relating to minimum exercise price, minimum grant price and stockholder approval related to options and stock appreciation rights; (v) increase the maximum permissible term of any option or stock appreciation right; or (vi) increase any of the limitations on grants to individual participants. No amendment or termination of the 2018 Plan may impair the rights of a participant in any material respect under any award previously granted without such participant's consent. However, the maximum number of shares of common stock available for issuance under the 2018 Plan and the individual limits described above shall be equitably adjusted upon certain events affecting the capitalization of the Company such as a recapitalization, stock split, merger, reorganization, or consolidation.

Transferability. Except as provided by the Compensation Committee, an award under the 2018 Plan is not transferable other than by a participant's will or the laws of descent and distribution. Any permitted transfer shall be without consideration.

Change in Control. In the event of a "change of control," as defined in the 2018 Plan, outstanding awards may be assumed or substituted or may become fully vested and exercisable, restrictions applicable to awards may terminate or lapse, and performance goals applicable to any award may be deemed fully achieved, in each case as set forth in the applicable award agreement or as determined by the Compensation Committee.

NEW PLAN BENEFITS

If approved by the shareholders, participants in the 2018 Plan will be eligible for awards of shares as determined by the Board or the Compensation Committee. All employees and consultants of the Company and its subsidiaries and non-employee directors of the Company are eligible to receive awards under the Plan. As of July 24, 2017, there were approximately 2,300 regular, full-time employees of the Company and its subsidiaries and 10 non-employee directors of the Company, though, as discussed in this proxy statement, Mr. Wright is not standing for re-election at the Annual Meeting and will therefore not be eligible for awards under the 2018 Plan.

Awards under the 2018 Plan following its adoption will generally be made in the discretion of the Board or the Compensation Committee and are therefore not determinable at this time. However, current benefits granted to employees and consultants of the Company and its subsidiaries and non-employee directors of the Company would not have increased if they had been made under the proposed 2018 Plan. Please refer to the "Grants of Plan-Based Awards Table" on page 50 of this proxy statement to review equity awards made to our named executive officers for fiscal year 2017. The closing price of a share of the Company's common stock as reported by the NYSE on July 24, 2017 was $29.78.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of the U.S. federal income tax consequences of awards made under the 2018 Plan. It is based on the U.S. federal tax laws and regulations currently in effect and existing administrative rules of the Internal Revenue Service. Participants may also be subject to state and local and foreign taxes in connection with the grant of awards under the 2018 Plan. Participants should consult with their individual tax advisers to determine the tax consequences associated with awards granted to them under the 2018 Plan.

Incentive Stock Options. A recipient who is granted an incentive stock option will not have any taxable income either on the grant or exercise of the incentive stock option. However, upon exercise, the excess of the fair market value of the shares acquired over the option price is an item of adjustment in computing the alternative minimum taxable income of the recipient. If the recipient disposes of the shares purchased pursuant to the incentive stock option more than two years after the date of grant and more than one year after the transfer of the shares (the required statutory "holding period"), and if the recipient has been an employee of the Company or an affiliate throughout the period beginning with the date of grant and ending three months prior to the date of exercise, (i) the recipient will recognize long-term capital gain or loss, as the case may be, in an amount equal to the difference between the selling price and the exercise price; and (ii) the Company will not be entitled to a deduction with respect to the shares of stock so issued.

If the holding period requirements are not met, a "disqualifying disposition" is deemed to have taken place and any gain realized upon disposition will be taxed as ordinary income equal to the lesser of (i) the excess of the fair market value of the shares at the time of exercise over the exercise price, or (ii) the gain on the sale. Subject to IRC Section 162(m), the Company will be entitled to a deduction in the year of disposition in an amount equal to the ordinary income recognized by the recipient. Any additional gain will be taxed as short-term or long-term capital gain, depending upon the length of the period the recipient has held the shares.

Except as described in the next paragraph below, a recipient has no income, gain or loss on the exercise of an incentive stock option through the exchange of previously acquired shares of the Company. The recipient's basis in the number of newly acquired shares that equals the number of shares exchanged will be equal to such recipient's basis in the shares exchanged, and the recipient's holding period with respect to that number of newly acquired shares will include the holding period for the shares exchanged. The number of newly acquired shares in excess of the number of old shares exchanged will have zero basis and their holding period will begin on the date of exercise.

If the previously acquired shares are incentive stock option shares that were not held for the required statutory holding period, the exchange constitutes a disqualifying disposition of such previously acquired shares. In such case, the recipient's basis in the number of newly acquired shares that equals the number of shares exchanged will be equal to such recipient's basis in the shares exchanged, increased by the amount included as ordinary income as a result of the disqualifying disposition. The disqualifying disposition is treated as a sale of the shares with the lowest basis first.

Nonqualified Stock Options. Stock options granted under the 2018 Plan that are not incentive stock options are treated as nonqualified stock options and the recipient of a nonqualified stock option under the 2018 Plan will not have any income on the grant of the option. Generally, on the exercise of a nonqualified stock option, the recipient will have ordinary income equal to the difference between the fair market value of the shares on the exercise date and the exercise price for the shares. Subject to IRC Section 162(m), the Company generally will be entitled to a deduction on the date of exercise in an amount equal to the recipient's ordinary income. Upon disposition of the shares purchased pursuant to a nonqualified stock option, the recipient will recognize long-term or short-term capital gain or loss, depending upon the length of the period such recipient has held the shares, in an amount equal to the difference between the amount realized on such disposition and the basis for such shares, which basis will include the amount previously recognized by the recipient as ordinary income.

Where a nonqualified stock option is exercised with previously acquired shares of the Company, the recipient's basis in the number of newly acquired shares that equals the number of shares exchanged will be equal to such recipient's basis in the shares exchanged, and the recipient's holding period with respect to that number of newly acquired shares will include the holding period for the shares exchanged. The number of newly acquired shares in excess of the number of old shares exchanged will have zero basis and their holding period will begin on the date of exercise.

Stock Appreciation Rights. A recipient who is granted stock appreciation rights will not have any taxable income on the receipt of the stock appreciation rights. Upon the exercise of a stock appreciation right, (i) the recipient will have ordinary income equal to the amount received (the increase in the fair market value of one share of the Company's common stock from the date of grant of the stock appreciation right to the date of exercise); and (ii) subject to IRC Section 162(m), the Company will be entitled to a deduction on the date of exercise in an amount equal to the recipient's ordinary income.

Restricted Shares. A recipient will not be taxed at the date of an award of restricted shares, but will have ordinary income in an amount equal to the fair market value of any restricted shares as of the date that the restrictions lapse, unless the recipient, within 30 days after transfer of such restricted shares to the recipient, elects under IRC Section 83(b) to include in ordinary income the fair market value of the restricted shares as of the date of such transfer ("83(b) Election"). Subject to IRC Section 162(m), the Company will be entitled to a corresponding deduction. Any disposition of shares after restrictions lapse will be subject to the regular rules governing long-term and short-term capital gains and losses, with the basis for this purpose equal to the fair market value of the shares at the end of the restricted period (or the date of the award of the restricted shares, if the employee elects to be taxed on the fair market value upon the date of such award). However, if the restricted shares were forfeited under the terms of the Plan, no loss would be allowed. Further, the employee would not be entitled to any refund of tax previously paid as a result of the Section 83(b) Election.

Restricted Share Units. A recipient will not have taxable income under the IRC at the time a restricted share unit award is granted. When the restricted share unit award vests and the recipient is paid the stock (plus any cash dividends or dividend equivalents), the recipient will recognize ordinary compensation income in an amount equal to the cash received plus the fair market value of any shares received. Slightly different rules may apply if the recipient is subject to Section 16 of the Exchange Act. A recipient's compensation income will be subject to normal income and employment tax withholdings.

When a recipient sells shares acquired as part of a restricted share unit award, the difference between the price of the shares on the date of the award and the fair market value of those shares at the date the recipient recognizes ordinary income will be treated as long-term or short-term capital gain or loss, depending on whether the stock was held for more than one year. The holding period for the shares will begin on the day the recipient recognizes ordinary income.

The Company is not entitled to a deduction upon granting a recipient a restricted share unit award. To the extent that the recipient recognizes ordinary income at the time of delivery of shares or cash upon vesting of the award, the Company will generally be allowed (subject to the requirement of reasonableness, the provisions of IRC Section 162(m) and the satisfaction of tax reporting obligations) to a corresponding business expense deduction.

Performance Awards. A recipient of performance awards will not have any income resulting from the grant of the right to receive such an award. The recipient will have ordinary income at the time of receipt of cash and/or common stock with respect to the award in an amount equal to the excess, if any, of the fair market value of the award on the date received over any amount paid by the recipient for the award. Subject to IRC Section 162(m), the Company will be entitled to a deduction on the date of receipt of the performance share units by the recipient in an amount equal to the recipient's ordinary income. Upon disposition of any stock received, the recipient will recognize long-term or short-term gain or loss, depending upon the length of the period such recipient has held the shares, in an amount equal to the difference between the amount realized and the fair market value of the stock on the date of receipt.

Deductibility of Awards under IRC Section 162(m). Awards granted under the 2018 Plan may qualify as "performance-based compensation" under IRC Section 162(m) in order to preserve federal income tax deductions by the Company with respect to annual compensation required to be taken into account under IRC Section 162(m) that is paid to the Company's covered employees. While the Company considers the deductibility of awards as one factor in determining executive compensation, the Company also considers other factors in approving compensation and retains the flexibility to grant awards, such as service-based awards, that it determines to be consistent with the Company's goals for its executive compensation program even if the award is potentially not deductible by the Company for tax purposes. In addition, because of the uncertainties associated with the application and interpretation of IRC Section 162(m) and the regulations issued thereunder, there can be no assurance that compensation intended to satisfy the requirements for deductibility under IRC Section 162(m) will in fact be deductible.

INFORMATION ABOUT OTHER EQUITY COMPENSATION PLANS

A summary of our securities authorized for issuance under equity compensation plans as of April 30, 2017 is set forth on page 61 of this proxy statement and additional information is included in the Company's Annual Report on Form 10-K filed with the SEC on June 16, 2017.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 5.



The Board unanimously recommends a vote **AGAINST** Proposal 6

PROPOSAL 6 – SHAREHOLDER PROPOSAL REGARDING REVISIONS TO THE COMPANY'S PROXY ACCESS BYLAW

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent. The shareholder proposal and the supporting statement are included exactly as submitted to us by the shareholder proponent. The Company is not responsible for any inaccuracies they may contain. The shareholder proposal is required to be voted on at our annual meeting only if properly presented. The name and address of the shareholder proponent is set forth below. We will promptly provide you with, to our knowledge, the number of voting securities held by the shareholder proponent, upon receiving a written or oral request. **As explained below, the Board of Directors unanimously recommends a vote "AGAINST" the shareholder proposal.**

Shareholder Proposal and Shareholder's Supporting Statement

Mr. John Chevedden, on behalf of Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, has informed H&R Block, Inc. of his intention to offer the following shareholder proposal for consideration at the 2017 annual meeting of shareholders.

The proposal and supporting statement, as submitted, read as follows:

Proposal 6 — Shareholder Proxy Access Amendment

RESOLVED: Shareholders ask our board of directors to amend its proxy access bylaws (primarily found in section 21: "Shareholder Nominations Included in the Corporation's Proxy Materials") and any other associated bylaw sections and other documents, to include the following change for the purpose of decreasing the average amount of Company common stock each member of a nominating group would have to hold for 3-years to satisfy the aggregate ownership requirements to form a nominating group:

No limitation shall be placed on the number of shareholders that can aggregate their common shares to achieve the 3% "Required Shares" for an "Eligible Shareholder."

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing a greater number of shareholders to aggregate their shares would facilitate greater participation by individuals and institutional investors in meeting the "Required Shares," which are 3% of the outstanding common shares entitled to vote.

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) set no aggregation limit on shareholders forming nominating groups. However, the SEC vacated the rule after a court decision. Therefore, proxy access rights must be established and amended on a company-by-company basis.

Subsequently, Proxy Access in the United States: Revisiting the Proposed SEC Rule <http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx?WPID=BrowseProducts> (http://www.cfapubs.org/doi/abs/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Governance Changes through Shareholder Initiatives: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although our Board adopted a proxy access bylaw, it contains a troublesome provision – participants limited to 20 shareholders – that significantly impairs the ability of shareholders to join as Eligible Shareholders because of the large average amount of common shares each is required to hold for 3-years given the current aggregation limit of 20. Adoption of the requested amendment would lower the average required common shares allowed to be aggregated, thus allowing more shareholders to form an "Eligible Shareholder."

Please vote to enhance shareholder value:
Shareholder Proxy Access Amendment – Proposal 6

Our Response to the Shareholder Proposal

Our Board of Directors has carefully considered the shareholder proposal and recommends a vote against it. Last year, a proponent submitted a proxy access proposal which included the same change being proposed again here. Approximately 70% of the votes cast on the proposal at the 2016 annual meeting voted against the proposal. As discussed below, we have already implemented a proxy access bylaw provision for our shareholders that we believe is aligned with best practices followed by most other public companies. Our existing proxy access bylaw provision provides shareholders with meaningful and appropriate proxy access rights while properly balancing the need to protect all shareholders' interests. Our Board of Directors believes that the change to the Company's existing proxy access bylaw provision that is sought by the proponent is not in the best interests of the Company or our shareholders due to the excessive expense and administrative burden it would create. Our Board of Directors therefore recommends that shareholders vote "AGAINST" the proposal for the following reasons:

- ***Our shareholders just last year considered whether to implement the change the proponent seeks in the shareholder proposal and voted against it by a substantial margin, with approximately 70% of the votes cast against the proposal.*** In submitting its proposal the proponent ignores the actions taken by the Board and the shareholders of the Company last year in resoundingly rejecting a proposal that included the same change.

- ***The shareholder proposal is unnecessary because we have already adopted a bylaw providing meaningful and appropriate proxy access rights that we believe are aligned with current best practices and properly balances the need to protect all shareholders' interests.*** As described in our Current Report on Form 8-K filed with the SEC on June 18, 2015, the Board amended the Company's Bylaws to provide proxy access by allowing any shareholder (or group of no more than 20 shareholders) owning 3% or more of the Company's common stock continuously for at least three years to nominate candidates for election to the Board that would comprise up to 20% of the number of directors then serving (rounding down to the nearest whole number of directors) and to require the Company to include those nominees in our proxy statement and on our proxy card. In its evaluation of alternative proxy access formulations, the Board sought to appropriately balance differing views regarding proxy access among our shareholders. The Board continues to believe that the proxy access framework it adopted as set forth in our Bylaws is the most appropriate framework for the Company and our shareholders.

  In support of his position, the proponent suggests that the 20-shareholder limitation could preclude proxy access by even the largest institutional investors, citing an analysis by the Council of Institutional Investors ("CII"), claiming that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by [CII]." Proponent's suggestion and the CII statement are irrelevant and misleading when applied to the Company's shareholders. The aggregate holdings of the 20 largest public pension funds in the world reach into the trillions of dollars. Any one of them, much less all 20, have the resources to take a 3% stake in the Company's common stock. In addition, the proponent's assertions are clearly inapplicable to the Company since the largest 20 institutional shareholders of the Company held approximately 63.6% of the outstanding shares of the Company according to regulatory filings as of December 31, 2016.

- ***The shareholder proposal to eliminate the limit on the number of shareholders who can assemble as a group to establish the ownership threshold required to make a proxy access nomination may result in excessive administrative burden and expense for the Company and provides the potential for misuse of the bylaw by shareholders with a special interest.*** We believe that a reasonable limitation should be established to control the administrative burden and costs for the Company. A 20-shareholder aggregation limit has been widely adopted by companies that have adopted proxy access and is widely endorsed among institutional shareholders. According to survey data provided on CII's website, 425 companies had adopted proxy access bylaws as of April 30, 2017, of which approximately 89% had adopted a 20-shareholder aggregation limit. In addition, BlackRock, T. Rowe Price Group, Inc.

and State Street Corporation, the publicly traded parent companies of some of the largest institutional shareholders in the United States, each have adopted proxy access bylaws that contain a 20-shareholder aggregation limit.

In the absence of a reasonable limitation on the number of shareholders in a group participating in a proxy access nomination, the Company could be required to make burdensome and time-consuming inquiries into the nature and duration of the share ownership of a large number of individuals in order to verify their share ownership and confirm eligibility for the proxy access rights. This unwieldy administrative burden could distract our employees, create excessive expense, and impede the exercise of proxy access rights by other shareholders. Allowing a reasonable, limited number of holders to act as a group, as our proxy access rights currently do, strengthens the principle that we believe is shared by most of our shareholders – the right to nominate a director using the Company's proxy statement and proxy card should be available only for those who have a sufficient financial stake in the Company to cause their interests to be properly aligned with the interests of our shareholders as a whole.

- ***We have strong corporate governance practices and a record of accountability.*** Our current corporate governance practices reflect our Board's dedication to being responsive and accountable to shareholders. Together, management and the Board regularly assess and refine our corporate governance policies and procedures to take into account evolving best practices and to address feedback provided by our shareholders and other stakeholders. In addition to the proxy access bylaw provision already adopted by the Board, we have implemented numerous other corporate governance measures to ensure the Board remains responsive and accountable to shareholders and to provide our shareholders with greater influence on the nomination and election of directors and the ability to directly communicate their views to our directors. See "Corporate Governance" beginning on page 18, "Board Leadership Structure and Accountability" beginning on page 20, and "Communications with the Board" beginning on page 20 for a discussion of our governance practices.

In summary, our Board's actions confirm our commitment to strong governance practices and responsiveness to our shareholders. Moreover, we have adopted a progressive proxy access bylaw provision that our Board of Directors believes serves the best interests of the Company and our shareholders. Having rejected the change sought by the shareholder proponent in this shareholder proposal at last year's annual meeting of shareholders, our shareholders have already voiced their strong support of our existing proxy access bylaw provision. Accordingly, the Board believes that adoption of the shareholder proposal is not appropriate and is not in the best interest of our shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 6.

INFORMATION REGARDING SECURITY HOLDERS

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by each director and nominee for election as director, by each of the named executive officers, and by all directors and executive officers as a group as of July 14, 2017. The number of shares beneficially owned is determined under rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within sixty days through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to shares set forth in the following table.

Name	*Beneficially Owned*[(1)]	*Number of Shares Share Units and Share Equivalents*[(2)]	*Total*	*Percent of Class*
Angela N. Archon	-	9,864	9,864	*
Tony G. Bowen	16,493	-	16,493	*
Paul J. Brown	5,700	40,996	46,696	*
William C. Cobb	314,786	137,744	452,530	*
Kathryn M. Collins	20,785	-	20,785	*
Robert A. Gerard	13,000	126,505	139,505	*
Thomas A. Gerke	220,282	-	220,282	*
Jason L. Houseworth	18,699	3,412	22,111	*
Richard A. Johnson	-	11,012	11,012	*
David B. Lewis	4,000	70,630	74,630	*
Gregory J. Macfarlane	7,920	-	7,920	*
Victoria J. Reich	3,500	40,996	44,496	*
Bruce C. Rohde	10,000	54,322	64,322	*
Tom D. Seip	14,688	70,630	85,318	*
Christianna Wood	12,580	65,833	78,413	*
James F. Wright	-	40,996	40,996	*
All directors and executive officers as a group (15 persons)	637,689[(3)(4)(5)]	672,938	1,310,627	*

* Does not exceed 1% based on shares of our common stock outstanding as of July 14, 2017, adjusted as required by the rules promulgated by the SEC.

(1) Includes shares that on July 14, 2017 the specified person had the right to purchase as of August 30, 2017 pursuant to options granted in connection with the 2003 Plan or the 2013 Plan, as follows: Ms. Collins, 9,971 and Mr. Gerke, 122,380 shares.

(2) These amounts reflect share unit balances in the Company's Deferred Compensation Plan for Directors, the Company's Deferred Compensation Plan for Executives, the DSU Plan, and/or the 2013 Plan. The value of the share units mirrors the value of the Company's common stock. The share units do not have voting rights.

(3) Includes shares held by certain family members of such directors and officers or in trusts or custodianships for such members (directly or through nominees) in addition to 132,351 shares which such directors and officers have the right to purchase as of August 30, 2017 pursuant to options granted in connection with the Company's stock option plans.

(4) All shares are held with sole voting and investment powers unless otherwise noted.

(5) Messrs. Houseworth and Macfarlane are no longer executive officers of the Company as of July 14, 2017 and, therefore, they are not included in the total for directors and executive officers as a group. The information reported for Messrs. Houseworth and Macfarlane is based on information available to the Company and may not reflect each of their current beneficial ownership.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the name, address and share ownership of each person or organization known to the Company to be the beneficial owner of more than 5% of the outstanding common stock of the Company.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Common Stock Outstanding[1]
BlackRock, Inc. 55 East 52nd Street New York, New York 10022	26,415,345[2]	12.64%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	20,757,283[3]	9.93%
Caisse de dépôt et placement du Québec 1000 place Jean-Paul-Riopelle Montreal, Quebec H2Z 2B3 Canada	18,177,081[4]	8.69%

[1] Applicable percentages based on shares of our common stock outstanding as of July 14, 2017.

[2] Information as to the number of shares is furnished in reliance on the Schedule 13G/A of BlackRock, Inc. filed on January 12, 2017. The Schedule 13G/A indicates that the number of shares beneficially owned includes 23,926,611 shares with sole voting power and 26,415,345 shares with sole dispositive power.

[3] Information as to the number of shares is furnished in reliance on the Schedule 13G/A of The Vanguard Group, Inc. filed on February 10, 2017. The Schedule 13G/A indicates that the number of shares beneficially owned includes 340,791 shares with sole voting power, 42,456 shares with shared voting power, 20,397,818 shares with sole dispositive power, and 359,465 shares with shared dispositive power.

[4] Information as to the number of shares furnished in reliance on the Schedule 13G/A of Caisse de dépôt et placement du Québec filed on February 13, 2017. The Schedule 13G/A indicates that the number of shares beneficially owned includes 18,177,081 shares with sole voting and sole dispositive power.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors, executive officers, and beneficial owners of more than 10% of any class of the Company's equity securities to file reports of ownership and changes in ownership of the Company's common stock. To the best of the Company's knowledge, all required reports were filed on time and all transactions by the Company's directors and executive officers were reported on time.

REVIEW OF RELATED PERSON TRANSACTIONS

The Board has adopted a Related Party Transaction Approval Policy (the "Policy"), which is administered by the Company's management and the Governance and Nominating Committee. Under the Policy, the Company's management will determine whether a transaction meets the requirements of a Related Party Transaction as defined in the Policy. Upon such a determination, the Governance and Nominating Committee will review the material facts of the Related Party Transaction and either approve or ratify the transaction (subject to certain exceptions which are deemed pre-approved) taking into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than those generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Party's interest in the transaction. If advance approval of a Related Party Transaction is not feasible, the Governance and Nominating Committee must ratify the transaction at its next regularly scheduled meeting or the transaction must be rescinded. No director who is a Related Party with respect to a Related Party Transaction may participate in any discussion or approval of such transaction, except that the director must provide all material information concerning the transaction to the Governance and Nominating Committee.

A "Related Party Transaction" is any transaction, arrangement or relationship, or any series of transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant, the amount involved will or may be expected to exceed $120,000 in any fiscal year, and a Related Party has or will have a direct or indirect interest.

A "Related Party" under the Policy is any (i) executive officer as designated under Section 16 of the Exchange Act, director, or nominee for election as a director, (ii) greater than 5% beneficial owner of the Company's common stock, or (iii) immediate family member of any of the foregoing.

The Company did not participate in any Related Party Transactions during fiscal year 2017, other than those transactions described in the "Compensation Disclosure and Analysis" section of this proxy statement.

SHAREHOLDER PROPOSALS AND NOMINATIONS

For a shareholder proposal to be considered for inclusion in the Company's proxy statement for the 2018 annual meeting pursuant to Rule 14a-8 of the SEC, the Company must receive notice at our offices at One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary, on or before April 4, 2018. SEC rules and regulations govern the submission of shareholder proposals and our consideration of them for inclusion in next year's proxy statement and form of proxy.

Pursuant to the Company's Bylaws, for any business not included in the proxy statement for the 2018 annual meeting to be brought before the meeting by a shareholder, the shareholder must give timely written notice of that business to the Corporate Secretary. To be timely, the notice must be received between May 17, 2018 and June 16, 2018 (between 90 and 120 days before the one-year anniversary of the date on which the corporation held its annual meeting of shareholders the previous year). The notice must contain the information required by the Company's Bylaws. Similarly, a shareholder wishing to submit a director nomination directly at an annual meeting of shareholders must deliver written notice of the nomination within the time period described in this paragraph and comply with the information and other requirements in our Bylaws relating to shareholder nominations.

Our Bylaws permit a group of shareholders (up to 20) who have owned a significant amount of the Company's common stock (at least 3%) for a significant amount of time (at least three years) the ability to submit director nominees (up to 20% of the Board rounded down to the nearest whole director) for inclusion in the Company's proxy materials if the shareholder(s) provides timely written notice of such nomination(s) and the shareholder(s) and the nominee(s) satisfy the requirements specified in the Company's Bylaws. To be timely for inclusion in the Company's proxy materials for the 2018 annual meeting, the notice must be received between May 17, 2018 and June 16, 2018 (between 90 and 120 days before the one-year anniversary of the date on which the corporation held its annual meeting of shareholders the previous year). The notice must contain the information required by the Company's Bylaws, and the shareholder(s) and nominee(s) must comply with the information and other requirements in our Bylaws relating to the inclusion of shareholder nominees in the Company's proxy materials.

A proxy may confer discretionary authority to vote on any matter at a meeting if we do not receive notice of the matter within the time frames described above. A copy of the Company's Bylaws is available on our website at www.hrblock.com by clicking the "Investor Relations" link and then clicking the "Corporate Governance" link under the "Company" tab, or upon request to: H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary. The Chair of the meeting may exclude matters that are not properly presented in accordance with the foregoing requirements.

The Board of Directors knows of no other matters which will be presented at the meeting, but if other matters do properly come before the meeting, it is intended that the persons named in the proxy will vote according to their best judgment.

By Order of the Board of Directors,



SCOTT W. ANDREASEN
Vice President and Secretary

H&R BLOCK, INC.

2018 LONG TERM INCENTIVE PLAN

H&R Block, Inc. (the "Company"), a Missouri corporation, hereby establishes and adopts the following 2018 Long Term Incentive Plan (as amended from time to time, the "Plan").

1. PURPOSE OF THE PLAN

The purpose of the Plan is to assist the Company and its Subsidiaries in attracting and retaining selected individuals to serve as employees, directors, consultants and/or advisors who are expected to contribute to the Company's success and to achieve long-term objectives that will benefit shareholders of the Company through the additional incentives inherent in the Awards hereunder.

2. DEFINITIONS

2.1. "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award, Other Share-Based Award, Performance Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.2. "*Award Agreement*" shall mean any agreement, contract or other instrument or document evidencing any Award hereunder, whether in writing or through an electronic medium.

2.3. "*Board*" shall mean the board of directors of the Company.

2.4. "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.5. "*Committee*" shall mean the Compensation Committee of the Board or a subcommittee thereof formed by the Compensation Committee to act as the Committee hereunder. The Committee shall consist of no fewer than two Directors, each of whom is (a) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, (b) an "outside director" within the meaning of Section 162(m) of the Code, and (c) an "independent director" for purpose of the rules of the principal U.S. national securities exchange on which the Shares are traded, to the extent required by such rules.

2.6. "*Consultant*" shall mean any consultant or advisor who is a natural person and who provides services to the Company or any Subsidiary, so long as such person (a) renders bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction, (b) does not directly or indirectly promote or maintain a market for the Company's securities, and (c) otherwise qualifies as a consultant under the applicable rules of the SEC for registration of shares of stock on a Form S-8 registration statement.

2.7. "*Covered Employee*" shall mean an employee of the Company or its Subsidiaries who is a "covered employee" within the meaning of Section 162(m) of the Code.

2.8. "*Director*" shall mean a member of the Board who is not an employee.

2.9. "*Dividend Equivalents*" shall have the meaning set forth in Section 12.5.

2.10. "*Employee*" shall mean any employee of the Company or any Subsidiary and any prospective employee conditioned upon, and effective not earlier than, such person becoming an employee of the Company or any Subsidiary.

2.11. "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

2.12. "*Fair Market Value*" shall mean, with respect to Shares as of any date, (a) the closing price of the Shares as reported on the principal U.S. national securities exchange on which the Shares are listed and traded on such date, or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported, (b) if the Shares are not listed on any U.S. national securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final ask price of the Shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported, or (c) if the Shares are neither listed on a U.S. national securities exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of the Shares as determined by the Committee in its sole discretion. The Fair Market Value of any property other than Shares shall mean the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. Notwithstanding the foregoing, if the Committee determines in its discretion that an alternative definition of Fair Market Value should be used in connection with the grant, exercise, vesting, settlement, or payout of any Award, it may specify such alternative definition in the Award Agreement applicable to the Award. Such alternative definition may include a price that is based on the opening, actual, high, low, or average selling prices of a Share on the principal U.S. national securities exchange on which the Shares are listed and traded on the given date, the trading date preceding the given date, the trading date next succeeding the given date, or an average of trading days.

2.13. "*Incentive Stock Option*" shall mean an Option which when granted is intended to qualify as an incentive stock option for purposes of Section 422 of the Code.

2.14. "*Option*" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.15. "*Other Share-Based Award*" shall have the meaning set forth in Section 8.1.

2.16. "*Participant*" shall mean an Employee, Director or Consultant who is selected by the Committee to receive an Award under the Plan.

2.17. "*Performance Award*" shall mean any Award of Performance Cash, Performance Share Units or Performance Units granted pursuant to Section 9.

2.18. "*Performance Cash*" shall mean any cash incentives granted pursuant to Section 9 payable to the Participant upon the achievement of such performance goals as the Committee shall establish.

2.19. "*Performance Period*" shall mean the period established by the Committee during which any performance goals specified by the Committee with respect to a Performance Award are to be measured.

2.20. "*Performance Share Unit*" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant upon achievement of such performance goals as the Committee shall establish.

2.21. "*Performance Unit*" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated amount of cash or property other than Shares, which value may be paid to the Participant upon achievement of such performance goals during the Performance Period as the Committee shall establish.

2.22. "*Permitted Assignee*" shall have the meaning set forth in Section 12.3.

2.23. "*Prior Plans*" shall mean, collectively, the Company's 2003 Long-Term Executive Compensation Plan, 2008 Deferred Stock Unit Plan for Outside Directors and 2013 Long Term Incentive Plan.

2.24. "*Restricted Share*" shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.25. "*Restricted Share Award*" shall have the meaning set forth in Section 7.1.

2.26 "*Restricted Share Unit"* means an Award that is valued by reference to a Share, which value may be paid to the Participant in Shares or cash as determined by the Committee in its sole discretion upon the satisfaction of vesting restrictions as the Committee may establish, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.27 "*Restricted Share Unit Award*" shall have the meaning set forth in Section 7.1.

2.28. "*SEC*" means the Securities and Exchange Commission.

2.29. "*Shares*" shall mean the shares of common stock of the Company, without par value.

2.30. "*Stock Appreciation Right*" shall mean the right granted to a Participant pursuant to Section 6.

2.31. "*Subsidiary*" shall mean any corporation (other than the Company), limited liability company, partnership, or other form of business entity in an unbroken chain of such entities beginning with the Company if, at the relevant time each of the entities other than the last entity in the unbroken chain owns stock or other similar ownership interests possessing 50% or more of the total combined voting power of all classes of stock or other similar ownership interests in one of the other entities in the chain.

2.32. "*Substitute Awards*" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.33. "*Vesting Period*" shall mean the period of time specified by the Committee or Board during which vesting restrictions for an Award are applicable.

3. SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares*. (a) Subject to adjustment as provided in Section 12.2, a total of 15,000,000 Shares shall be authorized for Awards granted under the Plan less one (1) Share for every one (1) Share subject to an award granted under any Prior Plan after June 30, 2017. After the effective date of the Plan (as provided in Section 13.13), no awards may be granted under any Prior Plan.

(b) If (i) any Shares subject to an Award are forfeited, an Award expires or otherwise terminates without issuance of Shares, or an Award is settled for cash (in whole or in part) or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, such Shares shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for grant under the Plan, or (ii) after June 30, 2017**,** any Shares subject to an award under the Prior Plans are forfeited, an award under the Prior Plans expires or otherwise terminates without issuance of such Shares, or an award under the Prior Plans is settled for cash (in whole or in part), or otherwise does not result in the issuance of all or a portion of the Shares subject to such award, then in each such case the Shares subject to the Award or award under the Prior Plans shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for grant under the Plan on a one-for-one basis.

(c) In the event that any withholding tax liabilities arising from the issuance or vesting of Shares in connection with a "full-value" Award (i.e., an Award other than an Option or Stock Appreciation Right or similar appreciation award) are satisfied by the tendering or withholding of Shares by the Company, then in each such case the Shares so tendered or withheld shall again be available for grant under the Plan and be added back to the number of Shares available for issuance on a one-for-one basis. In the event that after June 30, 2017 any withholding tax liabilities arising from the issuance or vesting of Shares in connection with a full-value award granted under the Prior Plans, are satisfied by the tendering or withholding of Shares by the Company, then in each such case the Shares so tendered or withheld shall again be available for grant under the Plan and be added back to the number of Shares available for issuance on a one-for-one basis.

(d) Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under paragraph (a) of this Section: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option or, after June 30, 2017, an option under any Prior Plan, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to Options or Stock Appreciation Rights or, after June 30, 2017, options or stock appreciation rights under any Prior Plan, (iii) Shares subject to a Stock Appreciation Right or, after June 30, 2017, a stock appreciation right under any Prior Plan that are not issued in connection with its stock settlement on exercise thereof, and (iv) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or, after June 30, 2017, options under any Prior Plan.

(e) Substitute Awards shall not reduce the Shares authorized for grant under the Plan or the applicable limitations for grant to a Participant under Section 10.5, nor shall Shares subject to a Substitute Award again be available for Awards under the Plan as provided in Sections 3.1(b) and (d) above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities that are parties to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

3.2. *Character of Shares*. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

4. ELIGIBILITY AND ADMINISTRATION

4.1. *Eligibility*. Any Employee, Director or Consultant shall be eligible to be selected as a Participant.

4.2. *Administration*. (a) Except with respect to any authority, duties or responsibilities that the Committee is permitted and elects to delegate hereunder, the Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards to be granted to each Participant hereunder; (iii) determine the number of Shares (or dollar value) to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder (including, without limitation, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions and any restriction or limitation regarding any Awards or the Shares relating thereto) based in each case on such factors as the Administrator, in its sole discretion, shall determine; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) determine whether, to what extent and under what circumstances any Award shall be canceled or suspended; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) determine whether any Award, other than an Option or Stock Appreciation Right, will include Dividend Equivalents subject to Section 12.5; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings.

(c) To the extent not inconsistent with applicable law (including without limitation applicable state laws), Section 162(m) of the Code with respect to Awards intended to comply with the performance-based compensation exception under Section 162(m), and the rules and regulations of the principal U.S. national securities exchange on which the Shares are traded, the Committee may (i) delegate to a committee of one or more Directors of the Company, or such higher number as may be required under applicable law, any of the authority of the Committee under the Plan, including the right to grant, cancel or suspend Awards, (ii) delegate to one or more executive officers the Committee's authority, duties and responsibilities relating to the Company's right to prevent, enforce or remedy affirmative or restrictive covenants contained in any Award, as set forth in Section 13.5(b), including the authority for such executive officer(s) to further delegate such authority, duties and responsibilities to any other individual or entity, whether or not such person or entity is employed by, an officer of, or affiliated with the Company and (iii) authorize one or more executive officers to do one or more of the following with respect to Employees who are not directors or executive officers of the Company to the extent permissible under applicable law: (A) designate Employees to be recipients of Awards, (B) determine the number of Shares subject to such Awards to be received by such Employees and (C) cancel or suspend Awards to such Employees; provided that (x) any resolution of the Committee authorizing such officer(s) must specify the total number of Shares subject to Awards that such officer(s) may so award and (y) the Committee may not authorize any officer to designate himself or herself as the recipient of an Award.

4.3. *Director Compensation Limit*. The maximum number of Shares subject to Awards granted under the Plan or otherwise during any one fiscal year to any Director, taken together with any cash fees paid by the Company to such Director during such fiscal year for service as Director, will not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes), excluding, for this purpose, the value of any Dividend Equivalents paid during such fiscal year . For purposes of the foregoing limitation, any deferred stock units or other deferred shares granted under the Plan shall count against the limit only during the fiscal year in which the Awards are initially granted and not in the fiscal year in which any deferred stock units or deferred Shares are ultimately settled and issued. The limitation set forth in this Section 4.3 will not apply to Awards granted to a Director solely in his or her capacity as non-executive chairman of the Board, provided that the non-executive chairman receiving such additional compensation may not participate in the decision to award such compensation.

5. OPTIONS

5.1. *Grant*. Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Section 5 and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2. *Award Agreements*. All Options shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee or Board shall determine which are not inconsistent with the provisions of the Plan. The terms and conditions of Options need not be the same with respect to each Participant. Granting an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Section 5 may hold more than one Option granted pursuant to the Plan at the same time.

5.3. *Option Price*. Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Section 5 shall not be less than 100% of the Fair Market Value of one Share on the date of grant of such Option; provided, however, that in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary, the option price per share shall be no less than 110% of the Fair Market Value of one Share on the date of grant. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company's shareholders (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option when the option price per Share exceeds the Fair Market Value of one Share in exchange for cash, another Award or other consideration (other than in connection with a Change in Control as defined in Section 11.3), or (c) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed.

5.4. *Option Term*. The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten (10) years from the date the Option is granted, except in the event of death or disability; provided, however, that the term of the Option shall not exceed five (5) years from the date the Option is granted in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (a) the exercise of the Option, other than an Incentive Stock Option, is prohibited by applicable law or (b) Shares may not be purchased or sold by certain Employees or Directors due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement.

5.5. *Vesting of Options*. The Award Agreement shall specify when Options vest and become exercisable. Except for Substitute Awards, the death, disability or retirement of the Participant, or special circumstances determined by the Committee, Options shall have a Vesting Period of not less than (a) twenty-four (24) months from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary and (b) one year from the date of grant if subject to the achievement of performance objectives, subject in either case to accelerated vesting in the Committee's discretion in the event of a Change in Control (as defined in Section 11.3) if the Options are not assumed, substituted for or continued as provided in Section 11.2. Notwithstanding the foregoing, the restrictions in the preceding sentence shall not be applicable to (x) grants to new hires to replace forfeited awards from a prior employer or (y) grants in payment of Performance Awards and other earned cash-based incentive compensation. The minimum Vesting Period requirements of this Section shall not apply to Options granted to Directors or Consultants.

5.6. *Exercise of Options*. (a) Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or the Participant's executors, administrators, guardian or legal representative, to the extent provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee, or any representative authorized by the Committee, may prescribe from time to time.

(b) Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (ii) by tendering previously acquired Shares (either actually or by attestation) valued at their then Fair Market Value, (iii) with the consent of the Committee, by delivery of other consideration having a Fair Market Value on the exercise date equal to the total purchase price, (iv) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (v) through any other method specified in an Award Agreement (including same-day sales through a broker), or (vi) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company or its designated agent at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share.

(c) Notwithstanding the foregoing, an Award Agreement may provide that if, on the last day of the term of an Option, the Fair Market Value of one Share exceeds the option price per Share, the Participant has not exercised the Option (or a tandem Stock Appreciation Right, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Participant on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Participant the number of Shares for which the Option was deemed exercised, less the number of Shares required to be withheld for the payment of the total purchase price and required withholding taxes; provided, however, any fractional Share shall be settled in cash.

5.7. *Form of Settlement*. In its sole discretion, the Committee may provide that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Shares or other similar securities.

5.8. *Incentive Stock Options.* The Committee may grant Incentive Stock Options to any Employee, subject to the requirements of Section 422 of the Code. Solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 15,000,000 Shares, subject to adjustment as provided in Section 12.2.

6. STOCK APPRECIATION RIGHTS

6.1. *Grant and Vesting*.

(a) The Committee may grant Stock Appreciation Rights (i) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option, (ii) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award, or (iii) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

(b) The Award Agreement shall specify when Stock Appreciation Rights vest and become exercisable. Except for Substitute Awards, the death, disability or retirement of the Participant, or special circumstances determined by the Committee, Stock Appreciation Rights shall have a Vesting Period of not less than (i) twenty-four (24) months from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary and (ii) one year from the date of grant if subject to the achievement of performance objectives, subject in either case to accelerated vesting in the Committee's discretion in the event of a Change in Control (as defined in Section 11.3) if the Stock Appreciation Rights are not assumed, substituted for or continued as provided in Section 11.2. Notwithstanding the foregoing, the restrictions in the preceding sentence shall not be applicable to (x) grants to new hires to replace forfeited awards from a prior employer or (y) grants in payment of Performance Awards and other earned cash-based incentive compensation. The minimum Vesting Period requirements of this Section shall not apply to Stock Appreciation Rights granted to Directors or Consultants.

6.2. *Terms and Conditions*. Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the Stock Appreciation Right.

(b) The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole Shares or other property, or any combination thereof.

(c) The terms and conditions of Stock Appreciation Rights need not be the same with respect to each recipient.

(d) The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate. A Stock Appreciation Right shall (i) have a grant price per Share of not less than the Fair Market Value of one Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option (subject to the requirements of Section 409A of the Code) except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2, and (ii) have a term not greater than ten (10) years, except in the event of death or disability. Notwithstanding clause (ii) of the preceding sentence, in the event that on the last business day of the term of a Stock Appreciation Right (x) the exercise of the Stock Appreciation Right is prohibited by applicable law or (y) Shares may not be purchased or sold by certain Employees or Directors due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement.

(e) An Award Agreement may provide that if, on the last day of the term of a Stock Appreciation Right, the Fair Market Value of one Share exceeds the grant price per Share of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not otherwise expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes; any fractional Share shall be settled in cash.

(f) Without the approval of the Company's shareholders, other than pursuant to Section 12.2, the Committee shall not (i) reduce the grant price of any Stock Appreciation Right after the date of grant, (ii) cancel any Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of one Share in exchange for cash, another Award or other consideration (other than in connection with a Change in Control as defined in Section 11.3), or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed.

7. RESTRICTED SHARES AND RESTRICTED SHARE UNITS

7.1. *Grants*. Awards of Restricted Shares and of Restricted Share Units may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "Restricted Share Award" or "Restricted Share Unit Award" respectively), and such Restricted Share Awards and Restricted Share Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Subsidiary as a condition precedent to the grant of Restricted Shares or Restricted Share Units, subject to such minimum consideration as may be required by applicable law.

7.2. *Award Agreements*. The terms of any Restricted Share Award or Restricted Share Unit Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee or Board and not inconsistent with the Plan. The terms of Restricted Share Awards and Restricted Share Unit Awards need not be the same with respect to each Participant.

7.3. *Rights of Holders of Restricted Shares and Restricted Share Units.*

(a) Unless otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Share Award and subject to execution of the Award Agreement, the Participant shall become a shareholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a shareholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares, except as otherwise provided in this Section.

(b) A Participant who holds a Restricted Share Unit Award shall only have those rights specifically provided for in the Award Agreement; provided, however, in no event shall the Participant have voting rights with respect to such Award.

(c) A Participant shall have those rights to dividends, distributions or Dividend Equivalents as set forth in Section 12.5.

7.4. *Vesting Period.* The Award Agreement shall specify the Vesting Period for Restricted Share Awards or Restricted Share Unit Awards. Except for Substitute Awards, the death, disability or retirement of the Participant, or special circumstances determined by the Committee, Restricted Share Awards and Restricted Share Unit Awards shall have a Vesting Period of not less than (a) twenty-four (24) months from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary and (b) one year from the date of grant if subject to the achievement of performance objectives, subject in either case to accelerated vesting in the Committee's discretion in the event of a Change in Control (as defined in Section 11.3) if the Restricted Share Awards or Restricted Share Unit Awards are not assumed, substituted for or continued as provided in Section 11.2. Notwithstanding the foregoing, the restrictions in the preceding sentence shall not be applicable to (x) grants to new hires to replace forfeited awards from a prior employer or (y) grants in payment of Performance Awards and other earned cash-based incentive compensation. The minimum Vesting Period requirements of this Section shall not apply to Restricted Share Awards or Restricted Share Unit Awards granted to Directors or Consultants.

7.5 *Issuance of Shares.* Any Restricted Shares granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Such book entry registration, certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Shares.

8. OTHER SHARE-BASED AWARDS

8.1. *Grants*. Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property ("Other Share-Based Awards"), including deferred stock units, may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Other Share-Based Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based compensation.

8.2. *Award Agreements*. The terms of Other Share-Based Awards granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and that are not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant. An Other Share-Based Award may entitle a Participant to dividends, distributions or Dividend Equivalents as set forth in Section 12.5.

8.3. *Vesting Period.* The Award Agreement shall specify the Vesting Period for Other Share-Based Awards. Except for Substitute Awards, the death, disability or retirement of the Participant, or special circumstances determined by the Committee, Other Share-Based Awards shall have a Vesting Period of not less than (a) twenty-four (24) months from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary and (b) one year from the date of grant if subject to the achievement of performance objectives, subject in either case to accelerated vesting in the Committee's discretion in the event of a Change in Control (as defined in Section 11.3) if the Other Share-Based Awards are not assumed, substituted for or continued as provided in Section 11.2. Notwithstanding the foregoing, the restrictions in the preceding sentence shall not be applicable to (x) grants to new hires to replace forfeited awards from a prior employer or (y) grants of Other Share-Based Awards in payment of Performance Awards and other earned cash-based incentive compensation. The minimum Vesting Period requirements of this Section shall not apply to Other Share-Based Awards granted to Directors or Consultants.

8.4. *Payment.* Except as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

9. PERFORMANCE AWARDS

9.1. *Grants.* Performance Awards in the form of Performance Cash, Performance Share Units or Performance Units, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee or Board and may be based upon the criteria set forth in Section 10.2 or such other criteria as determined by the Committee in its discretion.

9.2. *Award Agreements.* The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement (or, if applicable, in a resolution duly adopted by the Committee) which shall contain provisions determined by the Committee or Board and that are not inconsistent with the Plan, including whether such Awards shall have Dividend Equivalents in accordance with Section 12.5. The terms of Performance Awards need not be the same with respect to each Participant.

9.3. *Terms and Conditions.* The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee or Board upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than one year unless the Award is not payable in Shares. The amount of the Award to be distributed shall be conclusively determined by the Committee or Board.

9.4. *Payment.* Except as provided in Section 11, as provided by the Committee or Board or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee or Board. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee or Board, on a deferred basis subject to the requirements of Section 409A of the Code.

10. CODE SECTION 162(m) PROVISIONS

10.1. *Covered Employees.* Notwithstanding any other provision of the Plan, if the Committee determines at the time a Restricted Share Award, a Restricted Share Unit Award, a Performance Award or an Other Share-Based Award is granted to a Participant who is, or may be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Section 10 is applicable to such Award.

10.2. *Performance Criteria.*

(a) If the Committee determines that a Restricted Share Award, a Restricted Share Unit, a Performance Award, an Other Share-Based Award or any other Award is intended to be subject to this Section 10, the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one or any combination of the following: sales (including comparable sales); net sales; return on sales; revenue, net revenue, product revenue or system-wide revenue (including growth of such revenue measures); operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity (including average return on equity); total shareholder return (or any element of shareholder return); return on assets or net assets; the price of the Shares or any other publicly-traded securities of the Company; total number of clients; number of new clients; client retention; total tax returns prepared; market share; gross profits; gross or net profit margin; gross profit growth; net operating profit (before or after taxes); operating earnings; earnings or losses or net earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); earnings or losses margin percentage or net earnings or losses margin percentage; economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow (including operating cash flow and free cash flow) or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; cash flow return on capital; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; general and administrative expense savings; inventory control; operating margin; gross margin; year-end cash; cash margin; debt reduction; shareholders equity; operating efficiencies; cost reductions or savings; market share; customer satisfaction; customer growth; customer retention; employee satisfaction; productivity or productivity ratios; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; debt level; year-end cash position; book value; factoring transactions; competitive market metrics; timely completion of new product roll-outs; timely launch of new facilities (such as new store openings, gross or net); sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); royalty income; implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures, succession and hiring projects, reorganization and other corporate transactions, expansions of specific business operations and meeting divisional or project budgets; factoring transactions; and recruiting and maintaining personnel. Any performance goals that are financial metrics may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP") or may be adjusted when established (or to the extent permitted under Section 162(m) of the Code, at any time thereafter) to include or exclude any items otherwise includable or excludable under GAAP.

(b) The performance goals specified in Section 10.2(a) also may be based solely by reference to the Company's consolidated performance, performance of the Company's continuing operations, or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the performance of the Company relative to performance of other companies or upon comparisons of any of the indicators of Company performance relative to performance of other companies.

(c) When determining the specific metrics applicable to the performance goals specified in Section 10.2(a), and calculating the actual results related thereto, the Committee may include or exclude the impact of an event or occurrence which the Committee determines should appropriately be included or excluded, including without limitation (i) restructurings, performance attributable to discontinued operations, extraordinary items, and other unusual, infrequently occurring, or non-recurring charges, (ii) any event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (iii) acquisitions and divestitures, (iv) any reorganization or change in the corporate structure or capital structure of the Company, (v) foreign exchange gains or losses or (vi) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

(d) Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, and the regulations thereunder.

10.3. *Adjustments*. Notwithstanding any provision of the Plan (other than Section 11), with respect to any Restricted Share Award, Restricted Share Unit Award, Performance Award or Other Share-Based Award that is subject to this Section 10, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except to the extent permitted by Section 162(m) of the Code and the regulations thereunder without causing the Award to cease to be performance-based.

10.4. *Restrictions*. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 10 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.

10.5. *Limitations on Grants to Individual Participants*. Subject to adjustment as provided in Section 12.2, no Participant may be granted during any calendar year (a) Options or Stock Appreciation Rights with respect to more than 5,000,000 Shares, or (b) Restricted Share Awards, Restricted Share Unit Awards, Performance Awards and/or Other Share-Based Awards with respect to more than 1,000,000 shares, ignoring for purposes of the limitation in this clause (b), any Restricted Share Awards, Restricted Share Unit Awards, Performance Awards and/or Other Share-Based Awards that are (i) not intended to comply with the performance-based exception under Code Section 162(m), or (ii) denominated in cash. During any calendar year, no Participant may be granted Performance Awards that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in cash under which more than $3,000,000 may be earned for each twelve (12) months in the Performance Period. Each of the limitations in this section shall be multiplied by two (2) with respect to Awards granted to a Participant during the first calendar year in which the Participant commences employment with the Company and its Subsidiaries. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable limitation in this section.

11. CHANGE IN CONTROL PROVISIONS

11.1. *Impact on Certain Awards.* The Committee may, in Award Agreements or otherwise, provide that in the event of a Change in Control of the Company (as defined in Section 11.3) (a) Options and Stock Appreciation Rights outstanding as of the date of the Change in Control shall be cancelled and terminated without payment if the Fair Market Value of one Share as of the date of the Change in Control is less than the per Share Option exercise price or Stock Appreciation Right grant price, and (b) all Performance Awards shall be (i) considered to be earned and payable based on achievement of performance goals or based on target performance (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control), and any limitations or other restrictions shall lapse and such Performance Awards shall be immediately settled or distributed or (ii) converted into Restricted Share or Restricted Share Unit Awards based on achievement of performance goals or based on target performance (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control) that are subject to Section 11.2.

11.2. *Assumption or Substitution of Certain Awards.* (a) Unless otherwise provided in an Award Agreement, in the event of a Change in Control of the Company in which the successor company assumes or substitutes for an Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and continues the Award), if a Participant's employment with such successor company (or the Company) or a subsidiary thereof terminates within 24 months following such Change in Control (or such other period set forth in the Award Agreement, including prior to the Change in Control if applicable) and under the circumstances specified in the Award Agreement (i) Options and Stock Appreciation Rights outstanding as of the date of such termination of employment will immediately vest, become fully exercisable, and may thereafter be exercised for 24 months (or the period of time set forth in the Award Agreement), (ii) the restrictions, limitations and other conditions applicable to Restricted Shares and Restricted Share Units outstanding as of the date of such termination of employment shall lapse and the Restricted Shares and Restricted Share Units shall become free of all restrictions, limitations and conditions and become fully vested, and (iii) the restrictions, limitations and other conditions applicable to any Other Share-Based Awards or any other Awards shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant. For the purposes of this Section 11.2, an Option, Stock

Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award shall be considered assumed or substituted for if following the Change in Control the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award, for each Share subject thereto, will be solely common stock of the successor company with a fair market value substantially equal to the per Share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of whether fair market value is substantially equal shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding.

(b) Unless otherwise provided in an Award Agreement, in the event of a Change in Control of the Company to the extent the successor company does not assume or substitute for an Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and does not continue the Award), then immediately prior to the Change in Control: (i) those Options and Stock Appreciation Rights outstanding as of the date of the Change in Control that are not assumed or substituted for (or continued) shall immediately vest and become fully exercisable, (ii) restrictions, limitations and other conditions applicable to Restricted Share and Restricted Share Units that are not assumed or substituted for (or continued) shall lapse and the Restricted Share and Restricted Share Units shall become free of all restrictions, limitations and conditions and become fully vested, and (iii) the restrictions, other limitations and other conditions applicable to any Other Share-Based Awards or any other Awards that are not assumed or substituted for (or continued) shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant.

(c) The Committee, in its discretion, may determine that, upon the occurrence of a Change in Control of the Company, each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and/or that each Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change in Control over the exercise price per Share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine.

11.3. *Change in Control.* For purposes of the Plan, unless otherwise provided in an Award Agreement, Change in Control means the occurrence of any one of the following events:

(a) During any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(b) Any "person" (as such term is defined in the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); provided, however, that the event described in this Section 11.3(b) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (i) by the Company or any Subsidiary; (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) pursuant to a Non-Qualifying Transaction, as defined in Section 11.3(c);

(c) The consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's shareholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 35% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation); and (iii) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a "Non-Qualifying Transaction"); or

(d) The consummation of a sale of 50% or more of the total gross fair market value of the Company's assets, other than to an entity (or, if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of such entity) (i) in which 50% or more of the Voting Securities is represented by Company Voting Securities that were outstanding immediately prior to such sale or (ii) of which the Company directly or indirectly owns 50% or more of the Voting Securities.

Notwithstanding anything contained in this Section 11.3, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 35% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall be deemed to have occurred.

12. GENERALLY APPLICABLE PROVISIONS

12.1. *Amendment and Termination of the Plan*. The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for shareholder approval imposed by applicable law, including the rules and regulations of the principal U.S. national securities exchange on which the Shares are traded; provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 under the Exchange Act; and further provided that the Board may not, without the approval of the Company's shareholders, amend the Plan to (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 12.2), (b) expand the types of awards available under the Plan, (c) materially expand the class of persons eligible to participate in the Plan, (d) amend Section 5.3 or Section 6.2(f) to eliminate the requirements relating to minimum exercise price, minimum grant price and shareholder approval, (e) increase the maximum permissible term of any Option specified by Section 5.4 or the maximum permissible term of a Stock Appreciation Right specified by Section 6.2(d), or (f) increase any of the limitations in Section 10.5. The Board may not (except pursuant to Section 12.2 or in connection with a Change in Control), without the approval of the Company's shareholders, take any action with respect to an Option or Stock Appreciation Right that would, if such action were taken by the Committee, violate section 5.3 or 6.2(f). In addition, no amendments to, or termination of, the Plan shall impair the rights of a Participant in any material respect under any Award previously granted without such Participant's consent.

12.2. *Adjustments*. In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, the limitations in Section 10.5 (other than to Awards denominated in cash), the maximum number of Shares that may be issued pursuant to Incentive Stock Options, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate, and the performance goals applicable to outstanding Awards; provided, however, that the number of Shares subject to any Award shall always be a whole number, unless the Committee determines otherwise.

12.3. *Transferability of Awards*. Except as provided below, no Award and no Shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative. To the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award without consideration (each transferee thereof, a "Permitted Assignee") (a) to the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (b) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (a), (c) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (a) are the only partners, members or shareholders, or (d) for charitable donations; provided however, that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company's transfer agent in effectuating any transfer permitted under this Section.

12.4. *Termination of Employment or Services*. The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, continue to vest or be earned and the terms of such exercise, vesting or earning, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Subsidiary (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

12.5. *Deferral*; *Dividends and Dividend Equivalents*. (a) The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred in accordance with Section 13.15.

(b) Unless otherwise expressly provided in the applicable Restricted Share Award Agreement, Restricted Share Awards shall be entitled to receive Shares or any other property distributed as a dividends or otherwise relating to the underlying Shares; provided, however, in no event may any such distributed property or dividends be distributed or paid to the Participant and with respect to a Restricted Share before such Restricted Share has become vested and all such distributions and dividends shall be subject to the same restrictions and risk of forfeiture to the same extent as the Restricted Share and shall be paid, if at all, at the time(s) such restrictions and risk of forfeiture lapse. The Committee shall have the sole discretion to determine whether, if at all, any cash-denominated amount that is subject to such restrictions shall earn interest and at what rate.

(c) The recipient of an Award other than an Option, Stock Appreciation Right or Restricted Share Award may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, amounts equivalent to cash, stock or other property, paid as dividends on Shares ("Dividend Equivalents") with respect to the number of Shares covered by the Award; provided, however, (i) in no event will any such Dividend Equivalents be distributed to the Participant before the underlying Shares covered by the Award to which the Dividend Equivalents relate become vested or issued, (ii) any such Dividend Equivalents shall be subject to the same restrictions and risk of forfeiture as underlying Shares subject to the

Award, and shall be paid, if at all, at the time such restrictions and risk of forfeiture lapse. Subject to the provisions of the Plan and to the extent expressly provided in the applicable Award Agreement, the Committee shall have the sole discretion to determine whether, if at all, any cash-denominated amount that is subject to such restrictions shall earn interest and at what rate or whether Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested or deemed reinvested in additional Shares.

13. MISCELLANEOUS

13.1. *Award Agreements*. Each Award Agreement shall either be (a) in writing in a form approved by the Committee or Board and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee or Board and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee or Board consistent with the provisions of the Plan. The Award Agreement may be amended by agreement of the Company and the recipient, to the extent approved by the Committee or Board.

13.2. *Tax Withholding*. The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) net of any applicable federal, state and local taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Right, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award or (e) any other event occurring pursuant to the Plan. The Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to a Participant (or Permitted Assignee) such withholding taxes as may be required by law, or to otherwise require the Participant (or Permitted Assignee) to pay such withholding taxes. If the Participant (or Permitted Assignee) shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant (or Permitted Assignee) or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants (or Permitted Assignees) to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares otherwise deliverable in connection with the Award at such rate as will not cause an adverse accounting consequence or cost and is permitted under applicable withholding rules.

13.3. *Right of Discharge Reserved; Claims to Awards*. Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Director or Consultant the right to continue in the employment or service of the Company or any Subsidiary or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Director or Consultant at any time for any reason. The Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee, Director or Consultant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Directors or Consultants under the Plan.

13.4. *Substitute Awards*. Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

13.5. *Cancellation of Award; Forfeiture of Gain*. Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that

(a) In the event of an accounting restatement due to material noncompliance by the Company with any financial reporting requirement under the securities laws, the Committee shall have the right to review any Award, the amount, payment or vesting of which was directly or indirectly based on an entry in the financial statements that are the subject of the restatement. If the Committee determines that (i) based on the results of the restatement or (ii) due to inaccurate financial data used to determine the payment or vesting of an Award, that a lesser amount or portion of an Award should have been paid, vested or realized (including as a result of the impact of the restatement or inaccurate data on the Fair Market Value of Shares as determined by the Committee in its discretion), it may (x) cancel all or any portion of any outstanding Awards and (y) require the Participant or other person to whom any payment has been made or shares or other property have been transferred in connection with the Award to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or Stock Appreciation Right and the value realized (whether or not taxable) on the vesting or payment of any other Award during the period beginning twelve months preceding the date of the restatement and ending with the date of Committee action pursuant to this section of the Plan. In applying this section, the Committee is not required to treat all Participants in the same manner.

(b) If the Participant, without the consent of the Company, while employed by or providing services to the Company or any Subsidiary or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement, as determined by the Committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of the Award may, at the Committee's discretion, be canceled and (ii) the Committee, in its discretion, may require the Participant or other person to whom any payment has been made, or Shares or other property have been transferred in connection with the Award, to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or Stock Appreciation Right and the value realized (whether or not taxable) on the vesting or payment of any other Award during the time period specified in the Award Agreement. Except with respect to officers who are designated as executive officers by the Company's Board of Directors under Section 16 of the Securities Act of 1934, the Committee shall have the power to delegate all or a portion of the Committee's authority, duties and responsibilities under this Section 13.5(b) to one or more executive officers of the Company, including the authority for such executive officer(s) to further delegate such authority, duties and responsibilities to any other individual or entity, whether or not such person or entity is employed by, an officer of, or affiliated with the Company. Any delegation, including any delegation made by an executive officer, may be rescinded by the Committee at any time.

13.6. *Stop Transfer Orders*. All Shares delivered under the Plan pursuant to any Award shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or notation to be put on any certificates or book entries to make appropriate reference to such restrictions.

13.7. *Nature of Payments*. All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Subsidiary, division or business unit of the Company or a Subsidiary. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Subsidiary except as may be required by the terms of such plan or determined by the Committee or by the Board or board of directors of the applicable Subsidiary.

13.8. *Other Plans*. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.9. *Severability*. The provisions of the Plan shall be deemed severable. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction or by reason of change in a law or regulation, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction or any governmental regulatory agency, or impermissible under the rules of any securities exchange on which the Shares are listed, such unlawfulness, invalidity, unenforceability or impermissibility shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or impermissible, then such unlawfulness, invalidity, unenforceability or impermissibility shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid, unenforceable or impermissible, and the maximum payment or benefit that would not be unlawful, invalid, unenforceable or impermissible shall be made or provided under the Plan.

13.10. *Construction*. As used in the Plan, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation*."

13.11. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.12. *Governing Law*. The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Missouri, without reference to principles of conflict of laws, and construed accordingly.

13.13. *Effective Date of Plan; Termination of Plan*. The Plan shall be effective one (1) business day following the date of the approval of the Plan by the holders of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled and in such event each Award shall, notwithstanding any of the preceding provisions of the Plan, be null and void and of no effect. Awards may be granted under the Plan at any time and from time to time on or prior to the tenth anniversary of the effective date of the Plan, on which date the Plan will expire except as to Awards then outstanding under the Plan; provided, however, in no event may an Incentive Stock Option be granted more than ten (10) years after the earlier of (a) the date of the adoption of the Plan by the Board or (b) the effective date of the Plan as provided in the first sentence of this Section. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.14. *Foreign Employees and Consultants*. Awards may be granted to Participants who are foreign nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees or Consultants providing services in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees or Consultants on assignments outside their home country.

13.15. *Compliance with Section 409A of the Code.* It is intended that Awards shall not result in, and that this Plan and Awards shall be administered in a manner that does not result in, the imposition of any taxes, interest or penalties as a result of Section 409A of the Code and regulations and other guidance issued with respect thereto (any such taxes, interest or penalties shall be a "409A Penalty") and this Plan and Awards shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the Award shall be granted, paid, settled or deferred in a manner that will not result in a 409A Penalty, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to result in a 409A Penalty shall be amended so as not to result in or to minimize a 409A Penalty on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code. Notwithstanding the requirements of this Section, in no event will the Company or any affiliate thereof (including the Committee) have any liability to any Participant with respect to any 409A Penalty even if there is a failure on the part of the Company or Committee to avoid or minimize a 409A Penalty.

13.16. *No Registration Rights; No Right to Settle in Cash*. The Company has no obligation to register with any governmental body or organization (including, without limitation, the SEC) any of (a) the offer or issuance of any Award, (b) any Shares issuable upon the exercise of any Award, or (c) the sale of any Shares issued upon exercise of any Award, regardless of whether the Company in fact undertakes to register any of the foregoing. In particular, in the event that any of (x) any offer or issuance of any Award, (y) any Shares issuable upon exercise of any Award, or (z) the sale of any Shares issued upon exercise of any Award are not registered with any governmental body or organization (including, without limitation, the SEC), the Company will not under any circumstance be required to settle its obligations, if any, under this Plan in cash.

13.17. *Data Privacy.* As a condition of acceptance of an Award, the Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Participant's participation in the Plan. The Participant understands that the Company and its Subsidiaries hold certain personal information about the Participant, including the Participant's name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company or any Subsidiary, details of all Awards or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in the Participant's favor, for the purpose of implementing, managing and administering the Plan (the "Data"). The Participant further understands that the Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, management and administration of the Participant's participation in the Plan, and that the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company in the implementation, management, and administration of the Plan. The Participant understands that these recipients may be located in the Participant's country, or elsewhere, and that the recipient's country may have different data privacy laws and protections than the Participant's country. The Participant understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. The Participant, through participation in the Plan and acceptance of an Award under the Plan, authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Participant may elect to deposit any Shares. The Participant understands that the Data will be held only as long as is necessary to implement, manage, and administer the Participant's participation in the Plan. The Participant understands that he or she may, at any time, view the Data, request additional information about the storage and processing of the Data, require any necessary amendments to the Data, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Participant understands that refusal or withdrawal of consent may affect the Participant's ability to participate in the Plan. For more information on the consequences of refusal to consent or withdrawal of consent, the Participant understands that he or she may contact his or her local human resources representative.

13.18. *Indemnity*. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board and any person to whom the Committee has delegated any of its authority under the Plan shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.19. *Whistleblower Protections*. Nothing contained herein, in any Award Agreement, or otherwise prohibits the Participant from: (a) reporting possible violations of federal law or regulations, including any possible securities laws violations, to any governmental agency or entity, including but not limited to the U.S. Department of Justice, the SEC, the U.S. Congress, or any agency Inspector General; (b) making any other disclosures that are protected under the whistleblower provisions of federal law or regulations; or (c) otherwise fully participating in any federal whistleblower programs, including but not limited to any such programs managed by the SEC and/or the Occupational Safety and Health Administration. The Participant does not need prior authorization from the Company to make any such reports or disclosures, and is not required to notify the Company about such disclosures.

13.20. *Captions*. The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.